
UNIFYING
FORCES

2012

ANNUAL REPORT

CAMERON


INTEGRATED
ON EVERY
FRONT



UNITED IN PURPOSE AND FOCUS

Innovative, industry-leading solutions. A broad portfolio of proven technologies. And an empowered global workforce dedicated to delivering customer service excellence. From land to sea, around the globe Cameron integrates these strengths as one united company. Together, we create the flow technology that energizes the world.

CAMERON OFFICE OF THE CHAIRMAN
HOUSTON, TX

RESPONDING AS ONE

Across divisions, environments and continents, 2012 was a very successful year for Cameron. We worked more safely this year than any other in our history.

We had record orders, revenues, earnings and backlog. More than 4,000 people joined the Cameron family during 2012, and we now total more than 27,000 employees around the world.

We enjoyed double-digit percentage growth in revenues from the prior year in all of our business segments. The fourth quarter of the year resulted in record achievements in new orders, revenues and earnings. Our record levels of orders are a reflection of the breadth of Cameron's product portfolio and served markets.

Our backlog at the end of the year was $8.6 billion, up from the beginning of the year level of $6.0 billion. Capital spending was $427 million for 2012, as we focused on investments in our aftermarket and unconventional businesses.

ALLIED IN EXCELLENCE

It was a year of collaboration across all Cameron divisions. We are sharing capacity and taking a more holistic approach to move forward as one united team. We have succeeded because we are increasingly focused on the basics of designing better, manufacturing better and servicing better as One Cameron. Internally, we continued rolling out our new enterprise platform called Optimus. This business management platform, when fully deployed, will unify all Cameron divisions through a common business system.

MAKING STRATEGIC ACQUISITIONS TO EXPAND OUR CAPABILITIES

2012 saw us broadening our franchise with the acquisition of TTS Energy. Their portfolio of drilling equipment complements last year's acquisition of LeTourneau Technologies Drilling Systems, Inc., expanding our existing product offerings and enhancing the growth opportunities for our drilling systems platform. As a result, Cameron is now is able to offer complete rig packages.

> We had record orders, revenues, earnings and backlog.

To that point, we received an order from STX Offshore & Shipbuilding Co., Ltd., totaling approximately $275 million, to supply a complete drilling equipment package for a 12,000-foot ultra-deepwater drillship. The STX order represents Cameron's first complete rig package for a newbuild drillship.

We also acquired California-based ELCO Filtration and Testing, Inc., providers of innovative solutions that meet a wide range of wellhead requirements, as well as CairnToul Well Equipment Services Ltd. of Aberdeen, a market leader in well integrity management and maintenance activities in the UK North Sea. By year-end, we added ICI Artificial Lift, Inc., in Canada, to help grow our surface systems business in key parts of the world.

A GAME-CHANGING PARTNERSHIP

In November 2012, Cameron and Schlumberger announced an agreement to create OneSubsea™, a joint venture to manufacture and develop products, systems and services for the subsea oil and gas market. Upon its creation, following regulatory clearance, this new partnership with Schlumberger will be a powerful marriage of their oilfield services technology and our subsea equipment heritage.

FINANCIAL HIGHLIGHTS

Cameron set historic records in orders, revenue, and earnings per share in 2012

3-YEAR ORDERS & REVENUE GROWTH


ORDERS
REVENUES
($ Millions)
$11,000
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
0
'10
'11
'12
'10
'11
'12

EARNINGS PER SHARE (EXCLUDING CHARGES)


$3.50
$3.00
$2.50
$2.00
'10
'11
'12

FINANCIAL HIGHLIGHTS

Cameron set historic records in orders, revenue and earnings per share in 2012

YEARS ENDED DECEMBER 31: ($ MILLIONS EXCEPT PER SHARE)	'12	'11	'10
Orders	$ 10,886.7	$ 7,827.6	$ 5,790.5
Revenues	8,502.1	6,959.0	6,134.8
Earnings before interest, taxes, depreciation and amortization (EBITDA), excluding charges[1]	1,316.6	1,119.1	1,060.1
EBITDA, excluding charges[1] (as a percent of revenues)	15.5%	16.1%	17.3%
Net income, excluding charges[2]	777.3	664.1	599.2
Earnings per share, excluding charges[3]	3.13	2.67	2.42
Shares used in calculations of earnings per share: Diluted	248.1	249.2	247.5
Capital expenditures	427.2	388.1	200.7
Return on average common equity	14.8%	11.3%	13.9%

AS OF DECEMBER 31: ($ MILLIONS)	'12	'11	'10
Total assets	$ 11,158.2	$ 9,361.7	$ 8,005.1
Stockholders' equity	5,566.1	4,707.4	4,392.4
Shares outstanding[4]	246.7	245.5	243.9
Number of employees	27,000	22,500	19,500

1 See Note 3 of the Notes to Consolidated Financial Statements for information relating to Other Costs, which have been excluded.
2 US GAAP net income as reported in 2012 was $750.5 million; 2011 was $521.9 million and 2010 was $562.9 million.
3 US GAAP Diluted earnings per share as reported in 2012 was $3.02; 2011 was $2.09 and 2010 was $2.27.
4 Net of treasury shares.

OneSubsea plans to provide comprehensive, reliable in-house subsea technologies to focus on life-of-the-field challenges. The vision behind OneSubsea is to provide the industry with a subsea factory, offering a seamless process for operators that leverages Cameron's flow control expertise, world-class manufacturing and aftermarket capabilities to solve customer challenges in the subsea environment.

Currently, industry subsea recovery rates are approximately 30%, leaving nearly 70% in the reservoir. This new venture aspires to offer a step change in reservoir recovery for the subsea oil and gas industry through integration and optimization of the entire production system over the life of the field. This integration is intended to be accomplished by combining superior reservoir knowledge and wellbore technologies with industry-leading subsea technologies, delivering enhanced productivity, reliability and integrity.

CAMERON'S SUSTAINABILITY

We are committed to providing high quality and unsurpassed value in our products and services while demonstrating respect for the health and safety of our workers, a concern for protecting the environment and an active involvement in building a sustainable future. We believe tracking and reporting on environmental, social and governance business practices makes us more responsive to our shareholders, employees, customers, suppliers and the communities in which we operate. For these reasons, we will support our efforts with the addition of a sustainability report, which will be published later in 2013.

United, we share a clear purpose, common values and a focus on excellence.


Jack B. Moore

LEADERSHIP ADVANCES

Management and our Board place a lot of emphasis on our succession-planning process and leadership-development programs. We are very fortunate to have a stable of good leaders that can step into key management opportunities.

John Carne is an example of one such leader as he steps into the top role at OneSubsea. Previously, John was Chief Operating Officer of Cameron. John also has served as Executive Vice President of Cameron since April 2010. In the subsea division, Scott Rowe has taken the reins as President. Scott previously held the position of President of the Engineered & Process Valves division of Cameron. Owen Serjeant, previously President of the Subsea Systems division, moves over to lead our Process & Compression Systems business segment.

TIMELESS VALUES IN A TIME OF CHANGE

At Cameron, we create the flow control technology that energizes the world. While we are living and working in a time of rapid change, our values remain steadfast. Integrity is the foundation of our business. We earn the trust of our colleagues, customers and shareholders by honoring our commitments, doing the right things for the right reasons, and by speaking up when we see something unsafe. We work responsibly and are accountable for ensuring safe operations, delivering on our commitments, and providing our customers and suppliers with the unparalleled service they deserve.

MOVING FORWARD

Our company has never been on more solid ground. United, we share a clear purpose, common values and a focus on excellence. Moving forward, we will share resources and expertise as we grow our capabilities around the world together. This is a great company, with strong leadership and excellent people. I thank you for your continued support. I look forward to reporting back to you on Cameron's progress next year.

Sincerely,

JACK B. MOORE

Chairman, President and Chief Executive Officer

ENGAGING TO EXCEL

A bold, new initiative aimed at building customer engagement and service excellence around the world through the engagement of our employees.

Being a world-class service provider starts with having a workforce that is energized and aligned in its commitment to customer service excellence. That means a workforce that has a unified sense of purpose with common goals and values – a workforce that is truly engaged in the work that they do every day.

To that point, this past year we created an important new initiative aimed at building customer engagement through the engagement of our employees. Part of an ongoing effort to strengthen our service around the world, the initial phase in our Engage to Excel program began with Cameron's first ever company-wide employee and customer surveys.

Conducted by Gallup, Inc., the surveys were carried out across divisions in every country in which Cameron operates. With the objective of uniting the employee and customer experience, the feedback received enabled us to gain insights that are vital to our goal of providing the highest level of service and being the best business partner our customers can have.

MAKING THE CONNECTION BETWEEN OUR EMPLOYEES AND CUSTOMERS EVEN STRONGER

This first step in our journey to redefining service excellence has been enlightening and encouraging. With data accumulated from employees and customers, we have identified where pockets of excellence exist and where more work needs to be done. Currently, we are identifying drivers of employee engagement and building on those key points to achieve our objective.

CREATING A UNIFIED CULTURE ENGAGED IN DELIVERING EXCELLENCE

The Engage to Excel global surveys are just one part of our commitment to delivering customer service excellence as One Cameron. This is not a short-term fix. Rather, we are putting in place a culture that will raise performance throughout our organization, one where service excellence is clearly defined and embraced by all, whether new to Cameron or a seasoned veteran.

In the days and months ahead, we will continue to dialogue with customers and improve our offerings. We will eliminate roadblocks, build on our strengths and keep our processes on track. There will be one face of Cameron service quality to our employees, customers and the industry. The face of excellence.



LINX

Social Media Platform Linking People and Solutions

Enabling our people to communicate, collaborate, share ideas, ask questions and get answers quickly across the enterprise are keys to our success.

To facilitate the need for the high-velocity exchange of information, in 2012 we introduced our Linx™ social collaboration platform.

Linx is linking Cameron employees together through a web-based, mobile, social media technology that turns our global communication capability into an interactive dialog on demand. This is a powerful enabler for our business, allowing people to come together immediately from across functional areas, divisions or geographic regions to achieve a specific objective.

Creating a collaborative environment drives efficiency, productivity and innovation by providing employees with access to subject matter experts, mass information and the ability to share and discuss ideas interactively in Linx around the clock and around the world. Linx also serves as a social network for Cameron employees, supporting relationship building and bringing people together with similar interests by creating a fun and engaging work environment.



IN FULL FORCE FROM SEA TO SEA

DURING 2012, THE INDUSTRY EXPERIENCED A SIGNIFICANT SHIFT IN THE MARKETPLACE

For the first time in years, we saw activity in all deepwater markets, including Brazil, West Africa, the North Sea, Asia Pacific and the Gulf of Mexico. Activity was driven by healthy commodity prices and by numerous deepwater and ultra-deepwater discoveries in established as well as relatively new areas, and Cameron was there to participate in full force.


CAMERON



Cameron's offshore products and services include systems, equipment, engineering and project management across a broad range of needs, from concept through completion.

ACHIEVING RECORD ORDERS

Record orders during the year included a $346 million award from Petrobras for 30 pre-salt subsea trees with installation tools, spare parts and accessories. We also were awarded an order from STX Offshore & Shipbuilding Co., Ltd., totaling approximately $275 million, to supply our first complete drilling equipment package for a 12,000-foot ultra-deepwater drillship. In addition, we marked another industry first with an unprecedented total of 39 blowout preventers (BOPs) booked for major clients around the globe.

EXPANDING ON OUR STRENGTHS

While we have done extremely well with our core customer base, we are expanding our services further. We are conducting recertifications on the rig, allowing customers to avoid rig downtime, saving time and money. Moreover, local content is becoming more critical than ever with regards to gaining projects. To address that need, we are doubling the size and capabilities of our Brazilian facility, building our first aftermarket facility in Southeast Asia, and bringing on more Cameron team members in these areas.

DELIVERING COMPLETE RIG PACKAGES

With the acquisition of TTS Energy, Cameron now offers a comprehensive portfolio of what we consider best-in-class products with state-of-the-art rig control systems for new levels of efficiency, quality and safety. In combination with last year's acquisition of LeTourneau to cover rig design and drilling equipment, acquiring TTS Energy enables us to provide complete rig packages for both onshore and offshore rigs. Customers benefit from more product choices, greater reliability and complete life cycle support backed by the global expertise of our CAMSERV™ aftermarket services.

RISING TO THE CHALLENGE OF A NEW REGULATORY ENVIRONMENT

After the Deepwater Horizon oil spill in May 2010, the Federal government instituted stringent regulations on drilling rig safety. These regulations govern BOPs, subsea equipment and redundant safety systems on rigs. These new regulations were based on recommended industry practices set forth by the American Petroleum Institute.

"500"

FORTUNE 500 MOST ADMIRED AWARD

In addition to being a Fortune 500 company, in 2012, *Fortune* named Cameron one of the top five "most admired" companies in the oil & gas equipment and services sector.

A SINGULAR FOCUS ON SAFETY

SAFEST WORK RECORD IN OUR HISTORY

In deep water, cutting-edge systems and state-of-the-art tools are at work thousands of feet below the ocean. While safety has always been critical to every project, today offshore drillers are operating to even tighter regulations designed to reduce the social and environmental impact of a major incident.

In 2012, Cameron achieved the safest work record in our history. More than ever, our commitment to safety and regulatory compliance under the harshest conditions and in deepwater depths is rock solid.

1 RIG CONTROL ROOM
Cameron is pioneering state-of-the-art rig control systems.

2 IRON ROUGHNECKS
Automated iron roughnecks enhance safety.

3 BOP STACKS
Cameron BOP stacks are purpose-built to meet regulatory standards.


2

In response to this new reality, a significant number of new standards are being developed for the entire industry. Cameron is very much involved in these activities and is serving on many industry consortiums to develop guidelines that will promote a safer world for our customers. Doing so is simply part of our culture.

A NEW INDUSTRY APPROACH

With this shift in regulation has also come a shift in culture that is driving new behaviors. Companies are changing the way they look at procurement practices and maintenance guidelines regarding the products they purchase. To that point, many major oil and gas companies are adopting life cycle management policies for both regulatory and risk management reasons in which Original Equipment Manufacturers (OEMs) play a major role. To maximize efficiency, customers are also adding an additional BOP stack to their offshore rigs. In both of these areas, Cameron is answering the call with quality products designed for reliable operation.


CAMERON
3



Cameron is answering the call with quality products designed for reliable operations.

LEVERAGING OUR TECHNOLOGIES AND ENERGIES TO SOLVE THE PROBLEM

The BOP operates by supplying thousands of pounds of pressure to blocks, known as rams, which close around the pipe and seal off the space in the well. Additionally, the preventer is equipped with a set of shear rams to slice through the pipe and close off and seal the well. As one of the world's top producers of BOPs, we are leveraging our technological expertise to create a new generation of BOPs. We now are developing BOP technology that integrates additional ram cavities for greater system redundancy, new control systems, position indicators and more robust shearing capabilities.

Cameron also has adapted technology from our Subsea Systems division to a new piece of equipment known as a capping stack, which provides an alternate means of capping a well in case of a blowout. The capping stack is designed to be retrofitted onto an out-of-control well to regain the integrity of the subsea equipment and kill the well. A key component of this piece of equipment is our patented Multiple Application Reinjection System, or MARS™. MARS works as an interface between the stack and the well bore to provide access for fluid


BSTV | BSTHS
PARK 3
A
B

$100M

GOING DEEP IN THE SOUTH CHINA SEA

In 2012, Cameron signed an agreement with CNOOC for the supply of subsea production systems in support of the Panyu 35-1/2 deepwater gas field development in the South China Sea. This contract is valued at approximately $100 million, with the scope of supply including six subsea production trees, production controls, one manifold, associated subsea equipment, rental tooling and service support. Deliveries are scheduled to commence in 2013.



3

injection to better control and kill the well. MARS has been previously employed on subsea wells to enable cost-effective fluid injection on production wells, for well stimulation and for the cost-effective packaging of retrievable multiphase flow meters on subsea wells and manifolds. Capping stacks employing MARS technology are being deployed worldwide as a line of defense against blowouts.



4

158 NEW PATENTS

In 2012 alone, Cameron filed 158 new technology patents. Currently, we are working with advanced materials that dampen vibration in subsea environments to protect subsea equipment from fatigue and cracking caused by ocean currents. Looking ahead to the next frontier, the Arctic, we are developing elastomer seals capable of performing at a temperature range of -50˚F to 250˚F and at a desired pressure rating of 15,000 psi.

DEVELOPING LEADING TECHNOLOGY

MACRO-MOLECULAR LUBRICANT REDUCES FRICTION TO NEAR ZERO

Known for introducing industry firsts such as Cameron's 13-5/8" 25,000 psi BOP, the Company is preparing for the future by investing in technology development with industry leaders and universities throughout the world. A prime example of this global collaboration is the creation of XCEED™ lubricant, where Cameron teams and NanoMech engineers worked alongside each other.

A macro-molecular nano-manufactured solution, XCEED reduces friction to near zero, driving the performance of machines up, while significantly decreasing the amount of fossil fuel used. This innovation dramatically extends performance, durability and reliability of critical components.

1 SUBSEA TREES
Cameron subsea trees have been installed worldwide.

2 MARS INTERFACE
MARS interface enables subsea metering.

3 SUBSEA SYSTEMS
Cameron subsea systems include manifolds, controls and connectors.

4 ARCTIC ENVIRONMENT
Cameron is developing new elastomer seal technology.

ONESUBSEA

THE POWER OF ONE

Together with Schlumberger, we are creating OneSubsea, a joint venture to manufacture and develop products, systems and services for the subsea oil and gas market.

Cameron's state-of-the-art subsea production systems have been installed in regions around the world. From deepwater to shallow-water applications to large and small field architecture, we have provided solutions for virtually every subsea challenge.

With oil companies venturing into areas like the Arctic or to very deep sea levels in regions like West Africa, new answers in this rapidly growing industry are required to produce oil and natural gas. OneSubsea will be positioned to answer the challenge.

The partnership will bring together expertise in subsea processing, reservoir knowledge and flow assurance with capabilities in subsea equipment manufacturing. The parties expect the joint venture to be operational in 2013 following regulatory clearance.

THE KEY IS TO UNLOCK GREATER RESERVOIR POTENTIAL

OneSubsea will seek a step change in reservoir recovery for the subsea oil and gas industry through integration and optimization of the entire production system over the life of the field. OneSubsea will leverage flow control expertise, process technologies and world-class manufacturing and aftermarket capabilities along with petro-technical leadership, reservoir knowledge and tools, artificial lift and subsea well-intervention technologies.

Approximately 200 deepwater fields are expected to come online in the next four years and by 2020 more than 11,000 subsea wells will be in operation worldwide. OneSubsea will be there to to meet the challenge.




C5
A16

SHARING SUBSEA EXPERTISE

OneSubsea will provide a new, comprehensive solution aimed at helping customers improve production and enhance recovery by combining the expertise of the partners.

OneSubsea is more than just the joining of subsea technology from two of the industry's most respected oilfield service providers. OneSubsea seeks to offer integrated subsea solutions that incorporate all aspects of flow control in addition to processing at the seabed. To that point, this new venture is focused on providing the most comprehensive, reliable, in-house suite of subsea technologies in the industry coupled with comprehensive reservoir and production knowledge.

LEVERAGING STRENGTHS

The OneSubsea concept is designed around leveraging the strengths of the parent companies, including a legacy of reservoir knowledge and subsea pumping technology, reliable production hardware and a solid track record of reliability in the subsea arena. Focus areas will include subsea production systems, subsea processing systems, control systems, surface and floating production systems.

Central to the unique nature of this venture are the subsea integrating technologies such as flow assurance, subsea surveillance, product management experience, well intervention, reservoir engineering and petro-technical expertise.

TAKING INTEGRATION FARTHER

A key goal of OneSubsea is to provide seabed production technologies optimized to exceed customer expectations for quality, production and recovery – maintaining asset integrity for the life of the field. With the support of the parent companies, OneSubsea will push the boundaries of systems integration to include solutions that connect the reservoir, well and subsea production systems.

1 RESERVOIR MODEL
Integrated subsea solutions incorporate reservoir modeling.



ONSHORE

UNITING RESOURCES AND EXPERTISE

HARNESSING OUR STRENGTHS FOR A COMMON CAUSE

» With the onshore industry changing at an unprecedented speed, Cameron stays surefooted and confident in its capabilities to meet its customers' evolving needs. By constantly challenging ourselves, we are a catalyst for advancing the industry.



WORKING SHOULDER-TO-SHOULDER: CAMSHALE SOLUTIONS



The personification of One Cameron, CAMSHALE™ services provide one-stop access to Cameron's full range of flow equipment products, systems and services to meet our customers' complete shale requirements.

From concept to completion, our flexible solutions are supported with a workforce trained to work together as a single, customer-facing team.

By integrating world-class services with proven products into customized shale solutions, CAMSHALE systems help improve the efficiency and productivity of our customers' operations. In addition to equipment customized to meet all basin standards, field representatives are strategically located in all major shale basins to ensure product and service availability.

In 2012, Cameron continued to evolve this service, collaborating with divisions within the company and sharing knowledge and skills to solve customer challenges. During this period, we gained greater exposure to North American shale plays where our expertise across completion, frac support, fluid management and compression continued to be in demand.

The CAMSHALE solution incorporates products and services for all phases of the shale production process. Completion equipment includes wellheads, Christmas trees, actuators, chokes, measurement devices and controls, all designed to solve technological challenges and lower completion costs. We also supply a variety of frac support services and fluid management solutions. As a market leader in process packages and technology for the separation of oil, gas, produced water and solids, our expert engineering teams design flexible solutions to optimize well productivity. In addition, our reciprocating gas compressors provide reliable performance in the gathering, boosting, processing, transporting and storage of natural gas, while our centrifugal compressors provide proven performance for oil-free process gas handling.

Five years ago, roughly 80% of the land rig count in the U.S. was deployed in natural gas plays. Today, the technologies developed for dry gas plays are driving the growth in liquids plays such as the Bakken and Eagle Ford shales. As the industry's first integrated shale pressure control services specialist, Cameron is well-positioned for further activity in this area as it unites engineering support, project management experts, asset management and aftermarket services to deliver comprehensive CAMSHALE solutions.

1ST

GROWING IN SHALE PLAYS

The industry's first integrated shale pressure control services specialists, Cameron provides customers access to the full range of CAMSHALE equipment products, systems and services that are critical to shale gas requirements.

1 SHALE SPECIALISTS
Our shale specialists provide expert service.

2 CAMSHALE SYSTEMS
CAMSHALE systems include wellheads and trees.

3 TRAINED TECHNICIANS
Trained technicians meet onsite aftermarket needs.

4 SHALE SOLUTIONS
Cameron provides complete, end-to-end shale solutions.



2



3



4

> Cameron delivers the onshore products and services required to meet critical land-based challenges head-on.

ALLIES

A PIPELINE TO INSTITUTES OF HIGHER EDUCATION

To support the continued growth of our services and ensure we have the right people to rise to each challenge, Cameron has made agreements with colleges and technical universities as well as the military and other allied industries across multiple geographies around the globe.

1 CAMSERV SOLUTIONS
CAMSERV technicians receive specialized training.

2 FIELD SERVICE
Our field service is available around the globe.

NEW PRODUCTS FOR A NEW GENERATION

Cameron develops innovative technical solutions through the dedication and ingenuity of a team of technology development specialists located in offices in North America, Europe and India.

Ultra-Compact Frac Tree
Currently in production, Cameron's F-T90 frac tree has an ultra-compact design that reduces the overall frac stack height, improving safety and environmental protection. This innovative product also has new features to combat erosion and sand evacuation.

GEN II and III Frac Manifold – Mono-Line Frac Fluid Delivery System
Our new Mono-Line Frac Fluid Delivery System design eliminates up to 75% of frac iron connections, resulting in a reduced footprint, significant integrity improvement and HSE benefits.

ECO2 – Economical and Ecological Production System
High-gravity oil flashing occurs when pressure reduces from the wellhead to atmospheric storage tank pressure. New EPA regulations require control of these emissions. Our ECO2 system retains the volatile hydrocarbons. This innovation means significant cost savings for customers, as the lost oil burned using a flare system can cost operators $2.5 million in incremental revenue over the first year of production.

SETTING STANDARDS

Cameron's Surface Systems division posted a highly successful year in revenues and earning growth. With many customers shifting their budgets from gas areas to oil areas, our agility has enabled us to take action and reallocate people and resources where activity was greatest.

In North America, we continued to break records quarter over quarter. In Latin America, growth was driven primarily by our artificial lift solutions. In the Asia Pacific and Middle East region, activity was focused on Saudi Arabia, Oman and Iraq, where we are aligned in investment and opportunity. In Europe, we continue to remain active in the North Sea, developing high-pressure, high-temperature systems for well completions. Elsewhere internationally, we will continue to support and invest in Mexico, Argentina and Poland and deploy capital assets in these countries.

Discipline around our supply chain, our designs, our commitment to quality and our training competency all are reasons customers continue to turn to Cameron. We offer complete systems and bundled services to address the comprehensive needs of our customers.



ADDING TO OUR FORCES

This year, we completed the acquisition of CairnToul Well Equipment Services Ltd. and ELCO Filtration and Testing Inc.

Both of these acquisitions enhance our aftermarket and surface product offerings and help us expand our global reach. Going into 2013, we will continue to look for opportunities to reinvest in our current infrastructure as well as opportunities to expand our aftermarket network, increase our geographic penetration and complement our existing product lines.

OneSubsea is a prime example of a solution intended to set the standard for the way in which we grow our business and continue to offer our customers unique solutions to their most challenging production problems.



COLLABORATING IN THE MIDDLE EAST

$100 MILLION AWARD IN IRAQ SUPPORTED BY OUR NEW FACILITY



This past summer, Cameron was awarded a supply contract valued at approximately $100 million by the Rumaila Operating Organization (ROO) in Iraq. ROO is a joint venture between the state-owned South Oil Company, BP and the China National Petroleum Corporation.

The scope of work includes equipment for new wells and rehabilitation of existing wells, along with the associated aftermarket services for the next three years. We are supporting the contract with parts, service, equipment storage and deployment from our new Iraq facility. Cameron is proud to be an integral part of the Rumaila development, which is important to the ongoing efforts involved in rebuilding the country.

INTEGRATED

BRINGING IT ALL TOGETHER





COMBINING EXPERTISE AND EXPERIENCE TO ADDRESS EVERY CHALLENGE

Whatever the task, we bring together the expertise, forward-thinking problem solving and know-how required to power performance for our customers in any environment. We are united in our offerings, our focus on customer satisfaction and our commitment to safety.

TOTAL RIG PACKAGE SOLUTIONS: BRAINS AND BRAWN



Cameron's Total Rig Package Solutions bring together a comprehensive portfolio of what we consider best-in-class products, state-of-the-art rig control systems and the global support of our CAMSERV aftermarket services.

Combining the brains of new technology with the brawn of highly engineered iron, we now can offer customers enhanced product choices, reliability and complete life cycle support for all of their rig requirements. From conceptual rig and equipment design to detailed manufacturing, project management, equipment, installation and commissioning, and more, we provide expertise throughout the project life cycle.

Our total solutions offering results principally from the addition of TTS Energy products, which include drilling rig control systems, top drives, traveling blocks, automated pipe handling, iron roughnecks, drawworks, derrick structures, drillfloor tools, fingerboards, BOP handling equipment, deadline anchors and drill line spoolers. With TTS we also acquired the On Track® Drilling Management System that makes drilling data generated on the rig available anywhere over the Internet. This innovative system allows customers to remotely monitor real-time data, trend analysis, machine status and central alarms, further strengthening safety and efficiency.

As a Total Rig Package Solutions provider, Cameron's broad range of quality-driven products and advanced automated rig control systems provide customers with safe, efficient and productive integrated drilling environments.

SUPPORT THROUGHOUT THE ENTIRE LIFE CYCLE

- **Conceptual Design** – Providing modeling packages and front-end engineering studies on both rig and equipment design to assure more efficient operation of the rig.
- **Detailed Engineering** – Creating the right customized solution based on the customer's specific requirements.
- **Project Management** – Overseeing the entire process with industry experts.
- **Drilling Equipment** – Providing high quality equipment to meet the demanding requirements for rigs today.
- **Installation and Commissioning** – Helping customers achieve operational goals in the most efficient and economic manner while meeting budgetary, logistical and scheduling concerns.
- **Training and Full Life Cycle Support** – Offering training to ensure a better understanding of the complex nature of the equipment and systems onboard a specific rig as well as comprehensive CAMSERV aftermarket services.
- **Uptime** – Offering products and services to maximize rig uptime.

18YRS

VALVES JOINT VENTURE IN CHINA

Cameron's Engineered & Process Valves division established a joint venture with China National Petroleum Company (CNPC) to build large-bore welded ball valves and actuators for the China market as well as for the countries that CNPC serves. This 18-year joint venture will enhance our market share in an ever-growing market while also protecting our interests for the coming decade.

1 TOTAL RIG PACKAGES
Total rig packages provide safe, efficient drilling.

2 PREMIER VALVES
Cameron offers premier brands for valve markets.



2

VALVES & MEASUREMENT: LEADING THE WAY IN FLOW RELIABILITY

Cameron provides comprehensive valve solutions for every project.

Our Valves & Measurement business segment merges the technology and know-how of Cameron valve experts with the world's premier brands into one industry-leading entity. Combined, we offer the expertise of 5,500 employees, 18 manufacturing plants globally, 35 aftermarket locations around the world and the strengths of our Project Valve Management^{SM} (PVM) service. Cameron's 21 manufactured valve brands represent a history of reliability and innovation across a wide range of valve types, including ball valves; gate, globe and check valves; and butterfly, choke and plug valves.

GOING FROM STRENGTH TO STRENGTH

With the increased demand for gate valves in North American shale plays, as well as ongoing requirements, we ramped up capacity and leveraged our strategically located facilities to meet the need. Since 2008, we have invested more than $160 million in manufacturing facilities for our Engineered & Process Valves (EPV) division. Our cumulative plant size for EPV now exceeds 1.2 million square feet. In addition, over that same time, we have invested more than $20 million in plant improvements for our Distributed Valves division, including state-of-the-art machining, testing and robotics centers. We also are strengthening our Rapid Response Centers around the globe to provide customers with high lead-time valves in a fraction of the time it would previously take.

REVOLUTIONARY ARTIFICIAL HEART DESIGN

ADOPTING OILFIELD TECHNOLOGY TO SAVE LIVES



Although the medical and oilfield industries may seem worlds apart, Cameron engineers have teamed up with surgeons at the Texas Heart Institute in Houston to collaborate on the development of a radical new design for an artificial heart. The result is a pulseless artificial heart design, which shows promise of being able to offer patients an alternative to human heart transplants, potentially saving thousands of lives worldwide.

Dedicating more than 2,000 volunteer hours since the project began, the Cameron team has combined proven compression technology, computational fluid dynamics and controls expertise to bridge the gap between the medical field and the oil field. The Cameron design will soon undergo testing in Texas Heart Institute laboratories and, once fully proven, will be a viable alternative for patients requiring a heart transplant.

The engineering team unveiled the first prototype of the device on "The Greenroom with John Holden" which aired in March 2013. In addition to the philanthropic hours involved, Cameron has pledged a cash donation of $500,000 to the Texas Heart Institute to make the new pulseless artificial heart a viable reality.



(The shift from gas to oil has enabled us to provide separation equipment at the wellhead.)

1 VALVE APPLICATIONS
Cameron valves span a wide range of applications.

2 SERVICE ENGINEERS
Cameron has more than 3,000 trained service engineers.

3 PROCESS SYSTEMS
Our systems separate and treat oil, gas, water and solids.

4 CAMSERV SERVICES
Across solutions and divisions, CAMSERV services deliver.

ENGINEERED & PROCESS VALVES

The Engineered & Process Valves (EPV) division provides large-diameter valves for use in natural gas, liquefied natural gas (LNG), crude oil and refined products transmission lines. Bookings exceeded expectations for another year and revenues reached more than $1.3 billion. A value-added component of this offering is our Project Valve Management (PVM) service. A business within the EPV business, PVM integrates our industry best practices database with unmatched support to improve asset performance, reduce costs and deliver a seamless process. Beginning with the initial valve planning and extending to implementation and beyond, PVM provides a single point of contact for the entire solution.

DISTRIBUTED VALVES

Our Distributed Valves division experienced record revenues in 2012, providing daily service valves for use in both oil and gas and industrial applications. While 50% of business came from shale plays during the year, we continued to expand internationally and garnered a significant amount of sales from overseas. To solidify this position, we have assigned more people in strategic locations, assuring greater market penetration and product delivery.

MEASUREMENT

Cameron's Measurement Systems division is a world leader in four key areas including turbine meters, totalizers, sampling and blending. The division had record sales in 2012 and experienced a record backlog at its Jiskoot unit in the U.S., up 98%.







PROCESS & COMPRESSION SYSTEMS: COMPREHENSIVE SOLUTIONS

Our solutions satisfy a range of customer needs in a variety of oil and gas markets.

Our Process & Compression Systems business segment provides standard and custom-engineered systems for separation and treatment of oil, gas, water and solids across the hydrocarbon value chain, and compression equipment and aftermarket parts and services to the oil, gas and process industries.

With last year's integration completion of NATCO, the process business has continued to grow and is predicted to be in the $1 billion revenue range in 2013.

In centrifugal compression, we are pushing the technology envelope, providing mission-critical service for natural gas transmission and processing projects, thereby expanding our customer base in the oil and gas industry. In reciprocating compression, much of our growth was due to a resurgent midstream market in North America, and continued expansion in China, Southeast Asia and Latin America.

CAMSERV AFTERMARKET SERVICES: BOOTS ON THE GROUND

Aftermarket excellence is the underpinning of all our solutions and all our divisions.

Fundamental to assuring a superior customer experience, our CAMSERV aftermarket services offer a comprehensive suite of products and services, including customized asset management, support that extends from commission to operation and advanced technology tools and solutions that deliver new levels of efficiency, compliance and availability.

As a leading supplier within the oil services industry, Cameron provides an extensive global network of over 160 aftermarket locations where customers can secure parts, repairs, technical support and rental services. Over 3,000 field service engineers are trained, and continually certified, to ensure high caliber technical support for the broad equipment lines of Cameron. These services are provided on a 24/7/365 basis.

TRAINING AT THE Q

NEW STATE-OF-THE-ART LEARNING CENTER

In keeping with our goal to provide solutions that continually raise performance, we are building a new enterprise-wide learning center called The Q. This new facility will ensure consistency in overall training effectiveness and trainee competence across all Cameron divisions. The Q will predominantly cater towards our field service organization with in-class and hands-on training.

In-class training will offer instruction on topics such as safety, compliance, personal protective equipment and administrative processes. The Q will include a simulated drill floor area where field service personnel can get more familiar with the operations they will encounter offshore.

More than half of Cameron's capital budget targeted aftermarket capacity.



GREEN

A "GREEN" NEW MARKET FOR CAMERON

With increased demand for LNG as a transportation fuel in place of diesel, Cameron has successfully won orders for our mixed refrigerant centrifugal compressor utilized in micro-LNG liquefaction plants. The U.S. market is taking advantage of a lower-emission, lower-cost fuel and Cameron plays a key role in the build-out of this infrastructure.

1 PERTH FACILTY
Perth is one of several new aftermarket locations.

AHEAD OF THE GROWTH CURVE

In 2010, we set a goal to double our aftermarket business by 2015 with a projected annual compound growth rate (CAGR) of 15%. Through 2012 we ran at a 26% CAGR, which was largely organic, and have expanded both our footprint and our service capabilities to meet the growing needs of our customers.

During 2012, aftermarket generated record bookings and revenues, with strong performances in the drilling, surface, subsea and process markets. We are extremely active in U.S. shale plays where our people are installing and maintaining equipment and in drilling markets where government regulations are also driving growth. Cameron is strongly committed to meeting government compliance requirements as they relate to safety and environmental management systems.

ESTABLISHING A STRONG BASE OF OPERATIONS

Over the coming years, we will strengthen our aftermarket capabilities, continuing to service a large installed base of units that generate a stable and secure ongoing revenue stream. Customers will continue to demand this critical service even if a down cycle occurs, as customers will need to maintain their existing operations regardless of the direction of the market.

INVESTING IN OURSELVES

In 2012, Cameron spent $427 million on capital assets, as we focused on investments in our drilling aftermarket and unconventional businesses.

While overall market growth in North America was under pressure, our drilling aftermarket business saw a great deal of expansion. Upgrades, maintenance and repair as well as recertifying existing equipment continued to drive aftermarket sales. With enhanced exposure to North American resource plays, we also invested in our onshore frac support fleet. By retooling our frac fleet, we saw greater profits from our equipment used in the booming onshore hydraulic fracturing businesses.

Brazil continues to hold tremendous offshore and onshore potential for Cameron. To meet that country's ever-growing requirements, we are continuing our investment in manufacturing and R&D facilities where we have more than 1,500 people employed.

With the importance of aftermarket increasing in 2012, more than half of Cameron's capital budget was targeted to expand aftermarket capacity. We invested in new and expanded facilities in Singapore, Bogotá, Colombia; Jebel Ali, UAE; Aberdeen, Scotland; Odessa, Texas; Egham, England; Macaé, Brazil; and Perth, Australia, to be closer to our customers. Moreover, we continue recruiting heavily to support our growth and deliver the service our customers expect from Cameron.

CAMERON

UNIFYING FORCES

2012

ANNUAL REPORT

Management's Discussion and Analysis of Financial Condition and Results of Operations of Cameron International Corporation

The following discussion of the historical results of operations and financial condition of Cameron International Corporation (the Company or Cameron) should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Annual Report. All per share amounts included in this discussion are based on diluted shares outstanding.

OVERVIEW

Cameron provides flow equipment products, systems and services to worldwide oil, gas and process industries through three business segments, Drilling & Production Systems (DPS), Valves & Measurement (V&M) and Process & Compression Systems (PCS).

The DPS segment includes businesses that provide systems and equipment used to control pressures and direct flows of oil and gas wells. Its products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations. Products within this segment include surface and subsea production systems, drilling equipment packages, blowout preventers (BOPs), drilling and production control systems, block valves, gate valves, actuators, chokes, wellheads, manifolds, drilling risers, top drives, draw works, mud pumps, other rig products and aftermarket parts and services. Customers include oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers.

The V&M segment includes businesses that provide valves and measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. Products include gate valves, ball valves, butterfly valves, Orbit® valves, double block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and services as well as measurement products such as totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling systems. Customers include oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies.

The PCS segment includes businesses that provide oil and gas separation equipment, heaters, dehydration and desalting units, gas conditioning units, membrane separation systems, water processing systems, reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services. The Company's process and compression equipment is used by oil and gas producers and processors, gas transmission companies, compression leasing companies, independent power producers, petrochemical and refining companies, natural gas processing companies, durable goods manufacturers, utilities, air separation and chemical companies.

EXPOSURE TO DEEPWATER MARKETS

The Company's broad portfolio of products results in Cameron having a significant presence in the deepwater oil and gas drilling, production and infrastructure market. Cameron provides drilling equipment packages for deepwater drilling rigs, drilling and production risers, subsea production systems, oil and gas separation equipment, chokes, valves and compression equipment to the deepwater market. In fact, six of the Company's eleven divisions participate in this market. Approximately 29% of the Company's 2012 revenue was derived from the deepwater market.

EXPOSURE TO INTERNATIONAL MARKETS

Revenues for the years ended December 31, 2012, 2011 and 2010 were generated from shipments to the following regions of the world:

REGION *(DOLLARS IN MILLIONS)*	2012	2011	2010
North America	$ 3,806.2	$ 3,084.0	$ 2,491.3
South America	607.8	647.8	524.7
Asia including Middle East	1,924.8	1,270.9	1,178.2
Africa	901.9	1,002.1	1,182.4
Europe	913.8	753.8	655.2
Other	347.6	200.4	103.0
	$ 8,502.1	$ 6,959.0	$ 6,134.8

In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report, may include forward-looking statements regarding future market strength, customer spending and order levels, revenues and earnings of the Company, as well as expectations regarding equipment deliveries, margins, profitability, the ability to control and reduce raw material, overhead and operating costs, cash generated from operations, capital expenditures and the use of existing cash balances and future anticipated cash flows made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

The Company's actual results may differ materially from those described in any forward-looking statements. Any such statements are based on current expectations of the Company's performance and are subject to a variety of factors, some of which are not under the control of the Company, but which can affect the Company's results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company's products; the size and timing of orders; the Company's ability to successfully execute large subsea and drilling projects it has been awarded; the possibility of cancellations of orders in backlog; the Company's ability to convert backlog into revenues on a timely and profitable basis; warranty and product liability claims; the impact of acquisitions the Company has made or may make; the potential impairment of goodwill related to such acquisitions; changes in the price of (and demand for) oil and gas in both domestic and international markets; raw material costs and availability; political and social issues affecting the countries in which the Company does business; fluctuations in currency markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices historically have generally directly affected customers' spending levels and their related purchases of the Company's products and services. As a result, changes in oil and gas price expectations may impact the demand for the Company's products and services and the Company's financial results due to changes in cost structure, staffing and spending levels the Company makes in response thereto. See additional factors discussed in "Factors That May Affect Financial Condition and Future Results" contained herein.

Because the information herein is based solely on data currently available, it is subject to change as a result of, among other things, changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company's future performance. Additionally, the Company is not obligated to make public disclosure of such changes unless required under applicable disclosure rules and regulations.

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to costs to be incurred on projects where the Company utilizes accounting rules for construction-type and production-type contracts for revenue and cost of sales recognition (commonly known as the percentage-of-completion accounting method), warranty obligations, bad debts, inventories, goodwill and intangible assets, assets held for sale, exposure to liquidated damages, income taxes, pensions and other postretirement benefits, other employee benefit plans, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

CRITICAL ACCOUNTING POLICIES

The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements. These policies and the other sections of the Company's Management's Discussion and Analysis of Results of Operations and Financial Condition have been reviewed with the Company's Audit Committee of the Board of Directors.

Revenue Recognition — The Company generally recognizes revenue, net of sales taxes, once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company's subsea and drilling systems and processing equipment contracts, revenue and cost of sales are recognized in accordance with accounting rules relating to construction-type and production-type contracts. Under this guidance, the Company recognizes revenue on these contracts using a units-of-completion method. However, for certain specific types of drilling systems contracts which have different characteristics than our other contracts, we use the cost-to-cost method of accounting. Under the units-of-completion method, revenue and cost of sales are recognized once the manufacturing process is complete for each unit specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. Under the cost-to-cost method, revenue and cost of sales are recognized in the ratio of actual costs incurred to date on the project in relation to total estimated project costs. Both methods require the Company to make estimates regarding the total costs of the project, which impacts the amount of gross margin the Company recognizes in each reporting period. The Company routinely, and at least quarterly, reviews its estimates relating to total estimated contract profit or loss and recognizes changes in those estimates as they are determined. Revenue associated with change orders is not included in the calculation of estimated profit on a contract until approved by the customer. Costs associated with unapproved change orders are deferred if (i) the customer acknowledges a change has occurred and (ii) it is probable that the costs will be recoverable from the customer. If these two conditions are not met, the costs are included in the calculation of estimated profit on the project. Anticipated losses on these contracts are recorded in full in the period in which they become evident.

Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers' expectations, production efficiencies obtained, and the availability and costs of labor, materials and subcomponents. These factors can significantly impact the accuracy of the Company's estimates and can materially impact the Company's future period earnings. Approximately 23%, 26% and 36% of the Company's revenues for the years ended December 31, 2012, 2011 and 2010, respectively, were recognized under accounting rules for construction-type and production-type contracts.

Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience, the length of time an invoice has been outstanding, responses from customers relating to demands for payment and the current and projected financial condition of specific customers. Were the financial condition of a customer to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required. See Note 4 of the Notes to Consolidated Financial Statements for additional information relating to the Company's allowance for doubtful accounts.

Inventories — The Company's aggregate inventories are carried at cost or, if lower, net realizable value. Inventories generally located in the United States and Canada are carried on the last-in, first-out (LIFO) method. Inventories generally located outside of the United States and Canada are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. The future estimated realizable value of inventory is generally based on the historical usage of such inventory. The Company ages its inventory with no recent demand and applies various valuation factors based on the number of years since the last demand from customers for such material. If future conditions cause a reduction in the Company's current estimate of realizable value, due to a decrease in customer demand, a drop in commodity prices or other market-related factors that could influence demand for particular products, additional provisions may be required. Additional information relating to the Company's allowance for obsolete and excess inventory may be found in Note 5 of the Notes to Consolidated Financial Statements.

Goodwill and Intangible Assets — Cameron allocates the purchase price of acquired businesses to their identifiable tangible assets and liabilities, such as accounts receivable, inventory, property, plant and equipment, accounts payable and accrued liabilities, based on their estimated fair values. The Company will also typically allocate a portion of the purchase price to certain identifiable intangible assets, such as noncompete agreements, trademarks, trade names, patents, technology, customer relationships and backlog using various widely accepted valuation techniques such as discounted future cash flows and the relief-from-royalty and excess earnings methods. Each of these methods involves level 3 unobservable market inputs. Any remaining excess of cost over allocated fair values is recorded as goodwill. On many larger acquisitions, Cameron will engage third-party valuation experts to assist in determining the fair values for both the identifiable tangible and intangible assets. Certain estimates and judgments are required in the application of the fair value techniques, including estimates of future cash flows, selling prices, replacement costs, royalty rates for use of assets, economic lives and the selection of a discount rate.

The Company reviews the carrying value of goodwill in accordance with accounting rules on impairment of goodwill, which require that the Company estimate the fair value of each of its reporting units annually, or when impairment indicators exist, and compare such amounts to their respective carrying values to determine if an impairment of goodwill is required. The estimated fair value of each reporting unit is determined using discounted future expected cash flows consistent with the accounting guidance for fair value measurements. Generally, this review is conducted during the first quarter of each annual period. At December 31, 2012, goodwill recorded by the Company was approximately $1.9 billion. Should the Company's estimate of the fair value of any of its businesses, in particular the fair value of the CPS business with approximately $573.0 million of goodwill at December 31, 2012, decline dramatically in future periods due to changes in customer demand, market activity levels, interest rates or other factors which would impact future earnings and cash flow or market valuation levels of the Company or any of its reporting units, an impairment of goodwill could be required. Based on information available as of December 31, 2012, no impairment indicators were identified for CPS.

Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such an event, the Company will determine the fair value of the asset using an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company will recognize a loss for the difference between the carrying value and the estimated fair value of the intangible asset. Additional information relating to the Company's goodwill and intangible assets may be found in Note 6 of the Notes to Consolidated Financial Statements.

Product Warranty — The Company provides for the estimated cost of product warranties either at the time of sale based upon historical experience, or, in some cases, when specific warranty problems are encountered. Should actual product failure rates or repair costs differ from the Company's current estimates, or should the Company reach a settlement for an existing warranty claim in an amount that is different from what has been previously estimated, revisions to the estimated warranty liability would be required. See Note 7 of the Notes to Consolidated Financial Statements for additional details surrounding the Company's warranty accruals.

Contingencies — The Company accrues for costs relating to litigation, including litigation defense costs, claims and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties, amounts specified by contract, amounts designated by legal statute or management's judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company's previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known. See Note 19 of the Notes to Consolidated Financial Statements.

Uncertain Tax Positions — The Company accounts for uncertainties in its income tax positions in accordance with income tax accounting rules. Rulings from tax authorities on the validity and amounts allowed for uncertain tax positions taken in current and previous income tax filings could impact the Company's estimate of the value of its uncertain tax positions in those filings. Changes in the Company's estimates are recognized as an increase or decrease in income tax expense in the period determined. See Note 12 of the Notes to Consolidated Financial Statements for further information.

Deferred Tax Assets — The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered all available evidence in assessing the need for valuation allowances, including future taxable income and ongoing prudent and feasible tax planning strategies. Accordingly, the Company has recorded valuation allowances against certain of its deferred tax assets as of December 31, 2012. In the event the Company were to determine that it would not be able to realize all or a part of its deferred tax assets in the future, an adjustment to the valuation allowances against these deferred tax assets would be charged to income in the period such determination was made.

The Company also considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003, certain amounts earned during 2009, certain amounts previously earned by NATCO Group Inc. (NATCO), and amounts previously subjected to tax in the U.S., to be permanently reinvested. Should the Company change its determination of earnings that it anticipates are to be remitted, it would be required to change the amount of deferred income taxes that are currently recorded. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on amounts considered to be permanently reinvested.

Derivative Financial Instruments — The Company recognizes all derivative financial instruments as assets and liabilities on a gross basis and measures them at fair value. Under the accounting requirements on derivatives and hedging, hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings in the same income statement caption as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness of cash flow hedges for the years ended December 31, 2012, 2011 and 2010 have not been material. The Company may at times also use forward or option contracts to hedge certain other foreign currency exposures. These contracts are not designated as hedges. Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related exposures. The Company will also utilize, from time to time, interest rate swaps to achieve an overall desired position of fixed and floating rate debt. Changes in the fair value of these contracts are reflected as an increase or decrease in interest expense as incurred.

The determination of the effectiveness or ineffectiveness of many of the Company's derivative contracts that are accounted for as cash flow hedges is dependent to a large degree on estimates of the amount and timing of future anticipated cash flows associated with large projects or plant-wide inventory purchasing programs. These estimates may change over time as circumstances change or may vary significantly from final actual cash flows. Changes in these estimates that result in the derivative contracts no longer effectively offsetting the expected or actual changes in the anticipated cash flows could impact the amount of the change in the fair value of the derivative contracts that must be recognized immediately in earnings each period.

At December 31, 2012, the Company had a net asset totaling $19.9 million recorded in its Consolidated Balance Sheet reflecting the fair value of all open derivative contracts at that date. See Note 18 of the Notes to Consolidated Financial Statements for further information.

Pension and Postretirement Benefits Accounting — The Company recognizes the funded status of its defined benefit pension and other postretirement benefit plans in its Consolidated Balance Sheets. The measurement date for all of the Company's plans was December 31, 2012. As described more fully in Note 8 of the Notes to Consolidated Financial Statements, the assumptions used in calculating the pension amounts recognized in the Company's consolidated financial statements include discount rates, interest costs, expected return on plan assets, retirement and mortality rates, inflation rates, salary growth and other factors. The Company based the discount rate assumptions of its defined benefit pension plans on the average yields at December 31, 2012 of hypothetical high-quality bond portfolios (rated AA- or better) with maturities that approximately matched the estimated cash flow needs of the plans. The Company's inflation assumptions were based on an evaluation of external market indicators. The expected rates of return on plan assets were based on historical experience and estimated future investment returns taking into consideration anticipated asset allocations, investment strategy and the views of various investment professionals. During 2012, plan assets increased in value by approximately $23.3 million. The difference between this actual return and an estimated growth in the value of those assets of $17.9 million will be deferred in accumulated other elements of comprehensive income and amortized as a decrease to expense over the remaining service life of the plan participants. Retirement and mortality rates were based primarily on actuarial tables that were expected to best approximate actual plan experience. In accordance with the accounting requirements for retirement plans, actual results that differ from pension and postretirement benefit plan assumptions are recorded in accumulated other elements of comprehensive income as a net actuarial loss and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. At December 31, 2012, the Company had a net after-tax accumulated actuarial loss, totaling $89.7 million, that will be amortized as an increase in future pension expense. While the Company believes the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension obligations and future expense.

The following table illustrates the sensitivity to a change in certain assumptions used in (i) the calculation of pension expense for the year ending December 31, 2013 and (ii) the calculation of the projected benefit obligation (PBO) at December 31, 2012 for the Company's most significant pension plan, the United Kingdom pension plan:

(DOLLARS IN MILLIONS)	INCREASE (DECREASE) IN 2013 PRE-TAX PENSION EXPENSE		INCREASE (DECREASE) IN PBO AT DECEMBER 31, 2012	
Change in Assumption:				
25 basis point decrease in discount rate	**$**	**1.5**	**$**	**15.0**
25 basis point increase in discount rate	**$**	**(1.5)**	**$**	**(14.3)**
25 basis point decrease in expected return on assets	**$**	**0.6**	**$**	**-**
25 basis point increase in expected return on assets	$	(0.6)	$	-

FINANCIAL SUMMARY

The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Revenues	**100%**	100%	100%
Costs and expenses:			
Cost of sales (exclusive of depreciation and amortization shown separately below)	**70.9**	69.5	68.7
Selling and administrative expenses	**13.7**	14.4	14.0
Depreciation and amortization	**3.0**	3.0	3.3
Interest, net	**1.0**	1.2	1.2
Other costs (see Note 3)	**0.4**	2.5	0.8
Total costs and expenses	**89.0**	90.6	88.0
Income before income taxes	**11.0**	9.4	12.0
Income tax provision	**(2.2)**	(1.9)	(2.8)
Net income	**8.8%**	7.5%	9.2%

RECENT MARKET CONDITIONS

Information related to a measure of drilling activity and certain commodity spot and futures prices during each year and the number of available deepwater floaters at the end of each period follows:

	Year Ended December 31,		Increase (Decrease)	
	2012	2011	Amount	%
Drilling activity (average number of working rigs during period)[1]:				
United States	**1,919**	1,875	44	2.3%
Canada	**365**	423	(58)	(13.7)%
Rest of world	**1,234**	1,168	66	5.7%
Global average rig count	**3,518**	3,466	52	1.5%
Commodity prices (average of daily U.S. dollar prices per unit during period)[2]:				
West Texas Intermediate Cushing, OK crude spot price per barrel in U.S. dollars	**$ 94.10**	$ 95.05	$ (0.95)	(1.0)%
Henry Hub natural gas spot price per MMBtu in U.S. dollars	**$ 2.75**	$ 4.00	$ (1.25)	(31.2)%
Twelve-month futures strip price (U.S. dollar amount at period end)[2]:				
West Texas Intermediate Cushing, OK crude oil contract (per barrel)	**$ 93.19**	$ 98.85	$ (5.66)	(5.7)%
Henry Hub natural gas contract (per MMBtu)	**$ 3.60**	$ 3.30	$ 0.30	9.1%
Contracted drillships and semi submersibles by location:[3]				
U.S. Gulf of Mexico	**40**	34	6	17.6%
Central and South America	**84**	76	8	10.5%
Northwestern Europe	**45**	42	3	7.1%
West Africa	**32**	36	(4)	(11.1)%
Southeast Asia and Australia	**21**	43	(22)	(51.2)%
Other	**47**	31	16	51.6%
	269	262	7	2.7%

[1] Based on average monthly rig count data from Baker Hughes
[2] Source: Bloomberg
[3] Source: IHS - Petrodata

The average number of worldwide operating rigs was up modestly compared to the average number of rigs in 2011, putting them at their highest levels in the last decade. The slight increase for the year occurred in spite of declining activity during the fourth quarter of 2012, particularly in the United States. On an average annual basis, higher activity in the United States and other major regions of the world more than offset a 13.7% decline in Canadian activity when compared to the same period of last year.

Crude oil prices (West Texas Intermediate, Cushing, OK) reached a high of nearly $110 per barrel in February 2012 before declining to more modest levels throughout much of the remainder of the year. On average for the year, prices were relatively consistent at $94.10 for 2012, compared to $95.05 for 2011. The 12-month futures strip price for crude oil was $93.19 at December 31, 2012.

Natural gas (Henry Hub) prices trended downward during the beginning of 2012 reaching their lowest level in April at $1.84/MMBtu before recovering during much of the remainder of the year. However, on average, prices during 2012 were 31% lower than prices during 2011, due largely to increased supplies available in North America as a result of new unconventional resource developments and higher activity levels in recent years. The 12-month futures strip price for natural gas at December 31, 2012 was $3.60, 5% above the spot price at that same date and 9% higher than the futures strip price at December 31, 2011.

The continued low price levels for natural gas has negatively affected gas drilling activity levels in North America and order rates for certain of the Company's products, in particular distributed valves, that serve this market. Continued low natural gas prices and the lack of recovery in the North American rig count may have a further adverse impact on the Company's North American operations during 2013.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS – 2012 COMPARED TO 2011

Net income for 2012 totaled $750.5 million, or $3.02 per diluted share, compared to net income for 2011 of $521.9 million, or $2.09 per diluted share. The Company incurred approximately $0.11 per share of other costs in 2012 as described further below. Such other costs in 2011 amounted to approximately $0.58 per share. Absent these costs, the Company's earnings per diluted share would have been $3.13 per share in 2012 compared to $2.67 per share in 2011, an increase of approximately 17.2%.

Total revenues for the Company increased by $1.54 billion, or 22.2%, from $6.96 billion in 2011 to a record level of $8.50 billion for 2012.

- Nearly 31% of the increase was attributable to the incremental impact of revenues from businesses acquired since the beginning of 2011.
- Absent the effect of newly acquired businesses, consolidated revenues increased approximately 15% from 2011.
- Higher aftermarket activity levels, particularly in unconventional resource regions in North America, the impact of higher beginning-of-year backlog on 2012 shipments and increased deliveries to certain international locations, such as Iraq, Latin America, Europe and Asia, contributed to higher revenues in each segment.

As a percent of revenues, cost of sales (exclusive of depreciation and amortization) increased from 69.5% in 2011 to 70.9% for 2012. References to margins in the Management's Discussion and Analysis of Financial Condition and Results of Operations refers to Revenues minus Cost of Sales (exclusive of depreciation and amortization) as shown separately on the Company's Consolidated Results of Operations Statement for each of the three years in the period ended December 31, 2012. The increase was due largely to:

- the impact of lower margins in the DPS segment as a result of a decline in major subsea project margins and
- the impact of businesses acquired since the beginning of 2011, which carry higher costs than certain other businesses in the segment.

Selling and administrative expenses increased $159.7 million, or 15.9%, during 2012 as compared to 2011.

- As a percent of revenues, selling and administrative expenses declined from 14.4% in 2011 to 13.7% in 2012.
- Higher employee and facility-related costs as a result of increased business volumes and international and aftermarket expansion efforts accounted for nearly all of the dollar increase.

Depreciation and amortization increased $48.1 million, or 23.3%, during 2012 as compared to 2011 mainly due to:

- increased capital spending in recent periods (i) in the DPS segment, primarily for expansion of the fleet of rental equipment available in the Surface Systems division and to enhance the aftermarket capabilities in the Drilling Systems division and (ii) for development of the Company's enhanced business information systems and,
- the impact of newly acquired businesses, which accounted for nearly one-third of the increase in costs during 2012.

Net interest for 2012 totaled $90.4 million, an increase of $6.4 million from 2011. The increase was due primarily to the issuance of $500.0 million principal amount of senior unsecured notes in May 2012, partially offset by higher interest income, mainly from higher rates of return during the year on invested cash balances.

During 2012, the Company incurred $33.5 million of certain other costs as compared to $177.4 million in 2011. These other costs consisted of:

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2012	2011
Impairment of intangibles	$ 17.6	$ –
International pension settlement costs	6.6	–
Indemnity settlement with BP Exploration and Production Inc.	–	82.5
BOP litigation costs	2.5	60.7
Acquisition integration costs	13.2	–
Costs associated with retiring the 2.5% convertible debentures	–	14.5
Mark-to-market impact on currency derivatives not designated as accounting hedges	(15.7)	9.3
Joint venture formation costs	2.7	–
Severance, restructuring and other costs	6.6	10.4
Total other costs	$ 33.5	$ 177.4

The Company's effective tax rate for 2012 was 20.0% compared to 19.8% during 2011. The components of the effective tax rates for both years were as follows:

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2012		2011	
	TAX PROVISION	TAX RATE	TAX PROVISION	TAX RATE
Provision based on international income distribution	**$ 239.3**	**25.5%**	$ 174.6	26.8%
Adjustments to income tax provision:				
Realization of certain tax benefits associated with tax planning strategies put in place in prior years	**–**	**–**	(18.4)	(2.9)
Recognition of certain historical tax benefits as prior uncertainty regarding those benefits has been resolved	**(25.2)**	**(2.7)**	(13.7)	(2.1)
Finalization of prior year returns	**(20.7)**	**(2.2)**	(6.6)	(1.0)
Accrual adjustments and other	**(5.9)**	**(0.6)**	(6.7)	(1.0)
Tax provision	**$ 187.5**	**20.0%**	$ 129.2	19.8%

SEGMENT RESULTS – 2012 COMPARED TO 2011

DPS SEGMENT

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2012	2011	INCREASE (DECREASE) $	%
Revenues	**$ 4,871.3**	$ 4,061.5	$ 809.8	19.9%
Income before income taxes	**$ 712.3**	$ 685.6	$ 26.7	3.9%
Income before income taxes as a percent of revenues	**14.6%**	16.9%	N/A	(2.3)%
Orders	**$ 7,326.8**	$ 4,343.4	$ 2,983.4	68.7%
Backlog (at period-end)	**$ 6,576.4**	$ 3,811.1	$ 2,765.3	72.6%

Revenues

Nearly 60% of the increase in DPS segment revenues in 2012 as compared to 2011 was due to incremental revenues from businesses acquired since the beginning of 2011. Absent the effect of these newly acquired businesses, revenues increased approximately 8% mainly due to:

- a 15% increase in surface equipment revenues, reflecting increased deployment of rental equipment in unconventional resource regions of North America, higher shipments to customers in Iraq, Latin America, and increased project activity levels in the Europe, Africa and Caspian Sea regions,
- a nearly 9% increase in sales of drilling equipment, as drilling contractors and rig owners continued to place additional focus during the year on obtaining aftermarket parts and services from original equipment manufacturers, and
- a 2% increase in subsea equipment sales, mainly reflecting higher aftermarket activity levels.

Income before income taxes as a percent of revenues

The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to:

- a 2.1 percentage-point increase in the ratio of cost of sales (exclusive of depreciation and amortization) to revenues as a result of a decline in major subsea project margins and the impact of businesses acquired since the beginning of 2011, which carry higher costs than certain other businesses in the segment, and
- a 0.3 percentage-point increase in the ratio of depreciation and amortization to revenues due mainly to the impact of newly acquired businesses and higher depreciation expense related to expansion of the fleet of rental equipment available in the Surface Systems division.

Orders

Excluding the impact of new businesses acquired, order levels for the segment increased approximately 52% in 2012 as compared to 2011. This increase consisted of:

- a 61% increase in drilling equipment orders, nearly all of which was for major project awards of drilling stacks for new drillship construction and spares for existing rigs, as well as a complete drilling equipment package for a new ultra-deepwater drillship,
- a 29% increase in surface equipment orders due mainly to higher demand for new equipment in Iraq, the North Sea and Latin America, as well as increased use of rental equipment in unconventional resource regions of North America, and
- a 65% increase in subsea orders, largely due to a more than doubling of the number of new subsea trees awarded in 2012 as compared to 2011, mainly for use offshore Brazil, Egypt and in the South China Sea, along with new variation orders on existing projects.

Backlog (at period-end)

Backlog at December 31, 2012, was up nearly 73% from the comparable level at December 31, 2011, due mainly to increased demand in all major product lines, as well as the additional backlog added from businesses acquired during 2012. The growth in drilling backlog, excluding new acquisitions, accounted for approximately 60% of the total segment increase.

V&M SEGMENT

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2012	2011	INCREASE (DECREASE) $	%
Revenues	**$ 2,142.2**	$ 1,663.0	$ 479.2	28.8 %
Income before income taxes	**$ 425.8**	$ 294.1	$ 131.7	44.8%
Income before income taxes as a percent of revenues	**19.9%**	17.7%	N/A	2.2%
Orders	**$ 2,104.3**	$ 2,000.7	$ 103.6	5.2%
Backlog (at period-end)	**$ 1,051.0**	$ 1,144.9	$ (93.9)	(8.2)%

Revenues

Sales increased by double-digit rates in all major new equipment product lines with distributed and engineered valves accounting for three-fourths of the total increase.

- Sales of engineered and process valves increased 40% and 34%, respectively, as compared to 2011, as a result of higher North American and Asia Pacific activity levels in the pipeline construction and petrochemical markets, combined with higher beginning-of-the-year backlog levels.
- Higher beginning-of-the-year backlog and strong market conditions for much of the year in North America, particularly in unconventional resource areas, contributed to a 24% increase in sales of distributed valves and a 18% increase of sales in measurement products in 2012 as compared to 2011.

Income before income taxes as a percent of revenues

The increase in the ratio of income before income taxes as a percent of revenues was due primarily to:

- a 2.3 percentage-point decrease in the ratio of selling and administrative costs to revenues as selling and administrative expenses increased at less than one-third of the rate of increase in revenues during 2012, and
- a 0.5 percentage-point decline in the ratio of depreciation and amortization to revenues due mainly to the impact of relatively flat depreciation and amortization expense on an increasing revenue base, offset by a 0.7 percentage-point increase in the ratio of cost of sales to revenues, due to changes in the mix of sales of higher versus lower-margin products.

Orders

Overall, orders increased 5% for the segment due to double-digit increases in all product lines except distributed valves, which experienced a 10% decrease. Demand for engineered and process valves for domestic and international gas storage, processing and transportation projects remained strong in 2012, while weak natural gas price levels began to negatively impact order rates during the latter part of 2012 from distributors serving the Canadian market and the unconventional resource regions of the United States.

Backlog (at period-end)

Backlog levels for the V&M segment decreased 8.2% from December 31, 2011, with distributed valves accounting for almost 85% of the decrease as a result of the recent weakening in the North American activity levels as described above.

PCS SEGMENT

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2012	2011	INCREASE (DECREASE) $	%
Revenues	$ 1,488.6	$ 1,234.5	$ 254.1	20.6%
Income before income taxes	$ 147.1	$ 116.0	$ 31.1	26.8%
Income before income taxes as a percent of revenues	9.9%	9.4%	N/A	0.5%
Orders	$ 1,455.6	$ 1,483.5	$ (27.9)	(1.9)%
Backlog (at period-end)	$ 969.8	$ 1,013.1	$ (43.3)	(4.3)%

Revenues

The increase in segment revenues was due mainly to:

- a 25% increase in process systems revenues largely reflecting (i) a 46% increase in shipments of standard and traditional separation equipment mainly for use in unconventional resource regions of North America, and (ii) a 15% increase in custom engineered equipment revenues due to higher activity levels on certain large international projects,
- a 58% increase in sales of engineered air equipment mainly associated with large multi-unit shipments of process gas equipment worldwide and higher deliveries of air separation and engineered air units, and
- a 26% increase in shipments of Superior compressors mainly for a large project in Asia.

Income before income taxes as a percent of revenues

The increase in the ratio of income before income taxes as a percent of revenues was due primarily to revenues increasing at nearly 21% while depreciation and amortization remained relatively flat compared to 2011 and selling and administrative expenses increased at only one-half the rate of increase in revenues. Combined, these factors accounted for a 1.8 percentage point decrease in the ratio of such costs to revenues.

This was partially offset by a 1.3 percentage-point increase in the ratio of cost of sales (excluding depreciation and amortization) to revenues, due mainly to a decline in reciprocating and centrifugal compression equipment margins as a result of higher costs and a mix shift in the volume of sales of these product lines in relation to increased sales of lower-margin process systems equipment.

Orders

Centrifugal compression orders declined 12% in 2012 as compared to 2011 largely as a result of lower worldwide demand for industrial plant air machines and lower order rates for engineered air equipment, mainly from customers in China. This impact was partially offset by growth in demand for process gas units for use in fuel gas boosting and micro liquefied natural gas/refrigeration applications.

Also offsetting a portion of the decline in demand for centrifugal compression equipment was a 23% increase in orders for new Superior compressors, mainly for use on a large project in Asia.

Backlog (at period-end)

A 16% decrease in reciprocating compression equipment backlog, mainly for new Superior compressors, and a 5% decrease in process systems backlog accounted for nearly the entire decline in total segment backlog at the end of 2012 as compared to year-end 2011. These decreases were mainly the result of shipments and manufacturing activity levels outstripping new order rates for these product lines during 2012.

CORPORATE SEGMENT

The loss before income taxes in the Corporate segment decreased by $97.4 million from 2011 to 2012 (see Note 15 of the Notes to Consolidated Financial Statements). This decrease was due primarily to a reduction of $143.9 million in other costs as described above and in Note 3 of the Notes to Consolidated Financial Statements. This reduction was partially offset by $45.1 million of additional selling and administrative expenses, nearly all of which was due to higher salaries, benefits and travel costs largely associated with increased headcount levels and higher earned incentive and stock-based compensation costs.

CONSOLIDATED RESULTS – 2011 COMPARED TO 2010

Net income for 2011 totaled $521.9 million, or $2.09 per diluted share, compared to net income for 2010 of $562.9 million, or $2.27 per diluted share. The Company incurred approximately $0.58 per share of other costs in 2011, including approximately $0.47 per share related to a charge for an indemnity settlement reached with BP Exploration and Production, Inc. and legal costs incurred in connection with the Deepwater Horizon matter, which is discussed in further detail in Note 19 of the Notes to Consolidated Financial Statements. Such other costs in 2010 amounted to approximately $0.15 per share. Absent these costs, the Company's earnings per diluted share would have been $2.67 per share in 2011 compared to $2.42 per share in 2010, an increase of approximately 10.3%.

Total revenues for the Company increased by $824.2 million, or 13.4%, from 2010 to 2011. Stronger market conditions and higher activity levels in North America largely contributed to increased sales of drilling and surface equipment in the DPS segment, distributed and engineered valves in the V&M segment and compression equipment in the PCS segment. Additionally, nearly 12% of the increase was attributable to the incremental impact of revenues from businesses acquired since the beginning of 2011. Absent the effect of newly acquired businesses, consolidated revenues increased approximately 11.8% from 2010.

As a percent of revenues, cost of sales (exclusive of depreciation and amortization) increased from 68.7% in 2010 to 69.5% for 2011. The increase was due largely to the impact of lower margins in the PCS segment resulting mainly from lower bid margins and manufacturing inefficiencies in the process systems businesses.

Selling and administrative expenses increased $139.2 million, or 16.1%, during 2011 as compared to 2010, approximately 84% of which was due to higher employee and facility-related costs as a result of increased business volumes and international and aftermarket expansion efforts.

Depreciation and amortization increased $5.0 million, or 2.5%, during 2011 as compared to 2010. Depreciation was up $17.6 million due mainly to increased capital spending (i) in the DPS segment, primarily for expansion of the fleet of rental equipment available in the Surface division and to enhance the aftermarket capabilities in the Drilling division, and (ii) for development of the Company's enhanced business information systems. Amortization expense declined $12.6 million, primarily in the PCS segment, as certain intangible assets became fully amortized in late 2010 and in 2011.

Net interest increased $6.0 million from 2010 to 2011. The increase was due primarily to the absence in the current year of a $7.2 million benefit from interest rate swaps recognized in 2010. The issuance of $750.0 million of senior unsecured notes in June 2011 increased interest expense by $17.5 million, however, this increase was almost entirely offset as a result of the redemption of the Company's 2.5% Convertible Debentures during the year.

During 2011, the Company incurred $177.4 million of certain other costs as compared to $47.2 million in 2010. These other costs consisted of:

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2011	YEAR ENDED DECEMBER 31, 2010
Indemnity settlement with BP Exploration and Production Inc.	$ 82.5	$ –
BOP litigation costs	60.7	12.5
Acquisition integration costs	–	22.0
Costs associated with retiring the 2.5% convertible debentures	14.5	–
Mark-to-market impact on currency derivatives not designated as accounting hedges	9.3	–
Acquisition and other restructuring costs	10.4	12.7
Total other costs	$ 177.4	$ 47.2

The Company's effective tax rate for 2011 was 19.8% compared to 23.2% during 2010. The components of the effective tax rates for both years were as follows:

(DOLLARS IN MILLIONS)	2011 TAX PROVISION	2011 TAX RATE	2010 TAX PROVISION	2010 TAX RATE
Provision based on international income distribution	$ 174.6	26.8%	$ 176.9	24.1%
Adjustments to income tax provision:				
Realization of certain tax benefits associated with tax planning strategies put in place in prior years	(18.4)	(2.9)	–	–
Recognition of certain historical tax benefits as prior uncertainty regarding those benefits has been resolved	(13.7)	(2.1)	–	–
Finalization of prior year returns	(6.6)	(1.0)	(5.9)	(0.8)
Accrual adjustments and other	(6.7)	(1.0)	(0.6)	(0.1)
Tax provision	$ 129.2	19.8%	$ 170.4	23.2%

SEGMENT RESULTS – 2011 COMPARED TO 2010

DPS SEGMENT

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2011	2010	INCREASE (DECREASE) $	%
Revenues	$ 4,061.5	$ 3,718.3	$ 343.2	9.2%
Income before income taxes	$ 685.6	$ 666.7	$ 18.9	2.8%
Income before income taxes as a percent of revenues	16.9%	17.9%	N/A	(1.0)%
Orders	$ 4,343.4	$ 2,967.2	$ 1,376.2	46.4%
Backlog (at period-end)	$ 3,811.1	$ 3,195.9	$ 615.2	19.2%

Revenues

Approximately 27% of the increase in DPS segment revenues in 2011 compared to 2010 was due to incremental revenues from newly acquired businesses in 2011. Absent the effect of these newly acquired businesses, revenues increased approximately 6.8%. This increase in revenues was attributable to:

- » a 22% increase in surface equipment sales, reflecting strong market conditions and higher activity levels in most regions of the world, except for certain parts of North Africa due to recent unrest in that region, and
- » a 13% increase in sales of drilling equipment as drilling contractors and rig owners continued to place more focus during the year on obtaining aftermarket parts and services from original equipment manufacturers.

Offsetting these increases was a decline of 9% in subsea equipment sales as lower activity and shipment levels for major projects offshore West Africa, Venezuela and Egypt more than offset a nearly 30% increase in sales of subsea aftermarket parts and services.

Income before income taxes as a percent of revenues

The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to:

- » a 0.6 percentage-point increase in the ratio of selling and administrative expenses to revenues due mainly to higher employee-related costs related to increased business volumes and international expansion efforts, as well as the impact of the reversal in 2010 of certain bad debt provisions recorded in previous periods related to certain international customers and higher legal costs,
- » a 0.3 percentage-point increase in the ratio of cost of sales (exclusive of depreciation and amortization) to revenues due mainly to a decline in major subsea project margins, over 40% of which was due to a $51.0 million adjustment during 2011 related to cost overruns on a large subsea project in Nigeria, which more than offset improved margins in the surface equipment product line, and
- » a 0.2 percentage-point increase in the ratio of depreciation and amortization to revenues due mainly to higher depreciation expense related to expansion of the fleet of rental equipment available in the Surface division and higher capital spending for enhancements to the aftermarket capabilities in the Drilling division, as well as higher amortization of acquired intangibles.

Orders

Excluding the impact of new businesses acquired, order levels for the segment increased approximately 42.7% in 2011 as compared to 2010. This increase consisted of:

- » a 126% increase in drilling equipment orders, nearly one-half of which was attributable to new major project awards involving jackup and land rigs, with increased demand for aftermarket spare parts, repairs and services accounting for an additional 25% of the increase,
- » a 21% increase in surface equipment orders due mainly to higher activity levels in all major regions of the world, and
- » a nearly 7% increase in subsea orders, largely for aftermarket parts and services.

Backlog (at period-end)

Backlog at December 31, 2011, was up 19% from the comparable level at December 31, 2010, due mainly to a 150% increase in backlog for drilling equipment and a 10% increase for surface equipment reflecting higher demand for these product lines and approximately $382 million of backlog added as a result of the acquisitions of LeTourneau Technologies, Inc. and Vescon Equipamentos Industrias Ltda. during 2011. These increases were partially offset by a 16% decline in backlog for subsea equipment as new orders during the year did not keep pace with manufacturing activity levels.

V&M SEGMENT

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2011	YEAR ENDED DECEMBER 31, 2010	INCREASE $	INCREASE %
Revenues	$ 1,663.0	$ 1,273.3	$ 389.7	30.6%
Income before income taxes	$ 294.1	$ 188.0	$ 106.1	56.4%
Income before income taxes as a percent of revenues	17.7%	14.8%	N/A	2.9%
Orders	$ 2,000.7	$ 1,579.2	$ 421.5	26.7 %
Backlog (at period-end)	$ 1,144.9	$ 833.8	$ 311.1	37.3%

Revenues

Sales increased by double-digit rates in all major product lines with distributed and engineered valves accounting for more than three-fourths of the total increase.

- Sales of engineered valves increased 36% on the strength of higher North American activity levels and increased deliveries from higher beginning-of-the-year backlog for pipeline construction projects.
- Higher current year bookings and higher beginning-of-the-year backlog levels, primarily due to improved market conditions in North America, contributed to a 35% increase in sales of distributed valves in 2011 as compared to 2010.
- Better market conditions in North America and higher aftermarket activity in Asia Pacific also contributed to increases of 19%, 15% and 23% in sales of process valves, measurement products and aftermarket parts and services, respectively.

Income before income taxes as a percent of revenues

The increase in the ratio of income before income taxes as a percent of revenues was due primarily to:

- a 1.9 percentage-point decrease in the ratio of selling and administrative costs to revenues as selling and administrative costs increased, primarily due to headcount increases and international sales and marketing expansion efforts, at nearly one-half of the rate of increase in revenues for the period resulting in an improved ratio of costs to revenues, and
- a 0.9 percentage-point decline in the ratio of depreciation and amortization to revenues due mainly to lower amortization of intangible assets in relation to higher revenues.

Orders

Orders for all major product lines in the V&M segment increased by double-digit percentages in 2011 as compared to 2010 with more than three-fourths of the total increase a result of higher demand for distributed and engineered valves. The primary drivers for the increase were:

- higher North American activity levels, largely in unconventional resource areas, as well as increased North American pipeline construction activity, which led to a 43% increase in orders for distributed valves and a 24% increase in demand for engineered valves, and
- increased project activity levels in North America and in the Asia Pacific region which contributed to a 23% increase in demand for process valves, a 22% increase in aftermarket parts and services orders and a 12% increase in demand for measurement equipment.

Backlog (at period-end)

Backlog levels for the V&M segment were up 37% from December 31, 2010 due to improved demand in all major product lines with distributed and engineered valves accounting for almost three-fourths of the total increase.

PCS SEGMENT

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2011	YEAR ENDED DECEMBER 31, 2010	INCREASE (DECREASE) $	INCREASE (DECREASE) %
Revenues	$ 1,234.5	$ 1,143.2	$ 91.3	8.0%
Income before income taxes	$ 116.0	$ 131.9	$ (15.9)	(12.1)%
Income before income taxes as a percent of revenues	9.4%	11.5%	N/A	(2.1)%
Orders	$ 1,483.5	$ 1,244.1	$ 239.4	19.2%
Backlog (at period-end)	$ 1,013.1	$ 787.4	$ 225.7	28.7%

Revenues

The increase in segment revenues was due mainly to:

- a 31% increase in sales of reciprocating compression equipment largely reflecting (i) a 151% increase in shipments of Superior compressors, mainly for larger scale international projects, and (ii) a 13% increase in demand for aftermarket parts and services from both domestic and international customers associated with a higher number of emissions projects and the addition of a new business early in the year, and
- a 19% increase in sales of Centrifugal compression equipment as strong domestic and international market conditions led to double-digit increases in deliveries of each major product line.

Partially offsetting these increases was a 4% decline in process systems revenues largely due to project delays in the Custom Engineered business and manufacturing delays and inefficiencies encountered during the year.

Income before income taxes as a percent of revenues

The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to:

- a 3.4 percentage-point increase in the ratio of cost of sales (excluding depreciation and amortization) to revenues, due largely to a 4.9 percentage-point decrease in margins in the process systems businesses due largely to higher costs and manufacturing inefficiencies, partially offset by a 1.5 percentage-point improvement in Compression margins, and
- a 0.4 percentage-point increase in selling and administrative expenses to revenues due mainly to higher employee and facility-related costs.

This was partially offset by a 1.7 percentage-point decrease in the ratio of depreciation and amortization to revenues, due mainly to a 31% decline in depreciation and amortization expense, largely as a result of lower amortization of intangible assets and lower capital spending for machinery and equipment in the process systems businesses.

Orders

Almost 90% of the increase in orders during 2011, as compared to 2010, was the result of higher order rates in the Centrifugal compression and process systems businesses.

- Centrifugal compression orders were up 38% compared to 2010, largely on the strength of a 58% increase in demand, mainly from international customers, for engineered air, gas and air separation equipment and a 23% increase in domestic and international demand for new plant air machines.
- Orders for process systems applications increased 16%, nearly 87% of which was due to a major award received in 2011 for a custom engineered oil dehydration and desalting system for use on a platform in the Gulf of Mexico.

Backlog (at period-end)

A 45% increase in Centrifugal compression equipment backlog, mainly for new engineered air units, and a 27% increase in process systems backlog accounted for nearly the entire increase in total segment backlog at the end of 2011 as compared to year-end 2010. These increases were mainly the result of higher current period demand for new equipment outstripping shipments and manufacturing activity levels in 2011 for these product lines.

CORPORATE SEGMENT

The loss before income taxes in the Corporate segment increased by $191.3 million from 2010 to 2011 (see Note 15 of the Notes to Consolidated Financial Statements). This increase was due primarily to:

- a $130.2 million increase in certain other costs described above and in Note 3 of the Notes to Consolidated Financial Statements,
- $28.4 million of higher employee salaries, benefits and travel costs associated largely with increased headcount levels,
- $8.4 million of foreign currency losses incurred in 2011 as compared to $8.7 million of foreign currency gains in 2010 as a result of exchange rate fluctuations on intercompany loans denominated in currencies other than the functional currency of the entities holding the loans,
- the absence in the current year of a $7.2 million benefit from interest rate swaps recognized in 2010, and
- an increase of $5.6 million in depreciation and amortization due primarily to higher capital spending for development of the Company's enhanced business information systems.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statements of Cash Flows

Net cash provided by operating activities for 2012 totaled $682.9 million, an increase of $474.4 million, from the $208.5 million of cash provided by operating activities during 2011.

Contributing to this increase was higher net income of $228.6 million in 2012 as compared to 2011, and improved net collections of receivables totaling $317.1 million year-over-year.

Cash used for investing activities decreased from $1.21 billion in 2011 to $842.6 million in 2012. During 2012, the Company had capital expenditures of $427.2 million, largely related to construction of a new drilling plant in Singapore, expansion of two subsea facilities in Brazil, additional investment in rental equipment by the Surface Systems division, capital spending on the Company's enhanced enterprise-wide business information systems and additional investment worldwide in new and expanded aftermarket facilities. The Company also spent $349.3 million for the acquisition of four new businesses added to its DPS segment during the year, which are described further in Note 2 of the Notes to Consolidated Financial Statements, and added $93.7 million to its portfolio of short-term investments in 2012. During 2011, the Company redeployed a net amount of nearly $422.8 million of its cash and cash equivalents into short-term investments with maturities between 91 and 365 days. This accounted for most of the increased use of cash for investing activities in 2011 as compared to 2012.

Cash provided by financing activities was $444.8 million in 2012 as compared to $90.8 million in 2011. During 2012, the Company issued $500.0 million principal amount of senior unsecured notes as described more fully in Note 10 of the Notes to Consolidated Financial Statements. Net loan repayments during 2012 totaled $41.9 million, mainly for repayment of debt in the Company's Brazilian subsidiary utilizing proceeds obtained from the issuance of the senior notes as described above. Additionally, the Company acquired 412,800 treasury shares at total cost of $21.3 million and received proceeds from stock option exercises, net of tax payments, during 2012 amounting to approximately $12.3 million. The cash provided by financing activities in 2011 mainly came from additional borrowings at certain international locations and proceeds from stock compensation plan transactions. The Company also issued $750.0 million principal amount of senior unsecured notes during 2011 utilizing a substantial portion of the proceeds received to redeem its outstanding 2.5% convertible debentures that year.

Future liquidity requirements

At December 31, 2012, the Company had $1.7 billion of cash, cash equivalents and short-term investments, over 60% of which was located in the United States. Total debt at December 31, 2012 was nearly $2.1 billion, most of which was in the United States. Excluding capital leases, nearly $520 million of the debt obligations have maturities within the next three-year period. The remainder of the Company's long-term debt is due in varying amounts between 2018 and 2041.

The Company's orders, backlog and revenues, in total, and for certain of its businesses, have recently been at record levels. The Company views its backlog of unfilled orders, current order rates, current rig count levels and current and future expected oil and gas prices to be, in varying degrees, leading indicators of and factors in determining its estimates of future revenues, cash flows and profitability levels. Information regarding actual 2012 and 2011 average rig count and commodity price levels and forward-looking twelve-month market-traded futures prices for crude oil and natural gas are shown in more detail under the caption "Recent Market Conditions" above. Additionally, the Company's 2012 orders were up nearly 39% from 2011 levels and backlog at December 31, 2012 was nearly $8.6 billion, up 44% from December 31, 2011. A more detailed discussion of orders and backlog by segment may be found under "Segment Results – 2012 Compared to 2011" and "Segment Results – 2011 Compared to 2010" above. As a result of these and other factors, the Company currently anticipates further growth in consolidated orders, backlog and revenues in 2013, although certain shorter cycle businesses may be negatively impacted in the near term by the recent weakening in activity levels for dry gas developments in certain unconventional resource regions of North America and economic uncertainty in various other parts of the world. This growth is also expected to lead to increased needs for the use of cash for capital spending on new equipment and facilities, currently expected to approximate nearly $500 million for 2013, and to increase working capital in certain businesses to meet the increased demand from its customers.

Additionally, as described more fully in Note 2 of the Notes to Consolidated Financial Statements, the Company expects to receive $600.0 million from Schlumberger and will incur various costs during 2013, which will be reflected as "Other costs" in the Consolidated Results of Operations statement, in connection with the formation and integration of the OneSubsea joint venture into the Company's existing operations.

The Company believes, based on its current financial condition, existing backlog levels and current expectations for future market conditions, that it will be able to meet its short- and longer-term liquidity needs with existing cash, cash equivalents and short-term investments on hand, expected cash flow from future operating activities, amounts to be received from establishment of the OneSubsea joint venture described above and amounts available under its $835.0 million five-year multi-currency Revolving Credit Facility, which ultimately expires on June 6, 2016. At December 31, 2012, the amount available for borrowing under the Revolving Credit Facility totaled $809.6 million. The Company also has a three-year $250.0 million committed multi-currency revolving letter of credit facility with a third party bank, expiring on February 2, 2015. At December 31, 2012, the Company had issued letters of credit totaling $199.0 million under this revolving credit facility, leaving a remaining amount of $51.0 million available for future use.

The following summarizes the Company's significant cash contractual obligations and other commercial commitments for the next five years as of December 31, 2012.

(DOLLARS IN MILLIONS)

		PAYMENTS DUE BY PERIOD			
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1 - 3 YEARS	4 - 5 YEARS	AFTER 5 YEARS
Debt (a)	$ 2,019.6	$ 18.9	$ 500.6	$ 0.1	$ 1,500.0
Capital lease obligations (b)	121.1	12.3	22.1	10.9	75.8
Operating leases	386.8	65.0	112.9	91.1	117.8
Purchase obligations (c)	1,322.5	1,283.8	38.7	–	–
Minimum required contributions to funded defined benefit pension plans (d)	11.8	11.8	–	–	–
Benefit payments expected for unfunded pension and postretirement benefit plans (U.S. only)	13.3	1.9	3.3	3.0	5.1
Unrecognized tax benefits (e)	15.0	15.0	–	–	–
Total contractual cash obligations	$ 3,890.1	$ 1,408.7	$ 677.6	$ 105.1	$ 1,698.7

(a) See Note 10 of the Notes to Consolidated Financial Statements for information on interest rates on the outstanding debt.
(b) Payments shown include interest.
(c) Represents outstanding purchase orders entered into in the ordinary course of business.
(d) The Company does not estimate its future minimum required contributions beyond one year.
(e) The balance shown represents the portion of the Company's unrecognized tax benefits recorded as a current liability at December 31, 2012. The remaining balance of unrecognized tax benefits totaling $106.0 million has been excluded from the table as the Company cannot reasonably estimate the timing of the associated future cash outflows.

(DOLLARS IN MILLIONS)

		AMOUNT OF COMMITMENT EXPIRATION BY PERIOD			
OTHER UNRECORDED COMMERCIAL OBLIGATIONS AND OFF BALANCE SHEET ARRANGEMENTS	TOTAL COMMITMENT	LESS THAN 1 YEAR	1 - 3 YEARS	4 - 5 YEARS	AFTER 5 YEARS
Committed lines of credit available as of year-end	$ 1,181.0	$ 66.0	$ 280.0	$ 835.0	$ –
Standby letters of credit and bank guarantees	940.7	439.4	381.6	97.7	22.0
Financial letters of credit	26.5	13.9	12.6	–	–
Insurance bonds	13.9	13.9	–	–	–
Other financial guarantees	0.8	0.2	–	0.2	0.4
Total commercial commitments	$ 2,162.9	$ 533.4	$ 674.2	$ 932.9	$ 22.4

The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. At December 31, 2012, the Company had $940.7 million of letters of credit and bank guarantees outstanding in connection with the delivery, installation and performance of the Company's products. Additional letters of credit and guarantees are outstanding at December 31, 2012 in connection with certain financial obligations of the Company. Should these facilities become unavailable to the Company, the Company's operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company (which could be caused by operating issues within the Company or weakness in the overall energy markets), deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets, catastrophic accidents in the energy industry which could cause a contraction in the level of credit extended to the industry, or rating downgrades of the Company.

FACTORS THAT MAY AFFECT FINANCIAL CONDITION AND FUTURE RESULTS

Downturns in the oil and gas industry have had, and will likely in the future have, a negative effect on the Company's sales and profitability.

Demand for most of the Company's products and services, and therefore its revenue, depends to a large extent upon the level of capital expenditures related to oil and gas exploration, development, production, processing and transmission. Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities, or could result in the cancellation, modification or rescheduling of existing orders. As an example, the first quarter 2012 decline in natural gas spot prices in the United States to less than $2 per MMBtu, the lowest level in the last decade, negatively impacted order levels by the Company's customers which will affect the Company's future revenues and profitability. See also the discussion in "Recent Market Conditions" above.

The inability of the Company to deliver its backlog or future orders on time could affect the Company's future sales and profitability and its relationships with its customers.

At December 31, 2012, the Company's backlog was approximately $8.6 billion. The ability to meet customer delivery schedules for this backlog, as well as future orders, is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for large subsea projects, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources. As an example, the Company's drilling business has recently acquired two large businesses and has a record backlog to deliver. As a result, the complexity of execution within this business has increased from that of the past. Many of the contracts the Company enters into with its customers require long manufacturing lead times and contain penalty or incentive clauses relating to on-time delivery. A failure by the Company to deliver in accordance with customer expectations could subject the Company to financial penalties or loss of financial incentives and may result in damage to existing customer relationships. Additionally, the Company bases its earnings guidance to the financial markets on expectations regarding future order rates and the timing of delivery of product currently in backlog. Failure to deliver equipment in accordance with expectations could negatively impact the market price performance of the Company's common stock and other publicly-traded financial instruments.

A deterioration in future expected profitability or cash flows could result in an impairment of the Company's goodwill.

Total goodwill approximated $1.9 billion at December 31, 2012, nearly 45% of which was allocated to the Company's PCS segment, which includes the majority of the NATCO operations acquired in 2009. As a result of competitive pressures during the economic downturn that began prior to the acquisition of NATCO, the backlog of the CPS business within the PCS segment carried an unusually low margin. This backlog, along with production inefficiencies and other matters, negatively affected profitability within the CPS business from 2010 through a portion of 2012. While profitability within this business improved during the latter half of 2012, the Company expects further improvement over time. If the financial performance of the CPS business does not continue to improve, a future evaluation could indicate that an impairment of goodwill might be necessary. Goodwill associated with the CPS business was approximately $573.0 million at December 31, 2012. Based on information available as of December 31, 2012, no impairment indicators were identified for CPS.

Execution of subsea systems projects exposes the Company to risks not present in its other businesses.

Cameron is a significant participant in the subsea systems projects market. This market is significantly different from most of the Company's other markets since subsea systems projects are significantly larger in scope and complexity, in terms of both technical and logistical requirements. Subsea projects (i) typically involve long lead times, (ii) typically are larger in financial scope, (iii) typically require substantial engineering resources to meet the technical requirements of the project and (iv) often involve the application of existing technology to new environments and, in some cases, may require the development of new technology. The Company's subsea business unit received orders in the amount of $2.0 billion during 2012. Total backlog for the subsea business unit at December 31, 2012 was approximately $2.2 billion, of which approximately $1.3 billion was for subsea systems projects. To the extent the Company experiences unplanned difficulties in meeting the technical and/or delivery requirements of the projects, the Company's earnings or liquidity could be negatively impacted. The Company accounts for its subsea projects, as it does its separation and drilling projects, using accounting rules for construction-type and production-type contracts. In accordance with this guidance, the Company estimates the expected margin on these projects and recognizes this margin as units are completed. Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers' expectations, production efficiencies obtained, and the availability and costs of labor, materials and subcomponents. These factors can significantly impact the accuracy of the Company's estimates and materially impact the Company's future period earnings. If the Company experiences cost overruns, the expected margin could decline. Were this to occur, in accordance with the accounting guidance, the Company would record a cumulative adjustment to reduce the margin previously recorded on the related project in the period a change in estimate is determined. As an example, the Company incurred a $51.0 million charge in 2011 for cost overruns on a large subsea project in Nigeria. Subsea systems projects accounted for approximately 10.7% of total revenues for 2012.

As a designer, manufacturer, installer and servicer of oil and gas pressure control equipment, the Company may be subject to liability, personal injury, property damage and environmental contamination should such equipment fail to perform to specifications.

Cameron provides products and systems to customers involved in oil and gas exploration, development and production, as well as in certain other industrial markets. Some of the Company's equipment is designed to operate in high-temperature, high-pressure environments on land, on offshore platforms and on the seabed. Cameron also provides aftermarket parts and repair services at numerous facilities located around the world or at customer sites for this and other equipment. Because of applications to which the Company's products and services are put, particularly those involving the high temperature and pressure environments, a failure of such equipment, or a failure of our customer to maintain or operate the equipment properly, could cause damage to the equipment, damage to a customer's other property, personal injury and environmental contamination, onshore or offshore. Cameron is currently party to litigation involving personal injury, property damage and environmental contamination alleged to have been caused by failures of the Company's equipment. For example, see *Other Litigation* in Note 19 of the Notes to Consolidated Financial Statements.

Fluctuations in currency markets can impact the Company's profitability.

The Company has established multiple "Centers of Excellence" facilities for manufacturing such products as subsea trees, subsea chokes, subsea production controls and BOPs. These production facilities are located in the United Kingdom, Brazil and other European and Asian countries. To the extent the Company sells these products in U.S. dollars, the Company's profitability is eroded when the U.S. dollar weakens against the British pound, the euro, the Brazilian real and certain Asian currencies, including the Singapore dollar. Alternatively, profitability is enhanced when the U.S. dollar strengthens against these same currencies. For further information on the use of derivatives to mitigate certain currency exposures, see "Market Risk Information" below and Note 18 of the Notes to Consolidated Financial Statements.

The Company's operations expose it to risks of non-compliance with import/export laws and regulations and with multiple trade regulations, including U.S. sanctions.

The Company's operations expose it to trade and import/export regulations in multiple jurisdictions. In addition to using "Centers of Excellence" for manufacturing products to be delivered around the world, the Company imports raw materials, semi-finished goods as well as finished products into many countries for use in country or for manufacturing and/or finishing for re-export and import into another country for use or further integration into equipment or systems. Most movement of raw materials, semi-finished or finished products by the Company involves exports and imports. As a result, compliance with multiple trade sanctions and embargoes and import and export laws and regulations pose a constant challenge and risk to the Company. The Company regularly undergoes governmental audits to determine compliance with export and customs laws and regulations.

Certain of the Company's non-U.S. subsidiaries have in the past conducted business with Iran and Syria. The Company adopted a policy in 2006 forbidding any subsidiary or affiliate from accepting any new business from a U.S. sanctioned country. By the end of 2009, all contracts in existence at the time of the adoption of this policy were completed. Neither the Company nor any of its subsidiaries or affiliates have knowingly conducted any business with any sanctioned country or party since the end of 2009. As a result of our non-U.S. subsidiaries' prior business dealings with Iran and Syria, the Company received a number of inquiries from U.S. governmental agencies, including the U.S. Securities and Exchange Commission and the Office of Foreign Assets Control, regarding compliance with U.S. trade sanction and export control laws, the most recent of which was received in December 2012 and replied to by the Company in January 2013.

The Company's operations expose it to political and economic risks and instability due to changes in economic conditions, civil unrest, foreign currency fluctuations, and other risks, such as local content requirements, inherent to international businesses.

The political and economic risks of doing business on a worldwide basis include the following:

» volatility in general economic, social and political conditions;

» the effects of civil unrest and sanctions imposed by the United States and other governments on transactions with various countries, such as Iran;

» the effects of civil unrest on the Company's business operations, customers and employees, such as that recently occurring in several countries in the Middle East;

» differing tax rates and/or increasing tax rates. Economic conditions around the world have resulted in decreased tax revenues for many governments, which have led and could continue to lead to changes in tax laws in countries where the Company does business, including further changes in the United States. Changes in tax laws could have a negative impact on the Company's future results;

» exchange controls or other similar measures that result in restrictions on repatriation of capital and/or income; and

» reductions in the number or capacity of qualified personnel.

Cameron has manufacturing and service operations that are essential parts of its business in developing countries and volatile areas in Africa, Latin America, Russia and other countries that were part of the Former Soviet Union, the Middle East, and Central and South East Asia. Recent increases in activity levels in certain of these regions have increased the Company's risk of identifying and hiring sufficient numbers of qualified personnel to meet increased customer demand in selected locations. The Company also purchases a large portion of its raw materials and components from a relatively small number of foreign suppliers in China, India and other developing countries. The ability of these suppliers to meet the Company's demand could be adversely affected by the factors described above. Additionally, the Company has various manufacturing and aftermarket operations in Venezuela that contributed more than $105 million in revenues during 2012. The economy in Venezuela is highly inflationary and becoming more regulated and politically unstable due to its President's medical condition. These factors create political and economic uncertainty with regard to their impact on the Company's continued operations in this country. As an example, it was announced in February 2013 that Venezuela had devalued its currency from 4.3 bolivars per dollar to 6.3 bolivars per dollar. This is expected to result in an approximate $5.5 million foreign exchange loss for the Company that will be recorded in "Other costs" during the first quarter of 2013.

Increasingly, some of the Company's customers, particularly the national oil companies, have required a certain percentage, or an increased percentage, of local content in the products they buy directly or indirectly from the Company. This requires the Company to add to or expand manufacturing capabilities in certain countries that are presently without the necessary infrastructure or human resources in place to conduct business in a manner as typically done by Cameron. This increases the risk of untimely deliveries, cost overruns and defective products.

The Company's operations require it to deal with a variety of cultures, as well as agents and other intermediaries, exposing it to compliance risks.

Doing business on a worldwide basis necessarily involves exposing the Company and its operations to risks inherent in complying with the laws and regulations of a number of different nations. These laws and regulations include various anti-bribery laws.

The Company does business and has operations in a number of developing countries that have relatively underdeveloped legal and regulatory systems compared to more developed countries. Several of these countries are generally perceived as presenting a higher than normal risk of corruption, or as having a culture in which requests for improper payments are not discouraged. Maintaining and administering an effective anti-bribery compliance program under the U.S. Foreign Corrupt Practices Act (FCPA), the United Kingdom's Bribery Act of 2010, and similar statutes of other nations, in these environments presents greater challenges to the Company than is the case in other, more developed countries.

Additionally, the Company does business through agents and other intermediaries, such as customs clearance brokers, in these countries as well as others. As a result, the risk to the Company of compliance violations is increased because actions taken by any of them when attempting to conduct business on our behalf can be imputed to us by law enforcement authorities.

The Company is subject to environmental, health and safety laws and regulations that expose the Company to potential liability and proposed new regulations that would restrict activities to which the Company currently provides equipment and services.

The Company's operations are subject to a variety of national and state, provisional and local laws and regulations, including laws and regulations relating to the protection of the environment. The Company is required to invest financial and managerial resources to comply with these laws and expects to continue to do so in the future. To date, the cost of complying with governmental regulation has not been material, but the fact that such laws or regulations are frequently changed makes it impossible for the Company to predict the cost or impact of such laws and regulations on the Company's future operations. The modification of existing laws or regulations or the adoption of new laws or regulations imposing more stringent environmental restrictions could adversely affect the Company.

The Company provides equipment and services to companies employing hydraulic fracturing or "fracking" and could be adversely impacted by new regulations of this enhanced recovery technique. Environmental concerns have been raised regarding the potential impact on underground water supplies of fracturing which involves the pumping of water and certain chemicals under pressure into a well to break apart shale and other rock formations in order to increase the flow of oil and gas embedded in these formations. Recently, certain U.S. states have proposed regulations regarding disclosure of chemicals used in fracking operations or have temporarily suspended issuance of permits for conducting such operations. Additionally, the United States Environmental Protection Agency (EPA) issued rules on April 17, 2012, which become effective in January 2015, designed to limit the release of volatile organic compounds, or pollutants, from natural gas wells that are hydraulically fractured and in May 2012 published draft permitting guidance for oil and gas hydraulic fracturing activities using diesel fuels. The EPA is also continuing to study whether the fracking process has any negative impact on underground water supplies. A progress report relating to the study was released in December 2012 and a draft of the final report on the results of the study is expected in 2014. Should additional governmental regulations ultimately be imposed that further restrict or curtail hydraulic fracturing activities, the Company's revenues and earnings could be negatively impacted.

Enacted and proposed climate protection regulations and legislation may impact the Company's operations or those of its customers.

The EPA has made a finding under the United States Clean Air Act that greenhouse gas emissions endanger public health and welfare and the EPA has enacted regulations requiring monitoring and reporting by certain facilities and companies of greenhouse gas emissions. Carbon emission reporting and reduction programs have also expanded in recent years at the state, regional and national levels with certain countries having already implemented various types of cap-and-trade programs aimed at reducing carbon emissions from companies that currently emit greenhouse gases.

Additionally, in March 2012, the EPA proposed a carbon pollution standard for new power plants that would, for the first time, set national limits on the amount of carbon pollution that power plants can emit.

To the extent the Company's customers, particularly those involved in power generation, petrochemical processing or petroleum refining, are subject to any of these or other similar proposed or newly enacted laws and regulations, the Company is exposed to risks that the additional costs by customers to comply with such laws and regulations could impact their ability or desire to continue to operate at current or anticipated levels in certain jurisdictions, which could negatively impact their demand for the Company's products and services.

To the extent Cameron is subject to any of these or other similar proposed or newly enacted laws and regulations, the Company expects that its efforts to monitor, report and comply with such laws and regulations, and any related taxes imposed on companies by such programs, will increase the Company's cost of doing business in certain jurisdictions, including the United States, and may require expenditures on a number of its facilities and possibly on modifications of certain of its compression products, which involve use of power generation equipment.

The Company could also be impacted by new laws and regulations establishing cap-and-trade and those that might favor the increased use of non-fossil fuels, including nuclear, wind, solar and bio-fuels or that are designed to increase energy efficiency. If the proposed or newly executed laws dampen demand for oil and gas production, they could lower spending by the Company's customers for the Company's products and services.

The implementation of an upgraded business information system may disrupt the Company's operations or its system of internal controls.

The Company has underway a project to upgrade its SAP business information systems worldwide. The first stage of this multi-year effort was completed at the beginning of the third quarter of 2011 with the deployment of the upgraded system for certain businesses within the Company's PCS segment. Certain other businesses began operating on the upgraded system during 2012. By the end of 2013, the Company expects to have all businesses within the V&M segment utilizing the upgraded system. The V&M segment is a major contributor to the Company's consolidated revenues and income before income taxes.

As this system continues to be deployed throughout the rest of the Company, delays or difficulties may initially be encountered in effectively and efficiently processing transactions and conducting business operations until such time as personnel are familiar with all appropriate aspects and capabilities of the upgraded systems.

The Company's operations and information systems are subject to cybersecurity risks.

Cameron continues to increase its dependence on digital technologies to conduct its operations, to collect monies from customers and to pay vendors and employees. Many of the Company's files are digitized and more employees are working in almost paperless environments. Additionally, the hardware, network and software environments to operate SAP, the Company's main enterprise-wide operating system, have been outsourced to third parties. Other key software products used by the Company to conduct its operations either reside on servers in remote locations or are operated by the software vendors or other third parties for the Company's use as "Cloud-based" or "Web-based" applications. The Company has also outsourced certain information technology development, maintenance and support functions. As a result, the Company is exposed to potentially severe cyber incidents at both its internal locations and outside vendor locations that could disrupt its operations for an extended period of time and result in the loss of critical data and in higher costs to correct and remedy the effects of such incidents, although no such material incidents have occurred to date. The Company has developed disaster recovery procedures and maintains security policies to control access to and changes in its operating systems and periodically reviews similar controls and policies of its key software, hardware and network vendors.

ENVIRONMENTAL REMEDIATION

The Company's worldwide operations are subject to domestic and international regulations with regard to air, soil and water quality as well as other environmental matters. The Company, through its environmental management system and active third-party audit program, believes it is in substantial compliance with these regulations.

The Company is heir to a number of older manufacturing plants that conducted operations in accordance with the standards of the time, but which have since changed. The Company has undertaken clean-up efforts at these sites and now conducts its business in accordance with today's standards. The Company's clean-up efforts have yielded limited releases of liability from regulators in some instances, and have allowed sites with no current operations to be sold. The Company conducts environmental due diligence prior to all new site acquisitions. For further information, refer to Note 19 of the Notes to Consolidated Financial Statements.

ENVIRONMENTAL SUSTAINABILITY

The Company has pursued environmental sustainability in a number of ways. Processes are monitored in an attempt to produce the least amount of waste. All of the waste disposal firms used by the Company are carefully selected in an attempt to prevent any future Superfund involvements. Actions are taken in an attempt to minimize the generation of hazardous wastes and to minimize air emissions. Recycling of process water is a common practice. Best management practices are used in an effort to prevent contamination of soil and ground water on the Company's sites.

Cameron has implemented a corporate "HSE Management System" based on the principles of ISO 14001 and OHSAS 18001. The HSE Management System contains a set of corporate standards that are required to be implemented and verified by each business unit. Cameron has also implemented a corporate regulatory compliance audit program to verify facility compliance with environmental, health and safety laws and regulations. The compliance program employs or uses independent third-party auditors to audit facilities on a regular basis specific to country, region, and local legal requirements. Audit reports are circulated to the senior management of the Company and to the appropriate business unit. The compliance program requires corrective and preventative actions be taken by a facility to remedy all findings of non-compliance which are tracked on the corporate HSE data base.

MARKET RISK INFORMATION

The Company is currently exposed to market risk from changes in foreign currency rates and changes in interest rates. A discussion of the Company's market risk exposure in financial instruments follows.

Foreign Currency Exchange Rates

A large portion of the Company's operations consist of manufacturing and sales activities in foreign jurisdictions, principally in Europe, Canada, West Africa, the Middle East, Latin America and the Pacific Rim. As a result, the Company's financial performance may be affected by changes in foreign currency exchange rates in these markets. Overall, for those locations where the Company is a net receiver of local non-U.S. dollar currencies, Cameron generally benefits from a weaker U.S. dollar with respect to those currencies. Alternatively, for those locations where the Company is a net payer of local non-U.S. dollar currencies, a weaker U.S. dollar with respect to those currencies will generally have an adverse impact on the Company's financial results. The impact on the Company's financial results of gains or losses arising from foreign currency denominated transactions, if material, have been described under "Results of Operations" in this Management's Discussion and Analysis of Financial Condition and Results of Operations for the periods shown.

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into foreign currency forward contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2012. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea, drilling, valve or other equipment contracts involving the Company's United States operations and its wholly-owned subsidiaries in Australia, France, Italy, Malaysia, Norway, Singapore and the United Kingdom. Many of these contracts have been designated as and are accounted for as cash flow hedges with changes in the fair value of those contracts recorded in accumulated other comprehensive income (loss) in the period such change occurs. Certain other contracts, many of which are centrally managed, are intended to offset other foreign currency exposures but have not been designated as hedges for accounting purposes and, therefore, any change in the fair value of those contracts are reflected in earnings in the period such change occurs. The Company expects to expand its use of such contracts in the future.

Capital Markets and Interest Rates

The Company is subject to interest rate risk on its variable-interest rate borrowings and, at certain times, interest rate swaps. Variable-rate debt, where the interest rate fluctuates periodically, exposes the Company's cash flows to variability due to changes in market interest rates. Additionally, the fair value of the Company's fixed-rate debt changes with market interest rates.

The Company manages its debt portfolio to achieve an overall desired position of fixed and floating rates and employs, from time to time, interest rate swaps as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions.

The fair values of the 1.6% 3-year Senior Notes, the 3.6%, 4.5% and 6.375% 10-year Senior Notes and the 5.95% and 7.0% 30-year Senior Notes are principally dependent on prevailing interest rates. The fair value of the floating rate notes due June 2, 2014 is expected to approximate book value.

The Company has various other long-term debt instruments, but believes that the impact of changes in interest rates in the near term will not be material to these instruments.

The Company has performed a sensitivity analysis to determine how market interest rate changes might affect the fair value of its debt. This analysis is inherently limited because it represents a singular, hypothetical set of assumptions. Actual market movements may vary significantly from the assumptions. The effects of market movements may also directly or indirectly affect the Company's assumptions and its rights and obligations not covered by the sensitivity analysis. Fair value sensitivity is not necessarily indicative of the ultimate cash flow or the earnings effect from the assumed market rate movements.

An instantaneous one-percentage-point decrease in interest rates across all maturities and applicable yield curves would have decreased the fair value of the Company's fixed-rate debt positions by approximately $9.7 million at December 31, 2012 ($39.8 million at December 31, 2011), whereas a one-percentage-point increase in interest rates would have decreased the fair value of the Company's fixed-rate debt by $189.6 million at December 31, 2012 ($128.6 million at December 31, 2011). This analysis does not reflect the effect that increasing or decreasing interest rates would have on other items, such as new borrowings, nor the impact they would have on interest expense and cash payments for interest.

Derivatives Activity

Total gross volume bought (sold) by notional currency and maturity date on open derivative contracts at December 31, 2012 was as follows:

	NOTIONAL AMOUNT - BUY			NOTIONAL AMOUNT - SELL			
(IN MILLIONS)	2013	2014	TOTAL	2013	2014	2015	TOTAL
Foreign currency forward contracts –							
Notional currency in:							
Euro	240.5	62.1	302.6	(7.8)	–	–	(7.8)
Pound Sterling	58.6	–	58.6	(7.8)	(0.2)	–	(8.0)
Norwegian krone	1,016.6	156.2	1,172.8	(394.5)	(0.4)	–	(394.9)
Singapore dollar	11.0	–	11.0	–	–	–	–
U.S. dollar	43.4	0.3	43.7	(212.5)	(5.3)	(0.5)	(218.3)

As described further in Note 18 of the Notes to Consolidated Financial Statements, the net fair value of the Company's outstanding derivatives was a $19.9 million benefit to the Company at December 31, 2012, as compared to a net liability to the Company of $12.4 million at December 31, 2011.

Fair Value of Financial Instruments

The Company had $738.7 million of cash equivalents and $517.0 million of short-term investments at December 31, 2012. Cash equivalents represent highly liquid investments which are readily convertible to cash and have maturities of three months or less at the time of purchase. Short-term investments have original maturities of more than three months but less than one year. Certain of these investments are valued based upon quoted or estimated market prices which represent levels 1 and 2 market inputs.

The fair value of the Company's foreign exchange forward contracts were based on quoted exchange rates for the respective currencies applicable to similar instruments. The fair value of the Company's interest rate swaps were determined based on changes in quoted three-month LIBOR rates. Both of these valuation methods utilized level 2 observable market inputs.

The Company's international pension plans have assets available to fund future pension obligations totaling $317.7 million at December 31, 2012 ($275.9 million at December 31, 2011). The majority of these assets are invested in debt and equity securities or mutual funds, which were valued based on quoted market prices for an individual asset (level 1 market inputs), or mutual fund unit values, which were based on the fair values of the individual securities that the fund had invested in (level 2 observable market inputs). A small portion of the assets were invested in insurance contracts, real estate and other investments, which were valued based on level 3 unobservable inputs (see Note 8 of the Notes to Consolidated Financial Statements for further information).

The values of these assets are subject to change, based generally on changes in market conditions involving foreign exchange rates, interest rates and debt and equity security investment pricing.

Management's Report On Internal Control Over Financial Reporting

The Company maintains a system of internal controls that is designed to provide reasonable but not absolute assurance as to the reliable preparation of the consolidated financial statements. The Company's management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and procedures or the Company's internal controls will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of errors or fraud, if any, within Cameron have been detected.

The control environment of Cameron is the foundation for its system of internal controls over financial reporting and is embodied in the Company's Standards of Conduct. It sets the tone of the Company's organization and includes factors such as integrity and ethical values. The Company's internal controls over financial reporting are supported by formal policies and procedures that are reviewed, modified and improved as changes occur in the Company's business or as otherwise required by applicable rule-making bodies.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management, the internal audit department and the independent registered public accountants to review and discuss internal controls over financial reporting and accounting and financial reporting matters. The independent registered public accountants and the internal audit department report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

Assessment of Internal Control Over Financial Reporting

Cameron's management is responsible for establishing and maintaining adequate internal control (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) over financial reporting.

Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding the Company's financial controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting – including the possibility of the circumvention or overriding of controls – based on management's evaluation, management has concluded that the Company's internal controls over financial reporting were effective as of December 31, 2012, based on the framework established in "Internal Control – Integrated Framework". However, because of changes in conditions, it is important to note that internal control system effectiveness may vary over time.

In conducting management's evaluation of the effectiveness of the Company's internal controls over financial reporting, the four businesses acquired during 2012 for a total purchase price of $349.3 million, as more fully described in Note 2 of the Notes to Consolidated Financial Statements, were excluded. These operations accounted for less than 8% of total and net assets as of December 31, 2012 and less than 4% of the Company's consolidated revenues and income before income taxes for the year then ended.

Ernst & Young LLP, an independent registered public accounting firm that has audited the Company's financial statements as of and for the three-year period ended December 31, 2012, has issued a report on their audit of management's internal control over financial reporting, which is included herein.

JACK B. MOORE
Chairman, President
and Chief Executive Officer
Date: February 22, 2013

CHARLES M. SLEDGE
Senior Vice President
and Chief Financial Officer
Date: February 22, 2013

Report Of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cameron International Corporation

We have audited the internal control over financial reporting of Cameron International Corporation (the Company) as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the four businesses acquired during 2012 for a total purchase price of $349.3 million, which are included in the 2012 consolidated financial statements of the Company and constituted less than 8% of total and net assets as of December 31, 2012 and less than 4% of the Company's consolidated revenues and income before income taxes for the year then ended. Our audit of internal control over financial reporting of the Company also did not include the evaluation of the internal control over financial reporting of these four businesses referred to above.

In our opinion, Cameron International Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related statements of consolidated results of operations, comprehensive income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2012 and our report dated February 22, 2013 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 22, 2013

Report Of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cameron International Corporation

We have audited the accompanying consolidated balance sheets of Cameron International Corporation (the Company) as of December 31, 2012 and 2011, and the related statements of consolidated results of operations, comprehensive income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cameron International Corporation at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2013 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 22, 2013

CONSOLIDATED RESULTS OF OPERATIONS

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)	YEAR ENDED DECEMBER 31, 2012	2011	2010
Revenues	**$ 8,502.1**	$ 6,959.0	$ 6,134.8
Costs and expenses:			
Cost of sales (exclusive of depreciation and amortization shown separately below)	**6,024.3**	4,838.4	4,212.4
Selling and administrative expenses	**1,161.2**	1,001.5	862.3
Depreciation and amortization	**254.7**	206.6	201.6
Interest, net	**90.4**	84.0	78.0
Other costs (see Note 3)	**33.5**	177.4	47.2
Total costs and expenses	**7,564.1**	6,307.9	5,401.5
Income before income taxes	**938.0**	651.1	733.3
Income tax provision	**(187.5)**	(129.2)	(170.4)
Net income	**$ 750.5**	$ 521.9	$ 562.9
Earnings per common share:			
Basic	**$ 3.05**	$ 2.13	$ 2.32
Diluted	**$ 3.02**	$ 2.09	$ 2.27

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED COMPREHENSIVE INCOME

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2012	2011	2010
Net income	$ **750.5**	$ 521.9	$ 562.9
Foreign currency translation gain (loss)	**74.6**	(60.2)	(50.1)
Gain (loss) on derivatives recognized in other comprehensive income:			
Pre-tax	**14.9**	(6.3)	(9.0)
Tax effect	**(4.8)**	1.1	2.9
(Gain) loss on derivatives reclassified from accumulated other comprehensive income to:			
Revenues	**5.4**	(2.2)	4.9
Cost of sales	**4.0**	10.0	11.8
Depreciation and amortization	**0.1**	0.1	0.1
Tax effect	**(3.0)**	(1.5)	(5.2)
Actuarial gains (losses) recognized in other comprehensive income:			
Pre-tax	**(42.7)**	(8.6)	7.4
Tax effect	**9.4**	0.9	(2.9)
Amortization to selling and administrative expenses of:			
Prior service credits	**(1.5)**	(1.3)	(0.9)
Net actuarial losses	**5.0**	4.9	5.5
Tax effect	**(0.6)**	(0.6)	(1.1)
Comprehensive income	$ **811.3**	$ 458.2	$ 526.3

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(DOLLARS IN MILLIONS, EXCEPT SHARES AND PER SHARE DATA)	DECEMBER 31, 2012	2011
ASSETS		
Cash and cash equivalents	$ 1,185.8	$ 898.9
Short-term investments	517.0	423.5
Receivables, net	1,966.7	1,757.3
Inventories, net	2,741.2	2,399.9
Other	499.9	349.0
Total current assets	6,910.6	5,828.6
Plant and equipment, net	1,765.1	1,500.1
Goodwill	1,923.9	1,615.3
Other assets	558.6	417.7
Total assets	$ 11,158.2	$ 9,361.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
Short-term debt	$ 29.2	$ 10.6
Accounts payable and accrued liabilities	3,045.7	2,669.7
Accrued income taxes	94.1	–
Total current liabilities	3,169.0	2,680.3
Long-term debt	2,047.0	1,574.2
Deferred income taxes	131.7	184.5
Other long-term liabilities	244.4	215.3
Total liabilities	5,592.1	4,654.3
Commitments and contingencies	–	–
Stockholders' equity:		
Common stock, par value $.01 per share, 400,000,000 shares authorized, 263,111,472 shares issued at December 31, 2012 and 2011	2.6	2.6
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	–	–
Capital in excess of par value	2,094.6	2,072.4
Retained earnings	4,120.7	3,370.2
Accumulated other elements of comprehensive income (loss)	(30.0)	(90.8)
Less: Treasury stock at cost, 16,415,336 shares at December 31, 2012 and 17,579,397 shares at December 31, 2011	(621.8)	(647.0)
Total stockholders' equity	5,566.1	4,707.4
Total liabilities and stockholders' equity	$ 11,158.2	$ 9,361.7

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CASH FLOWS

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2012	2011	2010
Cash flows from operating activities:			
Net income	**$ 750.5**	$ 521.9	$ 562.9
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**211.8**	160.2	142.6
Amortization	**42.9**	46.4	59.0
Non-cash stock compensation expense	**44.7**	36.7	34.5
Deferred income taxes and tax benefit of stock compensation plan transactions	**(85.1)**	(22.0)	(19.1)
Changes in assets and liabilities, net of translation, acquisitions and non-cash items:			
Receivables	**(144.0)**	(461.1)	(81.4)
Inventories	**(368.9)**	(397.1)	(3.8)
Accounts payable and accrued liabilities	**213.0**	200.8	(291.7)
Other assets and liabilities, net	**18.0**	122.7	(108.8)
Net cash provided by operating activities	**682.9**	208.5	294.2
Cash flows from investing activities:			
Proceeds from sales and maturities of short-term investments	**1,031.7**	15.2	–
Purchases of short-term investments	**(1,125.4)**	(438.0)	–
Capital expenditures	**(427.2)**	(388.1)	(200.7)
Acquisitions, net of cash acquired	**(349.3)**	(421.3)	(40.9)
Proceeds from sales of plant and equipment	**27.6**	19.6	12.4
Net cash used for investing activities	**(842.6)**	(1,212.6)	(229.2)
Cash flows from financing activities:			
Short-term loan borrowings (repayments), net	**(41.9)**	45.7	(8.4)
Issuance of senior debt	**499.3**	747.8	–
Debt issuance costs	**(3.4)**	(4.7)	–
Redemption of convertible debentures	**–**	(705.7)	–
Purchase of equity call options, net	**–**	(12.2)	–
Purchase of treasury stock	**(21.3)**	(2.4)	(124.0)
Proceeds from stock option exercises, net of tax payments from stock compensation plan transactions	**12.3**	21.5	36.3
Excess tax benefits from stock compensation plan transactions	**11.1**	9.0	16.4
Principal payments on capital leases	**(11.3)**	(8.2)	(6.6)
Net cash provided by (used for) financing activities	**444.8**	90.8	(86.3)
Effect of translation on cash	**1.8**	(20.3)	(7.2)
Increase (decrease) in cash and cash equivalents	**286.9**	(933.6)	(28.5)
Cash and cash equivalents, beginning of year	**898.9**	1,832.5	1,861.0
Cash and cash equivalents, end of year	**$ 1,185.8**	$ 898.9	$ 1,832.5

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CHANGES IN STOCKHOLDERS' EQUITY

(DOLLARS IN MILLIONS)	COMMON STOCK	CAPITAL IN EXCESS OF PAR VALUE	RETAINED EARNINGS	ACCUMULATED OTHER ELEMENTS OF COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL
Balance — December 31, 2009	$ 2.6	$ 2,244.0	$ 2,285.4	$ 9.5	$ (621.8)	$ 3,919.7
Net income	–	–	562.9	–	–	562.9
Other comprehensive income (loss)	–	–	–	(36.6)	–	(36.6)
Non-cash stock compensation expense	–	34.5	–	–	–	34.5
Purchase of treasury stock	–	–	–	–	(124.0)	(124.0)
Treasury stock issued under stock compensation plans	–	(32.5)	–	–	67.9	35.4
Tax benefit of stock compensation plan transactions	–	17.4	–	–	–	17.4
NATCO purchase price allocation adjustment	–	(4.1)	–	–	(12.8)	(16.9)
Balance — December 31, 2010	2.6	2,259.3	2,848.3	(27.1)	(690.7)	4,392.4
Net income	–	–	521.9	–	–	521.9
Other comprehensive income (loss)	–	–	–	(63.7)	–	(63.7)
Non-cash stock compensation expense	–	36.7	–	–	–	36.7
Purchase of treasury stock	–	–	–	–	(2.4)	(2.4)
Treasury stock issued under stock compensation plans	–	(25.4)	–	–	46.1	20.7
Tax benefit of stock compensation plan transactions	–	4.9	–	–	–	4.9
Conversion value of convertible debentures in excess of principal	–	(203.3)	–	–	–	(203.3)
Other	–	0.2	–	–	–	0.2
Balance — December 31, 2011	2.6	2,072.4	3,370.2	(90.8)	(647.0)	4,707.4
Net income	–	–	**750.5**	–	–	**750.5**
Other comprehensive income (loss)	–	–	–	**60.8**	–	**60.8**
Non-cash stock compensation expense	–	**44.7**	–	–	–	**44.7**
Purchase of treasury stock	–	–	–	–	**(21.5)**	**(21.5)**
Treasury stock issued under stock compensation plans	–	**(34.0)**	–	–	**46.7**	**12.7**
Tax benefit of stock compensation plan transactions	–	**11.5**	–	–	–	**11.5**
Balance — December 31, 2012	**$ 2.6**	**$ 2,094.6**	**$ 4,120.7**	**$ (30.0)**	**$ (621.8)**	**$ 5,566.1**

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF MAJOR ACCOUNTING POLICIES

Company Operations — Cameron International Corporation (Cameron or the Company) provides flow equipment products, systems and services to worldwide oil, gas and process industries through three business segments, Drilling & Production Systems (DPS), Valves & Measurement (V&M) and Process & Compression Systems (PCS). Products include oil and gas pressure control, drilling and separation equipment, including valves, wellheads, manifolds, controls, chokes, blowout preventers and packaged systems for oil and gas drilling, production and transmission processes used in onshore, offshore and subsea applications, as well as for the downstream markets. Cameron also manufactures and services air and gas compressors and turbochargers. Additional information regarding each segment may be found in Note 15 of the Notes to Consolidated Financial Statements.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments from 20% to 50% in affiliated companies are accounted for using the equity method.

Estimates in Financial Statements — The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, estimates of total contract profit or loss on certain long-term production contracts, estimated losses on accounts receivable, estimated realizable value on excess and obsolete inventory, contingencies, including tax contingencies, estimated liabilities for litigation exposures and liquidated damages, estimated warranty costs, estimates related to pension accounting, estimates used to determine fair values in purchase accounting, estimates related to the fair value of reporting units for purposes of assessing goodwill for impairment, estimated proceeds from assets held for sale and estimates related to deferred tax assets and liabilities, including valuation allowances on deferred tax assets. Actual results could differ materially from these estimates.

Revenue Recognition — The Company generally recognizes revenue, net of sales taxes, once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company's subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with accounting rules relating to construction-type and production-type contracts. Under this guidance, the Company recognizes revenue on these contracts using a units-of-completion method. However, for certain specific types of drilling systems contracts which have different characteristics than our other contracts, we use the cost-to-cost method of accounting. Under the units-of-completion method, revenue and cost of sales are recognized once the manufacturing process is complete for each unit specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. Under the cost-to-cost method, revenue and cost of sales are recognized in the ratio of actual costs incurred to date on the project in relation to total estimated project costs. Both methods require the Company to make estimates regarding the total costs of the project, which impacts the amount of gross margin the Company recognizes in each reporting period. The Company routinely, and at least quarterly, reviews its estimates relating to total estimated contract profit or loss and recognizes changes in those estimates as they are determined. Revenue associated with change orders is not included in the calculation of estimated profit on a contract until approved by the customer. Costs associated with unapproved change orders are deferred if (i) the customer acknowledges a change has occurred and (ii) it is probable that the costs will be recoverable from the customer. If these two conditions are not met, the costs are included in the calculation of estimated profit on the project. Anticipated losses on contracts are recorded in full in the period in which they become evident.

Approximately 23%, 26% and 36% of the Company's revenues for the years ended December 31, 2012, 2011 and 2010, respectively, were recognized under the accounting rules for construction-type and production-type contracts.

Shipping and Handling Costs — Shipping and handling costs are reflected in the caption entitled "Cost of sales (exclusive of depreciation and amortization shown separately below)" in the accompanying Consolidated Results of Operations statements.

Cash Equivalents and Short-Term Investments — Cash equivalents consist of highly liquid investments which are readily convertible to cash and have maturities of three months or less at the time of purchase. Short-term investments consist primarily of commercial paper, U.S. Treasury securities, U.S. non-governmental agency asset-backed securities and corporate debt obligations that have maturities of more than three months but less than one year. All of our short-term investments are classified as available-for-sale and recorded at fair value, with unrealized holding gains and losses recorded as a component of accumulated other comprehensive income (loss).

Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience, the length of time an invoice has been outstanding, responses from customers relating to demands for payment and the current and projected financial condition of specific customers.

Inventories — Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 53% of inventories at December 31, 2012 and 55% at December 31, 2011 are carried on the last-in, first-out (LIFO) method. For these locations, the use of LIFO results in a better matching of costs and revenues. The remaining inventories, which are generally located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value.

Plant and Equipment — Property, plant and equipment, both owned and under capital lease, are carried at cost. Maintenance and repair costs are expensed as incurred. The cost of renewals, replacements and betterments is capitalized. The Company capitalizes software developed or obtained for internal use. Accordingly, the cost of third-party software, as well as the cost of third-party and internal personnel that are directly involved in application development activities, are capitalized during the application development phase of new software systems projects. Costs during the preliminary project stage and post-implementation stage of new software systems projects, including data conversion and training costs, are expensed as incurred. Depreciation and amortization is provided over the estimated useful lives of the related assets, or in the case of assets under capital leases, over the related lease term, if less, using the straight-line method. The estimated useful lives of the major classes of property, plant and equipment are as follows:

	ESTIMATED USEFUL LIVES
Buildings and leasehold improvements	10-40 years
Machinery, equipment and tooling	3-18 years
Office furniture, software and other	3-10 years

Goodwill and Intangible Assets — Cameron allocates the purchase price of acquired businesses to their identifiable tangible assets and liabilities, such as accounts receivable, inventory, property, plant and equipment, accounts payable and accrued liabilities, based on their estimated fair values. The Company will also typically allocate a portion of the purchase price to certain identifiable intangible assets, such as noncompete agreements, trademarks, trade names, patents, technology, customer relationships and backlog using various widely accepted valuation techniques such as discounted future cash flows and the relief-from-royalty and excess earnings methods. Each of these methods involves level 3 unobservable market inputs. Any remaining excess of cost over allocated fair values is recorded as goodwill. On many larger acquisitions, Cameron will engage third-party valuation experts to assist in determining the fair values for both the identifiable tangible and intangible assets. Certain estimates and judgments are required in the application of the fair value techniques, including estimates of future cash flows, selling prices, replacement costs, royalty rates for use of assets, economic lives and the selection of a discount rate.

The Company reviews the carrying value of goodwill in accordance with accounting rules on impairment of goodwill, which require that the Company estimate the fair value of each of its reporting units annually, or when impairment indicators exist, and compare such amounts to their respective carrying values to determine if an impairment of goodwill is required. Generally, this review is conducted during the first quarter of each annual period. The estimated fair value of each reporting unit for the 2012, 2011 and 2010 evaluations was determined using discounted future expected cash flows (level 3 unobservable inputs) consistent with the accounting guidance for fair-value measurements. Certain estimates and judgments are required in the application of the fair value models, including, but not limited to, estimates of future cash flows and the selection of a discount rate. The Company's reporting units for goodwill impairment evaluation purposes are the Drilling, Surface and Subsea Systems divisions of the DPS segment, the Engineered Valves, Distributed Valves, Process Valves, Measurement Systems divisions and the Aftermarket Services business of the V&M segment and the Process Systems & Reciprocating Compression, Custom Process Systems and Centrifugal Compression divisions of the PCS segment.

The Company's intangible assets, excluding goodwill, represent purchased patents, trademarks, customer relationships and other identifiable intangible assets. The majority of intangible assets are amortized on a straight-line basis over the years expected to be benefited, generally ranging from 5 to 20 years. Such intangibles are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. As many areas of the Company's business rely on patents and proprietary technology, it has followed a policy of seeking patent protection both inside and outside the United States for products and methods that appear to have commercial significance. The costs of developing any intangibles internally, as well as costs of defending such intangibles, are expensed as incurred. No material impairment of intangible assets was required during the years ended December 31, 2012, 2011 or 2010, except as reflected in Note 3 of the Notes to Consolidated Financial Statements.

Long-Lived Assets — In accordance with accounting rules for the impairment or disposal of long-lived assets, such assets, excluding goodwill and indefinite-lived intangibles, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. Assets are classified as held for sale when the Company has a plan for disposal of such assets and those assets are stated at estimated fair value less estimated costs to sell. No material impairment of long-lived assets was required during the years ended December 31, 2012, 2011 or 2010.

Product Warranty — Estimated warranty costs are accrued either at the time of sale based upon historical experience or, in some cases, when specific warranty problems are encountered. Adjustments to the recorded liability are made periodically to reflect actual experience.

Contingencies — The Company accrues for costs relating to litigation, including litigation defense costs, claims, assessments and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties, amounts specified by contract, amounts designated by legal statute or management's judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company's previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

Income Taxes — The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Income tax expense includes U.S. and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted. Taxes are not provided on the translation component of comprehensive income since the effect of translation is not considered to modify the amount of the earnings that are planned to be remitted.

The Company accounts for uncertainties in its income tax positions in accordance with income tax accounting rules. Interest related to accruals for uncertain tax positions is reflected as a component of interest expense in the Consolidated Results of Operations statement. Penalties on a tax position taken by the Company are reflected as a component of income tax expense in the Consolidated Results of Operations statement. See Note 12 of the Notes to Consolidated Financial Statements for further discussion of the Company's income taxes.

Environmental Remediation and Compliance — Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value.

Pension and Postretirement Benefits Accounting — The Company recognizes the funded status of its defined benefit pension and other postretirement benefit plans in its Consolidated Balance Sheets. The measurement date for all of the Company's plans was December 31, 2012. See Note 8 of the Notes to Consolidated Financial Statements for further information.

Stock-Based Compensation — At December 31, 2012, the Company had grants outstanding under various stock-based employee compensation plans, which are described in further detail in Note 9 of the Notes to Consolidated Financial Statements. Compensation expense for the Company's stock-based compensation plans is measured using the fair value method required by accounting rules on stock compensation. Under this guidance, the fair value of stock option grants and restricted stock unit awards is amortized to expense using the straight-line method over the shorter of the vesting period or the remaining employee service period.

Derivative Financial Instruments — Consistent with accounting guidance for derivative instruments and hedging activities, the Company recognizes all derivative financial instruments as assets and liabilities on a gross basis and measures them at fair value. Hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income (loss) until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are reclassified to earnings in the same income statement caption as impacted by the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness for the years ended December 31, 2012, 2011 and 2010 have not been material. The Company may at times also use forward or option contracts to hedge certain other foreign currency exposures. These contracts are not designated as hedges under the accounting guidance described above. Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related exposures.

The Company may also periodically use interest rate swaps to modify the interest characteristics of some or all of its fixed or floating rate debt. As these interest rate swaps are generally not designated as hedges, changes in the fair value of these derivatives are recognized as an adjustment to interest expense as they occur.

Foreign Currency — For most subsidiaries and branches outside the U.S., the local currency is the functional currency. The financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: (i) assets and liabilities at year-end exchange rates; (ii) income, expenses and cash flows at monthly average exchange rates or exchange rates in effect on the date of the transaction; and (iii) stockholders' equity at historical exchange rates. For those subsidiaries where the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other elements of comprehensive income (loss) in the accompanying Consolidated Balance Sheets.

For certain other subsidiaries and branches, operations are conducted primarily in currencies other than the local currencies, which are therefore the functional currency. Non-functional currency monetary assets and liabilities are remeasured at ending exchange rates. Revenue, expense and gain and loss accounts of these foreign subsidiaries and branches are remeasured at average exchange rates or exchange rates in effect on the date of the transaction. Non-functional currency non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are remeasured at historical rates.

Foreign currency gains and losses arising from monetary transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions were a loss of $12.4 million for the year ended December 31, 2012, a loss of $10.9 million for the year ended December 31, 2011 and a gain of $11.9 million for the year ended December 31, 2010.

Reclassifications and Revisions — Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2: ACQUISITIONS AND JOINT VENTURES

OneSubsea™ — On November 15, 2012, Cameron and Schlumberger announced their intent to create OneSubsea, a joint venture to manufacture and develop products, systems and services for the subsea oil and gas market. Cameron will contribute its existing subsea business and receive $600 million from Schlumberger while Schlumberger will contribute its Framo, Surveillance, Flow Assurance and Power and Controls businesses. As 60% owner, Cameron will manage the joint venture, consolidate it in its DPS segment and reflect a minority interest in its financial statements for Schlumberger's 40% interest in the joint venture. The transaction is subject to regulatory approvals and other customary closing conditions, which are expected to be completed during the first half of 2013.

LeTourneau Technologies Drilling Systems, Inc. — On October 24, 2011, the Company closed on the acquisition of LeTourneau Technologies Drilling Systems, Inc., a wholly-owned subsidiary of Joy Global Inc., for $375.0 million in cash, subject to certain post-closing adjustments. LeTourneau provides drilling equipment as well as rig designs and components for both the land and offshore rig markets and its results of operations have been included in the Company's DPS segment from the date of acquisition.

Other Acquisitions — During the fourth quarter of 2012, the Company spent $39.7 million, net of cash acquired, on two acquisitions, CairnToul Well Equipment Services Limited and ICI Artificial Lift, Inc. both of which are intended to enhance the product and service offerings of its Surface Systems business in the DPS segment.

On June 6, 2012, the Company closed on its purchase of the drilling equipment business of TTS Energy Division from TTS Group ASA, a Norwegian company ("TTS"), for a cash payment of $248.1 million, net of cash acquired, subject to certain post-closing adjustments. TTS provides high performance drilling equipment, rig packages and rig solutions for both onshore and offshore rigs to the international energy industry and its financial results have been included in the DPS segment since the date of acquisition.

During the first quarter of 2012, the Company acquired 100% of the outstanding stock of Elco Filtration and Testing, Inc. ("Elco"), for a total purchase price of $61.5 million, net of cash acquired. Elco was purchased to strengthen the Company's wellhead product and service offerings and has been included in the DPS segment since the date of acquisition.

The Company is still awaiting significant information relating to the fair value of the assets and liabilities of each of these businesses, in particular inventory, property, plant and equipment and acquired intangibles, in order to finalize the respective purchase price allocations.

The table set forth below shows the preliminary purchase price allocation of the four businesses acquired in 2012. These items are included in the Company's Consolidated Balance Sheet at December 31, 2012 and are treated as non-cash additions, except for the net cash cost of the acquisitions, in the Company's Consolidated Cash Flows Statement for the year ended December 31, 2012.

(DOLLARS IN MILLIONS)		PRELIMINARY PURCHASE PRICE ALLOCATION OF BUSINESSES ACQUIRED FOR 2012
Cash	$	16.4
Accounts receivable		44.6
Inventory		41.1
Current deferred tax assets		25.7
Other current assets		27.7
Property, plant and equipment		18.6
Goodwill		249.6
Intangibles		94.8
Other non-current assets		7.0
Accounts payable and accrued liabilities		(159.8)
Total purchase price	$	365.7

Approximately $27.8 million of the goodwill recorded in 2012 is deductible for tax purposes.

During 2011, the Company also acquired the stock of four other businesses for a total cash purchase price, net of cash acquired, of $46.9 million. Vescon Equipamentos Industriais Ltda. was acquired to strengthen the Company's surface product offerings in the Brazilian market and has been included in the DPS segment since the date of acquisition. The remaining interest in Scomi Energy Sdn Bhd., previously a Cameron joint venture company, was acquired in order to strengthen the Company's process systems offerings in the Malaysian market. TS-Technology AS, a Norwegian company, was acquired to enhance the Company's water treatment technology offerings. Industrial Machine and Fabrication ("IMF") was acquired to enhance the Company's rotating compression aftermarket offerings. The results of these businesses have been included in the PCS segment since the dates of the respective acquisitions.

During 2010, the Company acquired the assets or capital stock of two businesses for a total cash purchase price of $40.9 million. These businesses were acquired to enhance the Company's product offerings or aftermarket services in the DPS and V&M segments. The two acquisitions were included in the Company's consolidated financial statements for the periods subsequent to the acquisitions. Under the terms of the acquisition recorded in the V&M segment, the Company has the right and obligation under various conditions to purchase the remaining 49% capital stock interest it does not currently own. The Company has reflected a liability in its consolidated balance sheet for the fair value of the remaining 49% interest the Company is required to purchase.

NOTE 3: OTHER COSTS

Other costs consisted of the following:

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2012	2011	2010
Impairment of intangibles	$ **17.6**	$ –	$ –
International pension settlement costs	**6.6**	–	–
Indemnity settlement with BP Exploration and Production Inc. (see Note 19)	**–**	82.5	–
BOP litigation costs	**2.5**	60.7	12.5
Acquisition integration costs	**13.2**	–	22.0
Costs associated with retiring the 2.5% convertible debentures	**–**	14.5	–
Mark-to-market impact on currency derivatives not designated as accounting hedges	**(15.7)**	9.3	–
Joint venture formation costs	**2.7**	–	–
Severance, restructuring and other costs	**6.6**	10.4	12.7
Total other costs	$ **33.5**	$ 177.4	$ 47.2

Acquisition integration costs consist of costs incurred for the integration of the operations of certain newly acquired businesses with the existing operations of the Company, largely reflecting the costs associated with converting legacy systems to the Company's SAP information systems.

NOTE 4: RECEIVABLES

Receivables consisted of the following:

(DOLLARS IN MILLIONS)	DECEMBER 31, 2012	2011
Trade receivables	$ **1,823.2**	$ 1,523.5
Insurance company receivables related to the indemnity settlement with BP Exploration and Production Inc. (see Note 19)	**–**	167.5
Other receivables	**151.4**	76.2
Allowance for doubtful accounts	**(7.9)**	(9.9)
Total receivables	$ **1,966.7**	$ 1,757.3

NOTE 5: INVENTORIES

Inventories consisted of the following:

(DOLLARS IN MILLIONS)	DECEMBER 31, 2012	2011
Raw materials	$ **237.9**	$ 427.3
Work-in-process	**902.1**	767.8
Finished goods, including parts and subassemblies	**1,797.9**	1,376.9
Other	**14.3**	12.5
	2,952.2	2,584.5
Excess of current standard costs over LIFO costs	**(122.0)**	(102.7)
Allowance for obsolete and excess inventory	**(89.0)**	(81.9)
Total inventories	$ **2,741.2**	$ 2,399.9

NOTE 6: PLANT AND EQUIPMENT, GOODWILL AND OTHER ASSETS

Plant and equipment consisted of the following:

(DOLLARS IN MILLIONS)	DECEMBER 31, 2012	DECEMBER 31, 2011
Land and land improvements	**$ 100.0**	$ 80.3
Buildings	**610.5**	561.5
Machinery and equipment	**1,387.5**	1,208.0
Tooling, dies, patterns, etc.	**205.3**	189.6
Office furniture & equipment	**177.1**	156.9
Capitalized software	**288.3**	220.1
Assets under capital leases	**102.5**	54.3
Construction in progress	**251.6**	183.4
All other	**33.1**	33.9
	3,155.9	2,688.0
Accumulated depreciation	**(1,390.8)**	(1,187.9)
Total plant and equipment, net	**$ 1,765.1**	$ 1,500.1

Changes in goodwill during 2012 were as follows:

(DOLLARS IN MILLIONS)	DPS	V&M	PCS	TOTAL
Balance at December 31, 2011	$ 438.5	$ 318.0	$ 858.8	$ 1,615.3
Current year acquisitions	249.6	–	–	249.6
Adjustments to the purchase price allocation for prior year acquisitions	67.3	–	(1.0)	66.3
Impairment	(13.9)	(0.7)	–	(14.6)
Translation	2.9	1.5	2.9	7.3
Balance at December 31, 2012	$ 744.4	$ 318.8	$ 860.7	$ 1,923.9

Other assets consisted of the following:

(DOLLARS IN MILLIONS)	DECEMBER 31, 2012	DECEMBER 31, 2011
Deferred income taxes	**$ 127.6**	$ 56.3
Other intangibles:		
Gross:		
Customer relationships	**136.3**	144.0
Patents and technology	**198.0**	123.0
Trademarks	**71.6**	64.2
Noncompete agreements, engineering drawings and other	**87.0**	103.6
Accumulated amortization	**(157.1)**	(125.6)
Other	**95.2**	52.2
Total other assets	**$ 558.6**	$ 417.7

Amortization expense associated with the Company's other amortizable intangibles recorded as of December 31, 2012 is expected to approximate $49.5 million, $43.2 million, $41.6 million, $40.7 million and $29.4 million for the years ending December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

NOTE 7: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following:

(DOLLARS IN MILLIONS)	DECEMBER 31, 2012	2011
Indemnity settlement with BP Exploration and Production Inc. (see Note 19)	$ –	$ 250.0
Trade accounts payable and accruals	**925.1**	718.8
Advances from customers	**1,320.1**	1,012.5
Other accruals	**800.5**	688.4
Total accounts payable and accrued liabilities	**$ 3,045.7**	$ 2,669.7

Activity during the year associated with the Company's product warranty accruals was as follows (dollars in millions):

BALANCE DECEMBER 31, 2011	WARRANTY PROVISIONS	ACQUISITIONS	CHARGES AGAINST ACCRUAL	TRANSLATION AND OTHER	BALANCE DECEMBER 31, 2012
$ 65.0	$ 43.4	$ 7.5	$ (49.8)	$ 1.5	$ 67.6

NOTE 8: EMPLOYEE BENEFIT PLANS

As of December 31, 2012, the Company sponsored separate defined benefit pension plans for employees of certain of its international subsidiaries, as well as several unfunded defined benefit arrangements for various other employee groups. The defined benefit pension plan covering employees in the United Kingdom was frozen to new entrants effective June 14, 1996.

Certain of the Company's employees also participate in various employee welfare benefit plans, including medical, dental and prescriptions. Additionally, certain employees based in the United States receive retiree medical, prescription and life insurance benefits. All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

Total net benefit plan expense (income) associated with the Company's defined benefit pension and postretirement benefit plans consisted of the following:

(DOLLARS IN MILLIONS)	PENSION BENEFITS			POSTRETIREMENT BENEFITS		
	2012	2011	2010	**2012**	2011	2010
Service cost	**$ 2.9**	$ 3.1	$ 2.9	**$ –**	$ –	$ –
Interest cost	**14.9**	15.9	15.1	**0.5**	0.6	0.9
Expected return on plan assets	**(17.9)**	(18.2)	(15.8)	**–**	–	–
Amortization of prior service credits	**(0.2)**	–	–	**(1.3)**	(1.3)	(0.9)
Amortization of losses (gains)	**5.9**	5.8	6.7	**(0.9)**	(0.9)	(1.2)
Settlement loss	**4.5**	–	–	**–**	–	–
Other	**1.5**	0.3	–	**–**	–	–
Total net benefit plan expense (income)	**$ 11.6**	$ 6.9	$ 8.9	**$ (1.7)**	$ (1.6)	$ (1.2)

Included in accumulated other elements of comprehensive income (loss) at December 31, 2012 and 2011 are the following amounts that have not yet been recognized in net periodic benefit plan cost, as well as the amounts that are expected to be recognized in net periodic benefit plan cost during the year ending December 31, 2013:

	DECEMBER 31, 2012		DECEMBER 31, 2011		YEAR ENDING DECEMBER 31, 2013
(DOLLARS IN MILLIONS)	BEFORE TAX	AFTER TAX	BEFORE TAX	AFTER TAX	EXPECTED AMORTIZATION
Pension benefits:					
Prior service credits	$ **0.5**	$ **0.4**	$ 0.7	$ 0.5	$ (1.8)
Actuarial losses, net	**(125.6)**	**(95.2)**	(88.3)	(65.8)	8.3
Postretirement benefits:					
Prior service credits	**4.3**	**2.7**	5.7	3.6	(1.1)
Actuarial gains	**8.7**	**5.5**	8.8	5.5	(1.0)
	$ **(112.1)**	$ **(86.6)**	$ (73.1)	$ (56.2)	$ 4.4

The change in the projected benefit obligation associated with the Company's defined benefit pension plans and the change in the accumulated benefit obligation associated with the Company's postretirement benefit plans was as follows:

	PENSION BENEFITS		POSTRETIREMENT BENEFITS	
(DOLLARS IN MILLIONS)	2012	2011	2012	2011
Benefit obligation at beginning of year	$ **297.1**	$ 282.4	$ **14.1**	$ 15.6
Service cost	**2.9**	3.1	–	–
Interest cost	**14.9**	15.9	**0.5**	0.6
Plan participants' contributions	**0.8**	1.0	–	–
Actuarial losses (gains)	**43.9**	7.1	**(0.9)**	(0.7)
Exchange rate changes	**13.9**	(0.2)	–	–
Benefits and expenses paid from plan assets	**(9.2)**	(12.2)	**(1.2)**	(1.4)
Plan amendments	–	(0.7)	**0.1**	–
Settlements	**(14.7)**	–	–	–
Other	**37.4**	0.7	–	–
Benefit obligation at end of year	$ **387.0**	$ 297.1	$ **12.6**	$ 14.1

The total accumulated benefit obligation for the Company's defined benefit pension plans was $331.2 million and $258.2 million at December 31, 2012 and 2011, respectively.

The change in the plan assets associated with the Company's defined benefit pension and postretirement benefit plans was as follows:

	PENSION BENEFITS		POSTRETIREMENT BENEFITS	
(DOLLARS IN MILLIONS)	2012	2011	2012	2011
Fair value of plan assets at beginning of year	$ **275.9**	$ 261.3	$ –	$ –
Actual return on plan assets	**23.3**	15.0	–	–
Company contributions	**12.3**	10.4	**1.2**	1.4
Plan participants' contributions	**0.8**	1.0	–	–
Exchange rate changes	**12.7**	0.1	–	–
Benefits and expenses paid from plan assets	**(9.2)**	(12.2)	**(1.2)**	(1.4)
Settlements	**(14.7)**	–	–	–
Other	**16.6**	0.3	–	–
Fair value of plan assets at end of year	$ **317.7**	$ 275.9	$ –	$ –

The status of the Company's underfunded defined benefit pension and postretirement benefit plans was as follows:

(DOLLARS IN MILLIONS)	PENSION BENEFITS DECEMBER 31, 2012	PENSION BENEFITS DECEMBER 31, 2011	POSTRETIREMENT BENEFITS DECEMBER 31, 2012	POSTRETIREMENT BENEFITS DECEMBER 31, 2011
Current	$ **(0.9)**	$ (0.2)	$ **(1.6)**	$ (1.9)
Non-current	**(68.4)**	(21.0)	**(11.0)**	(12.2)
Underfunded status at end of year	$ **(69.3)**	$ (21.2)	$ **(12.6)**	$ (14.1)

Actual asset investment allocations for the Company's main defined benefit pension plan in the United Kingdom, which accounts for approximately 92% of total plan assets, were as follows:

	2012	2011	2010
U.K. Plan:			
Equity securities	**54%**	53%	54%
Fixed income debt securities, cash and other	**46%**	47%	46%

In each jurisdiction, the investment of plan assets is overseen by a plan asset committee whose members act as trustees of the plan and set investment policy. For the years ended December 31, 2012, 2011 and 2010, the investment strategy has been designed to approximate the performance of market indexes. The Company's targeted allocation for the U.K. plan for 2013 and beyond is approximately 54% in equities, 41% in fixed income debt securities and 5% in real estate and other.

During 2012, the Company made contributions totaling approximately $12.3 million to the assets of its various defined benefit pension plans. Contributions to plan assets for 2013 are currently expected to approximate $11.8 million assuming no change in the current discount rate or expected investment earnings.

The assets of the Company's pension plans are generally invested in cash and cash equivalents as well as debt and equity securities or mutual funds, which are valued based on quoted market prices for an individual asset (level 1 market inputs) or mutual fund unit values, which are based on the fair values of the individual securities that the fund has invested in (level 2 observable market inputs). A small portion of the assets are invested in insurance contracts, real estate and other investments, which are valued based on level 3 unobservable inputs.

The fair values of the Company's pension plan assets by asset category at December 31, 2012 and 2011 were as follows:

(DOLLARS IN MILLIONS)	FAIR VALUE BASED ON QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1) 2012	2011	FAIR VALUE BASED ON SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2) 2012	2011	FAIR VALUE BASED ON SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3) 2012	2011	TOTAL 2012	2011
Cash and cash equivalents	$ **1.6**	$ 1.9	$ **–**	$ –	$ **–**	$ –	$ **1.6**	$ 1.9
Equity securities:								
U.S. equities	**–**	–	**65.5**	58.3	**–**	–	**65.5**	58.3
Non-U.S. equities	**–**	–	**98.1**	82.3	**–**	–	**98.1**	82.3
Bonds:								
Non-U.S. government bonds	**–**	–	**30.1**	89.9	**–**	–	**30.1**	89.9
Non-U.S. corporate bonds	**–**	–	**94.1**	23.8	**–**	–	**94.1**	23.8
Alternative investments:								
Insurance contracts	**–**	–	**–**	–	**15.6**	8.0	**15.6**	8.0
Real estate and other	**–**	–	**–**	–	**12.7**	11.7	**12.7**	11.7
Total assets	$ **1.6**	$ 1.9	$ **287.8**	$ 254.3	$ **28.3**	$ 19.7	$ **317.7**	$ 275.9

Changes in the fair value of pension plan assets determined based on level 3 unobservable inputs were as follows:

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2012	2011
Balance at beginning of the year	**$ 19.7**	$ 18.3
Purchases/sales, net	**7.7**	0.7
Actual return on plan assets	**0.2**	0.9
Currency impact	**0.7**	(0.2)
Balance at end of the year	**$ 28.3**	$ 19.7

The weighted-average assumptions associated with the Company's defined benefit pension and postretirement benefit plans were as follows:

	PENSION BENEFITS		POSTRETIREMENT BENEFITS	
	2012	2011	**2012**	2011
Assumptions related to net benefit costs:				
U.S. plans:				
Discount rate	**3.5%**	4.1%	**3.5%**	4.1%
Health care cost trend rate	**–**	–	**8.0%**	9.0%
Measurement date	**1/1/2012**	1/1/2011	**1/1/2012**	1/1/2011
Foreign plans:				
Discount rate	**5.0-5.75%**	5.5%	**–**	–
Expected return on plan assets	**4.75-6.5%**	4.75-6.75%	**–**	–
Rate of compensation increase	**3.0-4.25%**	3.0-4.5%	**–**	–
Measurement date	**1/1/2012**	1/1/2011	**–**	–
Assumptions related to end-of-period benefit obligations:				
U.S. plans:				
Discount rate	**2.75%**	3.5%	**2.75%**	3.5%
Health care cost trend rate	**–**	–	**8.0%**	9.0%
Measurement date	**12/31/2012**	12/31/2011	**12/31/2012**	12/31/2011
Foreign plans:				
Discount rate	**2.25-6.75%**	5.0-5.75%	**–**	–
Rate of compensation increase	**3.0-4.5%**	3.0-4.25%	**–**	–
Measurement date	**12/31/2012**	12/31/2011	**–**	–

The Company's discount rate assumptions for its U.S. postretirement benefits plan and its international defined benefit pension plans are based on the average yield of a hypothetical high quality bond portfolio with maturities that approximately match the estimated cash flow needs of the plans.

The assumptions for expected long-term rates of return on assets are based on historical experience and estimated future investment returns, taking into consideration anticipated asset allocations, investment strategies and the views of various investment professionals.

The rate of compensation increase assumption for international plans reflects local economic conditions and the Company's compensation strategy in those locations.

The health care cost trend rate is assumed to decrease gradually from 8% to 5% by 2019 and remain at that level thereafter. A one-percentage-point increase or decrease in the assumed health care cost trend rate would not have a material impact on the service and interest cost components in 2012 or the postretirement benefit obligation as of December 31, 2012.

Amounts applicable to the Company's pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets were as follows:

(DOLLARS IN MILLIONS)	PROJECTED BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS AT DECEMBER 31,		ACCUMULATED BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS AT DECEMBER 31,	
	2012	2011	2012	2011
Fair value of applicable plan assets	$ 312.3	$ 275.9	$ 18.4	$ 11.2
Projected benefit obligation of applicable plans	$ 381.5	$ 297.1	–	–
Accumulated benefit obligation of applicable plans	–	–	$ 53.5	$ 20.7

Future expected benefit payments are as follows:

(DOLLARS IN MILLIONS)	PENSION BENEFITS	POSTRETIREMENT BENEFITS
Year ending December 31:		
2013	$ 11.6	$ 1.7
2014	$ 11.8	$ 1.5
2015	$ 12.1	$ 1.4
2016	$ 12.6	$ 1.3
2017	$ 13.0	$ 1.1
2018 - 2022	$ 72.9	$ 4.1

The Company's United States-based employees who are not covered by a bargaining unit and certain others are also eligible to participate in the Cameron International Corporation Retirement Savings Plan. Under this plan, employees' savings deferrals are partially matched in cash and invested at the employees' discretion. The Company provides nondiscretionary retirement contributions to the Retirement Savings Plan on behalf of each eligible employee equal to 3% of their defined pay. Eligible employees vest in the 3% retirement contributions plus any earnings after completing three years of service. In addition, the Company provides an immediately vested matching contribution of up to 100% of the first 6% of pay contributed by each eligible employee. Employees may contribute amounts in excess of 6% of their pay to the Retirement Savings Plan, subject to certain United States Internal Revenue Service limitations. The Company's expense for the matching and retirement contribution for the years ended December 31, 2012, 2011 and 2010 amounted to $69.5 million, $57.7 million and $42.5 million, respectively. In addition, the Company provides savings or other benefit plans for employees under collective bargaining agreements and, in the case of certain international employees, as required by government mandate, which provide for, among other things, Company funding in cash based on specified formulas. Expense with respect to these various defined contribution and government-mandated plans for the years ended December 31, 2012, 2011 and 2010 amounted to $60.0 million, $57.9 million and $41.9 million, respectively.

NOTE 9: STOCK-BASED COMPENSATION PLANS

The Company has grants outstanding under various equity compensation plans, only one of which, the 2005 Equity Incentive Plan (2005 EQIP), is currently available for future grants of equity compensation awards to employees and non-employee directors. Options granted under the Company's equity compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant and all terms were fixed.

Stock-based compensation expense recognized was as follows:

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Outstanding restricted and deferred stock units and awards	$ 32.6	$ 25.6	$ 26.0
Unvested outstanding stock options	12.1	11.1	8.5
Total stock-based compensation expense	$ 44.7	$ 36.7	$ 34.5

The total income statement tax benefit recognized from stock-based compensation arrangements during the years ended December 31, 2012, 2011 and 2010 totaled approximately $16.5 million, $13.5 million and $12.7 million, respectively.

Stock options

Options with terms of seven or ten years have been granted to officers and other key employees of the Company under the 2005 EQIP plan at a fixed exercise price equal to the fair value of the Company's common stock on the date of grant. The options vest in one-third increments each year on the anniversary date following the date of grant, based on continued employment.

A summary of option activity under the Company's stock compensation plans as of and for the year ended December 31, 2012 is presented below:

OPTIONS	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM (IN YEARS)	AGGREGATE INTRINSIC VALUE (DOLLARS IN MILLIONS)
Outstanding at January 1, 2012	5,757,456	$ 38.36	4.55	$ 63.8
Granted	668,361	56.04		
Exercised	(1,439,428)	31.47		
Forfeited	(216,746)	37.85		
Expired	–	–		
Outstanding at December 31, 2012	4,769,643	$ 42.94	5.02	$ 64.5
Vested at December 31, 2012 or expected to vest in the future	4,754,339	$ 42.91	5.01	$ 64.4
Exercisable at December 31, 2012	3,175,276	$ 38.98	3.61	$ 55.5

	AT DECEMBER 31, 2012
Stock-based compensation cost not yet recognized under the straight-line method (dollars in millions)	$ 15.9
Weighted-average remaining expense recognition period (in years)	1.49

The fair values per share of option grants for the years ended December 31, 2012, 2011 and 2010 were estimated using the Black-Scholes-Merton option pricing formula with the following weighted-average assumptions:

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Expected life (in years)	**3.2**	2.8	2.5
Risk-free interest rate	**0.37%**	0.38%	0.46%
Volatility	**39.4%**	42.6%	43.8%
Expected dividend yield	**0.0%**	0.0%	0.0%

The Company determined the assumptions involving the expected life of its options and volatility rates based primarily on historical data and consideration of expectations for the future.

The above assumptions and market prices of the Company's common stock at the date of option exercises resulted in the following values:

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Grant-date fair value per option	$ **15.68**	$ 14.47	$ 11.78
Intrinsic value of options exercised (dollars in millions)	$ **33.7**	$ 31.5	$ 63.4
Average intrinsic value per share of options exercised	$ **23.39**	$ 26.79	$ 22.46

Restricted and deferred stock units and awards

Grants of restricted stock units are made to officers and other key employees. The restricted stock units granted generally provide for vesting in one-third increments each year or three-year 100% cliff vesting on the third anniversary of the date of grant, based on continued employment.

Non-employee directors are entitled to receive an annual number of deferred stock units equal to a value of $250,000 determined on the day following the Company's annual meeting of stockholders or, if a director's election to the Board occurs between annual meetings of stockholders, the initial grant of deferred stock units is based on a pro-rata portion of the annual grant amount equal to the remaining number of months in the board year until the next annual meeting of stockholders. These units, which have no exercise price and no expiration date, vest in one-fourth increments quarterly over the following year but cannot be converted into common stock until the earlier of termination of Board service or three years, although Board members have the ability to voluntarily defer conversion for a longer period of time.

A summary of restricted and deferred stock unit award activity under the Company's stock compensation plans as of and for the year ended December 31, 2012 is presented below:

RESTRICTED AND DEFERRED STOCK UNITS	NUMBER	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE
Nonvested at January 1, 2012	1,909,355	$ 30.25
Granted	674,578	50.44
Vested	(808,342)	49.60
Forfeited	(62,084)	47.47
Nonvested at December 31, 2012	1,713,507	$ 28.11

	AT DECEMBER 31, 2012
Stock-based compensation cost not yet recognized under the straight-line method (dollars in millions)	$ 31.8
Weighted-average remaining expense recognition period (in years)	1.53

Information on restricted and deferred stock units granted and vesting during the three years ended December 31, 2012 follows:

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Number of units granted with performance conditions	**211,244**	139,191	211,804
Intrinsic value of units vesting (dollars in millions)	**$ 38.2**	$ 36.9	$ 29.2
Total number of units granted	**674,578**	682,246	806,041
Weighted average grant date fair value per unit	**$ 50.44**	$ 50.67	$ 41.81

The fair value of restricted and deferred stock units is determined based on the closing trading price of the Company's common stock on the grant date.

At December 31, 2012, 2,242,718 shares were reserved for future grants of options, deferred stock units, restricted stock units and other awards. The Company may issue either treasury shares or newly issued shares of its common stock in satisfaction of these awards.

NOTE 10: DEBT

The Company's debt obligations were as follows:

(DOLLARS IN MILLIONS)	DECEMBER 31, 2012	2011
Senior notes:		
Floating rate notes due June 2, 2014	$ **250.0**	$ 250.0
1.6% notes due April 30, 2015	**250.0**	–
6.375% notes due July 15, 2018	**450.0**	450.0
4.5% notes due June 1, 2021	**250.0**	250.0
3.6% notes due April 30, 2022	**250.0**	–
7.0% notes due July 15, 2038	**300.0**	300.0
5.95% notes due June 1, 2041	**250.0**	250.0
Unamortized original issue discount	**(4.1)**	(3.8)
Other debt	**19.6**	70.0
Obligations under capital leases	**60.7**	18.6
	2,076.2	1,584.8
Current maturities	**(29.2)**	(10.6)
Long-term maturities	$ **2,047.0**	$ 1,574.2

Senior Notes

On May 17, 2012, the Company completed the public offering of $500.0 million in aggregate principal amount of senior unsecured notes as follows:

- » $250.0 million principal amount of 1.6% Senior Notes due April 30, 2015; and
- » $250.0 million principal amount of 3.6% Senior Notes due April 30, 2022.

Interest on the 1.6% and 3.6% Senior Notes is payable on April 30 and October 30 of each year, beginning October 30, 2012. The 1.6% and 3.6% Senior Notes were sold at 99.957% and 99.744% of principal amount, respectively, and can both be redeemed in whole or in part by the Company prior to maturity for an amount equal to the principal amount of the notes redeemed plus, under certain circumstances, a make-whole premium as described further in the Supplemental Indenture for each respective Senior Note.

The Floating Rate Senior Notes due June 2, 2014 bear interest based on the 3-month London Interbank Offered Rate (LIBOR) plus 0.93%, per annum (1.24% and 1.46% at December 31, 2012 and 2011, respectively).

The 6.375%, 4.5%, 7.0% and 5.95% Senior Notes can all be redeemed in whole or in part by the Company prior to maturity in accordance with the terms of the respective Supplemental Indentures. The Floating Rate Senior Notes are not redeemable by the Company prior to maturity.

All of the Company's senior notes rank equally with the Company's other existing unsecured and unsubordinated debt.

Proceeds from the issuance of the Senior Notes in 2012 were used to (i) fund the acquisition of TTS, as described further in Note 2 of the Notes to Consolidated Condensed Financial Statements, (ii) repay certain indebtedness of our Brazilian subsidiary to unaffiliated third parties and, (iii) meet certain other general corporate needs.

Multicurrency Revolving Letter of Credit and Credit Facilities

On June 6, 2011, the Company entered into a Second Amendment to its Credit Agreement dated April 14, 2008 (the Amended Credit Agreement). This amendment increased the Company's multicurrency borrowing capacity to $835.0 million and extended the maturity date to June 6, 2016. Under the Amended Credit Agreement, the Company may borrow funds at LIBOR plus a spread, which varies based on the Company's current debt rating, and, if aggregate outstanding credit exposure exceeds one-half of the total facility amount, an additional fee will be incurred. At December 31, 2012, the Company had issued letters of credit totaling $25.4 million under this Amended Credit Agreement with the remaining amount of $809.6 million available for future use.

The Company also has a three-year $250.0 million committed multi-currency revolving letter of credit facility with a third party bank expiring on February 2, 2015. At December 31, 2012, the Company had issued letters of credit totaling $199.0 million under this revolving credit facility, leaving a remaining amount of $51.0 million available for future use.

Other

Other debt, some of which is held by entities located in countries with high rates of inflation, has a weighted-average interest rate of 9.2% at December 31, 2012 (9.1% at December 31, 2011).

Future maturities of the Company's debt (excluding the remaining amount of unamortized discount and capital leases) are approximately $18.9 million in 2013, $250.3 million in 2014, $250.3 million in 2015, and $1,500.1 million thereafter.

In addition to the above, the Company also has other unsecured and uncommitted credit facilities available to its foreign subsidiaries to fund ongoing operating activities. Certain of these facilities also include annual facility fees.

Information on interest expensed and paid during the three years ended December 31, 2012 was as follows:

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2012	2011	2010
Interest expensed	$ **104.4**	$ 92.4	$ 82.2
Interest paid	$ **96.7**	$ 102.8	$ 73.0

NOTE 11: LEASES

The Company leases certain facilities, office space, vehicles, data processing and other equipment under capital and operating leases. Rental expenses for the years ended December 31, 2012, 2011 and 2010 were $85.6 million, $74.7 million and $67.5 million, respectively. Future minimum lease payments with respect to capital leases and operating leases with noncancelable terms in excess of one year were as follows:

(DOLLARS IN MILLIONS)	CAPITAL LEASE PAYMENTS	OPERATING LEASE PAYMENTS
Year ending December 31:		
2013	$ 12.3	$ 65.0
2014	12.1	62.7
2015	10.0	50.2
2016	6.7	53.1
2017	4.2	38.0
Thereafter	75.8	117.8
Future minimum lease payments	**121.1**	**386.8**
Less: amount representing interest	**(60.4)**	**–**
Lease obligations at December 31, 2012	**$ 60.7**	**$ 386.8**

NOTE 12: INCOME TAXES

The components of income before income taxes were as follows:

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2012	2011	2010
U.S. operations	$ **745.9**	$ 590.3	$ 365.9
Foreign operations	**192.1**	60.8	367.4
Income before income taxes	$ **938.0**	$ 651.1	$ 733.3

The provisions for income taxes were as follows:

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2012	2011	2010
Current:			
U.S. federal	$ **123.4**	$ 46.6	$ 102.5
U.S. state and local	**9.4**	5.3	8.7
Foreign	**140.1**	96.4	83.1
	272.9	**148.3**	**194.3**
Deferred:			
U.S. federal	**(35.8)**	5.9	(25.8)
U.S. state and local	**(2.3)**	2.1	0.9
Foreign	**(47.3)**	(27.1)	1.0
	(85.4)	**(19.1)**	**(23.9)**
Income tax provision	$ **187.5**	$ 129.2	$ 170.4

The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
U.S. federal statutory rate	**35.00%**	35.00%	35.00%
State and local income taxes	**0.57**	1.03	1.02
Foreign statutory rate differential	**(9.22)**	(7.30)	(9.62)
Change in valuation allowance on deferred tax assets	**5.92**	(8.89)	6.76
Nondeductible expenses	**0.74**	2.47	1.64
Net U.S. tax on foreign source income	**(10.92)**	(1.67)	(9.52)
All other	**(2.09)**	(0.80)	(2.05)
Total	**20.00%**	19.84%	23.23%
Total income taxes paid (dollars in millions)	**$ 239.5**	$ 121.2	$ 198.2

Components of deferred tax assets (liabilities) were as follows:

(DOLLARS IN MILLIONS)	DECEMBER 31,	
	2012	2011
Deferred tax liabilities:		
Plant and equipment	**$ (150.3)**	$ (137.6)
Inventory	**-**	(4.5)
Intangible assets	**(106.7)**	(90.7)
Other	**(17.1)**	(9.3)
Total deferred tax liabilities	**(274.1)**	(242.1)
Deferred tax assets:		
Inventory	**5.6**	-
Postretirement benefits other than pensions	**11.7**	9.5
Reserves and accruals	**137.5**	120.4
Net operating losses and tax credits	**276.6**	102.0
Pensions	**25.8**	16.6
Other	**12.7**	22.0
Total deferred tax assets	**469.9**	270.5
Valuation allowance	**(84.2)**	(29.7)
Net deferred tax assets (liabilities)	**$ 111.6**	$ (1.3)

Changes in the Company's accruals for unrecognized tax benefits were as follows:

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Balance at beginning of year	**$ 148.4**	$ 68.4	$ 60.4
Increases in estimates for tax positions taken prior to the current year	**-**	6.6	1.0
Decreases in estimates for tax positions taken prior to the current year	**(11.3)**	(2.4)	(0.3)
Increases due to tax positions taken during the current year	**-**	76.1	5.5
Decreases relating to settlements with tax authorities	**(10.1)**	(2.3)	(0.3)
Decreases resulting from the lapse of applicable statutes of limitation	**(6.5)**	(0.1)	(0.2)
Net increases due to translation and interest	**0.5**	2.1	2.3
Balance at end of year	**$ 121.0**	$ 148.4	$ 68.4

The Company has a $15.0 million accrual for unrecognized tax benefits at December 31, 2012, for which the uncertainties surrounding the benefits are expected to be settled during the next twelve-month period as a result of the conclusion of various income tax audits or due to the expiration of the applicable statute of limitations. The Company is not currently aware of any material amounts included as unrecognized tax benefits at December 31, 2012 that, if recognized, would not impact the Company's future effective income tax rate.

There were no material payments for interest or penalties for the years ended December 31, 2012, 2011 or 2010. Also, there were no material accruals for unpaid interest or penalties at December 31, 2012 or 2011.

The Company and its subsidiaries file income tax returns in the United States, various domestic states and localities and in many foreign jurisdictions. The earliest years' tax returns filed by the Company that are still subject to examination by authorities in the major tax jurisdictions are as follows:

UNITED STATES	UNITED KINGDOM	CANADA	FRANCE	GERMANY	NORWAY	SINGAPORE	ITALY
2000	2007	2006	2010	2008	2010	2004	2007

At December 31, 2012, the Company had net operating loss and credit carryforwards in numerous jurisdictions with various expiration periods, including certain jurisdictions which have no expiration period. Changes in the Company's valuation allowances against these net operating loss and credit carryforwards and other deferred tax assets were as follows:

	YEAR ENDED DECEMBER 31,		
(DOLLARS IN MILLIONS)	**2012**	2011	2010
Balance at beginning of year	**$ 29.7**	$ 96.2	$ 46.1
Valuation allowances for unutilized net operating losses and excess foreign tax credits generated in the current year	**35.9**	–	49.6
Valuation allowances on foreign tax credits associated with a prior year	**19.5**	–	–
Reduction in valuation allowances due to utilization of prior years' net operating losses and excess foreign tax credits	**–**	(57.9)	–
Write-off of valuation allowances and associated deferred tax assets for certain losses that have no possibility of being utilized	**–**	(6.0)	–
Effect of translation	**(0.9)**	(2.6)	0.5
Balance at end of year	**$ 84.2**	$ 29.7	$ 96.2

The Company has considered all available evidence in assessing the need for the valuation allowance, including future taxable income, future foreign source income, and ongoing prudent and feasible tax planning strategies. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the net deferred tax assets would be charged to income in the period such determination was made.

Tax attribute carryforwards which are available for use on future income tax returns at December 31, 2012 are as follows:

(DOLLARS IN MILLIONS)	DOMESTIC	FOREIGN	EXPIRATION
Net operating losses – regular income tax	$ –	$ 97.0	2014 - Indefinite
Net operating losses – state income tax	$ 2.2	$ –	2017
Foreign tax credits	$ 125.6	$ –	2016 - 2022

The tax benefit that the Company receives with respect to certain stock compensation plan transactions is credited to capital in excess of par value and does not reduce income tax expense. This benefit amounted to $11.5 million, $4.9 million and $17.4 million in 2012, 2011 and 2010, respectively.

The Company considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003, certain amounts earned during 2009, certain amounts earned by NATCO, and amounts previously subjected to tax in the U.S., to be permanently reinvested. An estimate of the amounts considered permanently reinvested is $4.5 billion. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on this amount. The Company has provided deferred income taxes on the earnings that the Company anticipates will be remitted.

The Company operates in jurisdictions, primarily Singapore and Malaysia, in which it has been granted tax holidays. The benefit of these holidays for 2012, 2011 and 2010 was approximately $2.3 million, $2.3 million and $9.5 million, respectively.

NOTE 13: STOCKHOLDERS' EQUITY

Common Stock

In December 2011, the Board of Directors adopted a resolution allowing for the repurchase of shares of the Company's common stock up to an amount of $500.0 million. This authorization superceded and replaced all previous authorizations. The Company, under this authorization, may purchase shares directly or indirectly by way of open market transactions or structured programs, including the use of derivatives, for the Company's own account or through commercial banks or financial institutions.

Changes in the number of shares of the Company's outstanding stock for the last three years were as follows:

	COMMON STOCK	TREASURY STOCK	SHARES OUTSTANDING
Balance - December 31, 2009	263,111,472	(18,453,758)	244,657,714
Purchase of treasury stock	–	(3,176,705)	(3,176,705)
Stock issued under stock compensation plans	–	2,432,821	2,432,821
Balance - December 31, 2010	263,111,472	(19,197,642)	243,913,830
Purchase of treasury stock	–	(49,000)	(49,000)
Stock issued under stock compensation plans	–	1,667,245	1,667,245
Balance - December 31, 2011	263,111,472	(17,579,397)	245,532,075
Purchase of treasury stock	–	**(412,800)**	**(412,800)**
Stock issued under stock compensation plans	–	**1,576,861**	**1,576,861**
Balance - December 31, 2012	**263,111,472**	**(16,415,336)**	**246,696,136**

At December 31, 2012, 9,116,784 shares of unissued common stock were reserved for future issuance under various stock compensation plans.

Preferred Stock

The Company is authorized to issue up to 10.0 million shares of preferred stock, par value of $0.1 per share. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title and terms as shall be fixed by the Board of Directors of the Company prior to issuance of any shares.

Retained Earnings

Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company's Board of Directors from a current year's earnings as well as from the total of capital in excess of par value plus the retained earnings, which amounted to approximately $6.2 billion at December 31, 2012.

NOTE 14: ACCUMULATED OTHER ELEMENTS OF COMPREHENSIVE INCOME (LOSS)

Accumulated other elements of comprehensive income (loss) comprised the following:

(DOLLARS IN MILLIONS)	DECEMBER 31, 2012	DECEMBER 31, 2011
Accumulated foreign currency translation gain (loss)	$ **45.9**	$ (28.7)
Prior service credits, net, related to the Company's pension and postretirement benefit plans	**3.1**	4.1
Actuarial losses, net, related to the Company's pension and postretirement benefit plans	**(89.7)**	(60.3)
Change in fair value of derivatives accounted for as cash flow hedges and other, net	**10.7**	(5.9)
Total accumulated other elements of comprehensive income (loss)	$ **(30.0)**	$ (90.8)

NOTE 15: BUSINESS SEGMENTS

The Company's operations are organized into three separate business segments - DPS, V&M and PCS.

The DPS segment includes businesses that provide systems and equipment used to control pressures and direct flows of oil and gas wells. Products include surface and subsea production systems, drilling equipment packages, blowout preventers, drilling and production control systems, block valves, gate valves, actuators, chokes, wellheads, manifolds, drilling risers, top drives, draw works, mud pumps, other rig products and aftermarket parts and services.

The V&M segment includes businesses that provide valves and measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. Products include gate valves, ball valves, butterfly valves, Orbit® valves, double block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and services as well as measurement products such as totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling systems.

The PCS segment includes businesses that provide oil and gas separation equipment, heaters, dehydration and desalting units, gas conditioning units, membrane separation systems, water processing systems, reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services for the energy industry and for manufacturing companies and chemical process industries worldwide.

The Company's primary customers are oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors, rental companies, geothermal energy and independent power producers, pipeline operators, major chemical, petrochemical and refining companies, natural gas processing and transmission companies, compression leasing companies, durable goods manufacturers, utilities and air separation companies.

The Company markets its equipment through a worldwide network of sales and marketing employees supported by agents and distributors in selected international locations. Due to the extremely technical nature of many of the products, the marketing effort is further supported by a staff of engineering employees.

The Company expenses all research and product development and enhancement costs as incurred, or if incurred in connection with a product ordered by a customer, when the revenue associated with the product is recognized. For the years ended December 31, 2012, 2011 and 2010, the Company incurred research and product development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling approximately $62.7 million, $60.6 million and $55.2 million, respectively. DPS accounted for 67%, 59% and 59% of each respective year's total costs.

Summary financial data by segment follows:

	YEAR ENDED DECEMBER 31, 2012				
(DOLLARS IN MILLIONS)	**DPS**	**V&M**	**PCS**	**CORPORATE & OTHER**	**CONSOLIDATED**
Revenues	**$ 4,871.3**	**$ 2,142.2**	**$ 1,488.6**	**$ –**	**$ 8,502.1**
Depreciation and amortization	**$ 149.9**	**$ 41.4**	**$ 36.9**	**$ 26.5**	**$ 254.7**
Interest, net	**$ –**	**$ –**	**$ –**	**$ 90.4**	**$ 90.4**
Income (loss) before income taxes	**$ 712.3**	**$ 425.8**	**$ 147.1**	**$ (347.2)**	**$ 938.0**
Capital expenditures	**$ 300.0**	**$ 29.9**	**$ 28.5**	**$ 68.8**	**$ 427.2**
Total assets	**$ 6,005.1**	**$ 1,773.0**	**$ 2,576.9**	**$ 803.2**	**$ 11,158.2**

	YEAR ENDED DECEMBER 31, 2011				
(DOLLARS IN MILLIONS)	DPS	V&M	PCS	CORPORATE & OTHER	CONSOLIDATED
Revenues	$ 4,061.5	$ 1,663.0	$ 1,234.5	$ –	$ 6,959.0
Depreciation and amortization	$ 111.4	$ 40.3	$ 37.9	$ 17.0	$ 206.6
Interest, net	$ –	$ –	$ –	$ 84.0	$ 84.0
Income (loss) before income taxes	$ 685.6	$ 294.1	$ 116.0	$ (444.6)	$ 651.1
Capital expenditures	$ 255.6	$ 34.8	$ 21.6	$ 76.1	$ 388.1
Total assets	$ 4,784.5	$ 1,524.6	$ 2,101.9	$ 950.7	$ 9,361.7

	YEAR ENDED DECEMBER 31, 2010				
(DOLLARS IN MILLIONS)	DPS	V&M	PCS	CORPORATE & OTHER	CONSOLIDATED
Revenues	$ 3,718.3	$ 1,273.3	$ 1,143.2	$ –	$ 6,134.8
Depreciation and amortization	$ 93.0	$ 42.4	$ 54.9	$ 11.3	$ 201.6
Interest, net	$ –	$ –	$ –	$ 78.0	$ 78.0
Income (loss) before income taxes	$ 666.7	$ 188.0	$ 131.9	$ (253.3)	$ 733.3
Capital expenditures	$ 104.6	$ 35.3	$ 19.7	$ 41.1	$ 200.7
Total assets	$ 3,570.1	$ 1,299.7	$ 1,750.8	$ 1,384.5	$ 8,005.1

For internal management reporting, and therefore in the above segment information, Corporate and Other includes expenses associated with the Company's Corporate office, as well as all of the Company's interest income, interest expense, certain litigation expense managed by the Company's General Counsel, foreign currency gains and losses from certain derivative and intercompany lending activities managed by the Company's centralized Treasury function, all of the Company's pension settlement costs, asset impairment and restructuring expense, acquisition-related costs and all stock compensation expense. Consolidated interest income and expense are treated as a Corporate item because cash equivalents, short-term investments and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, income taxes are managed on a worldwide basis by the Corporate Tax Department and are therefore treated as a corporate item.

Revenue by shipping location and long-lived assets by country were as follows:

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2012	2011	2010
Revenues:			
United States	**$ 4,670.5**	$ 3,868.2	$ 3,281.5
United Kingdom	**616.0**	741.2	1,041.0
Other foreign countries	**3,215.6**	2,349.6	1,812.3
Total revenues	**$ 8,502.1**	$ 6,959.0	$ 6,134.8

(DOLLARS IN MILLIONS)	DECEMBER 31, 2012	2011	2010
Long-lived assets:			
United States	**$ 2,531.7**	$ 2,411.8	$ 1,896.6
United Kingdom	**170.2**	167.4	197.7
Other foreign countries	**1,322.9**	845.4	885.3
Total long-lived assets	**$ 4,024.8**	$ 3,424.6	$ 2,979.6

NOTE 16: EARNINGS PER SHARE

The calculation of basic and diluted earnings per share for each period presented was as follows:

(AMOUNT IN MILLIONS, EXCEPT PER SHARE DATA)	YEAR ENDED DECEMBER 31, 2012	2011	2010
Net income	**$ 750.5**	$ 521.9	$ 562.9
Average shares outstanding (basic)	**246.4**	245.0	243.1
Common stock equivalents	**1.7**	2.1	2.4
Incremental shares from assumed conversion of convertible debentures	**–**	2.1	2.0
Shares utilized in diluted earnings per share calculation	**248.1**	249.2	247.5
Earnings per share:			
Basic	**$ 3.05**	$ 2.13	$ 2.32
Diluted	**$ 3.02**	$ 2.09	$ 2.27

The Company's 2.5% Convertible Debentures were included in the calculation of diluted earnings per share for the years ended December 31, 2011 and 2010, since the average price of the Company's common stock exceeded the conversion price of the debentures during all or a portion of each year. These debentures were converted or repurchased by the Company during 2011.

NOTE 17: SUMMARY OF NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES

The effect on net assets of non-cash operating, investing and financing activities was as follows:

(DOLLARS IN MILLIONS)	2012	2011	2010
Impact on net assets of indemnity settlement with BP Exploration and Production, Inc.	$ –	$ (82.5)	$ –
NATCO purchase price allocation adjustment	$ –	$ –	$ (16.9)
Tax benefit of stock compensation plan transactions	$ **11.5**	$ 4.9	$ 17.4
Change in fair value of derivatives accounted for as cash flow hedges, net of tax	$ **10.1**	$ (5.2)	$ (6.1)
Actuarial gain (loss) and impact of plan amendments, net, related to defined benefit pension and postretirement benefit plans	$ **(33.3)**	$ (7.7)	$ 4.5

NOTE 18: OFF-BALANCE SHEET RISK AND GUARANTEES, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk and Guarantees

At December 31, 2012, the Company was contingently liable with respect to approximately $940.7 million of bank guarantees and standby letters of credit issued on its behalf by major domestic and international financial institutions in connection with the delivery, installation and performance of the Company's products under contract with customers throughout the world. The Company was also liable to these financial institutions for financial letters of credit and other guarantees issued on its behalf totaling nearly $27.3 million, which provide security to third parties relating to the Company's ability to meet specified financial obligations, including payment of leases, customs duties, insurance and other matters. Additionally, the Company was liable for approximately $13.9 million of insurance bonds at December 31, 2012 relating to the requirements in certain foreign jurisdictions where the Company does business that the Company hold insurance bonds rather than bank guarantees.

The Company's other off-balance sheet risks were not material at December 31, 2012.

Concentrations of Credit Risk and Major Customers

Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2012. The Company typically does not require collateral for its customer trade receivables. Allowances for doubtful accounts are recorded for estimated losses that may result from the inability of customers to make required payments. See Note 4 of the Notes to Consolidated Financial Statements for additional information.

During 2012 and 2011, no individual customer accounted for more than 10% of the Company's consolidated revenues. Largely as a result of major subsea project activity levels, revenue from a major customer of each of the Company's segments accounted for approximately 12% of the Company's consolidated 2010 revenues.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, short-term investments, trade receivables, trade payables, derivative instruments and debt instruments. The book values of trade receivables, trade payables and floating-rate debt instruments are considered to be representative of their respective fair values.

Following is a summary of the Company's financial instruments which have been valued at fair value in the Company's Consolidated Balance Sheets at December 31, 2012 and 2011:

	FAIR VALUE BASED ON QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)		FAIR VALUE BASED ON SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)		FAIR VALUE BASED ON SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)		TOTAL	
(DOLLARS IN MILLIONS)	**2012**	2011	**2012**	2011	**2012**	2011	**2012**	2011
Cash and cash equivalents:								
Cash	**$ 447.1**	$ 491.7	**$ –**	$ –	**$ –**	$ –	**$ 447.1**	$ 491.7
Certificates of deposit	**0.2**	–	**–**	–	**–**	–	**0.2**	–
Money market funds	**429.1**	133.4	**–**	–	**–**	–	**429.1**	133.4
Commercial paper	**–**	–	**202.7**	140.4	**–**	–	**202.7**	140.4
U.S. treasury securities	**17.6**	–	**–**	–	**–**	–	**17.6**	–
U.S. non-governmental agency asset-backed securities	**–**	–	**41.4**	27.8	**–**	–	**41.4**	27.8
U.S. corporate obligations	**18.9**	29.1	**–**	–	**–**	–	**18.9**	29.1
Non-U.S. bank and other obligations	**28.8**	76.5	**–**	–	**–**	–	**28.8**	76.5
Short-term investments:								
Commercial paper	**–**	–	**253.9**	213.5	**–**	–	**253.9**	213.5
Certificates of deposit	**3.0**	–	**–**	–	**–**	–	**3.0**	–
U.S. Treasury securities	**64.5**	10.1	**–**	–	**–**	–	**64.5**	10.1
U.S. non-governmental agency asset-backed securities	**–**	–	**99.5**	77.3	**–**	–	**99.5**	77.3
U.S. corporate obligations	**96.1**	122.6	**–**	–	**–**	–	**96.1**	122.6
Non-qualified plan assets:								
Money market funds	**1.1**	–	**–**	–	**–**	–	**1.1**	–
Domestic bond funds	**2.4**	–	**–**	–	**–**	–	**2.4**	–
International bond fund	**0.1**	–	**–**	–	**–**	–	**0.1**	–
Domestic equity funds	**3.6**	–	**–**	–	**–**	–	**3.6**	–
International equity funds	**2.1**	–	**–**	–	**–**	–	**2.1**	–
Blended equity funds	**2.6**	–	**–**	–	**–**	–	**2.6**	–
Common stock	**2.1**	–	**–**	–	**–**	–	**2.1**	–
Derivatives, net asset (liability):								
Foreign currency contracts	**–**	–	**19.9**	(13.8)	**–**	–	**19.9**	(13.8)
Interest rate contracts	–	–	**–**	1.4	**–**	–	**–**	1.4
	$ 1,119.3	$ 863.4	**$ 617.4**	$ 446.6	**$ –**	$ –	**$ 1,736.7**	$ 1,310.0

Fair values for financial instruments utilizing level 2 inputs were determined from information obtained from third party pricing sources, broker quotes, calculations involving the use of market indices or mutual fund unit values determined based upon the valuation of the funds' underlying assets.

At December 31, 2012, the fair value of the Company's fixed-rate debt (based on Level 1 quoted market rates) was approximately $2.06 billion as compared to the $1.75 billion face value of the debt recorded, net of original issue discounts, in the Company's Consolidated Balance Sheet. At December 31, 2011, the fair value of the Company's fixed-rate debt (based on Level 1 quoted market rates) was approximately $1.47 billion as compared to the $1.25 billion face value of the debt.

Derivative Contracts

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into foreign currency forward contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2012. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea, drilling, valve or other equipment contracts involving the Company's United States operations and its wholly-owned subsidiaries in Australia, France, Italy, Malaysia, Norway, Singapore and the United Kingdom. Many of these contracts have been designated as and are accounted for as cash flow hedges with changes in the fair value of those contracts recorded in accumulated other comprehensive income (loss) in the period such change occurs. Certain other contracts, many of which are centrally managed, are intended to offset other foreign currency exposures but have not been designated as hedges for accounting purposes and, therefore, any change in the fair value of those contracts are reflected in earnings in the period such change occurs. The Company determines the fair value of its outstanding foreign currency forward contracts based on quoted exchange rates for the respective currencies applicable to similar instruments.

The Company manages its debt portfolio to achieve an overall desired position of fixed and floating rates and employs from time to time interest rate swaps as a tool to achieve that goal.

Total gross volume bought (sold) by notional currency and maturity date on open derivative contracts at December 31, 2012 was as follows:

	NOTIONAL AMOUNT - BUY			NOTIONAL AMOUNT - SELL			
(IN MILLIONS)	2013	2014	TOTAL	2013	2014	2015	TOTAL
Foreign currency forward contracts –							
Notional currency in:							
Euro	240.5	62.1	302.6	(7.8)	–	–	(7.8)
Pound Sterling	58.6	–	58.6	(7.8)	(0.2)	–	(8.0)
Norwegian krone	1,016.6	156.2	1,172.8	(394.5)	(0.4)	–	(394.9)
Singapore dollar	11.0	–	11.0	–	–	–	–
U.S. dollar	43.4	0.3	43.7	(212.5)	(5.3)	(0.5)	(218.3)

The fair values of derivative financial instruments recorded in the Company's Consolidated Balance Sheets were as follows:

	DECEMBER 31,			
	2012		2011	
(DOLLARS IN MILLIONS)	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Derivatives designated as hedges:				
Foreign exchange contracts –				
Current	$ **20.4**	$ **5.7**	$ 1.9	$ 7.0
Non-current	**2.3**	**0.4**	–	0.6
Total derivatives designated as hedges	**22.7**	**6.1**	1.9	7.6
Derivatives not designated as hedges:				
Foreign exchange contracts –				
Current	**3.3**	**–**	2.5	10.6
Non-current	**–**	**–**	–	–
Interest rate swaps –				
Current	**–**	**–**	1.4	–
Non-current	**–**	**–**	–	–
Total derivatives not designated as hedges	**3.3**	**–**	3.9	10.6
Total derivatives	$ **26.0**	$ **6.1**	$ 5.8	$ 18.2

The amount of pre-tax gain (loss) from the ineffective portion of derivatives designated as hedging instruments and from derivatives not designated as hedging instruments was:

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2012	2011	2010
Derivatives designated as hedging instruments:			
Foreign currency contracts –			
Cost of sales	$ **0.4**	$ (0.8)	$ (0.7)
Derivatives not designated as hedging instruments:			
Foreign currency contracts –			
Cost of sales	**1.9**	(0.5)	2.7
Other costs	**15.7**	(9.3)	–
Equity call options –			
Other costs	**–**	(12.2)	–
Interest rate swaps –			
Interest, net	**–**	(0.2)	7.2
Total pre-tax gain (loss)	$ **18.0**	$ (23.0)	$ 9.2

NOTE 19: CONTINGENCIES

The Company is subject to a number of contingencies, including litigation, tax contingencies and environmental matters.

Deepwater Horizon Matter

A blowout preventer ("BOP") originally manufactured by the Company and delivered in 2001, and for which the Company was one of the suppliers of spare parts and repair services, was deployed by the drilling rig Deepwater Horizon in 2010 when the rig experienced an explosion and fire resulting in bodily injuries and loss of life, the loss of the rig, and discharge of hydrocarbons into the Gulf of Mexico.

The Company was named as one of a number of defendants in over 350 suits asserting claims for personal injury, wrongful death, property damage, pollution and economic damages. Most of these suits were consolidated into a single proceeding under rules governing multi-district litigation. The consolidated case is styled: In Re: Oil Spill by the Oil Rig "Deep Water Horizon" in the Gulf of Mexico on April 20, 2010, MDL Docket No. 2179.

On December 15, 2011, the Company entered into an agreement with BP Exploration and Production Inc. (BPXP), guaranteed by BP Corporation North America Inc., pursuant to which BPXP agreed to indemnify the Company for any and all current and future compensatory claims, and to pay on behalf of the Company any and all such claims, associated with or arising out of the Deepwater Horizon incident the Company otherwise would have been obligated to pay, including claims arising under the Oil Pollution Act, claims for natural resource damages and associated damage-assessment costs, clean-up costs, and other claims arising from third parties. The agreement does not provide indemnification of the Company against any fines, penalties, punitive damages or certain other potential non-compensatory claims levied on or awarded against it individually. The Company, however, does not consider any of these, singly or cumulatively, to pose a material financial risk to it because, while the United States brought suit against BP and certain other parties associated with this incident for recovery under statutes such as the Oil Pollution Act of 1990 (OPA) and the Clean Water Act, the Company was not named as a defendant in this suit. Additionally, BP and the Plaintiffs' Steering Committee ("PSC"), appointed by the Court in the MDL proceeding to represent the interests of third-party claimants, concluded an "Economic and Property Damages Settlement Agreement" and a "Medical Benefits Class Action Settlement Agreement" which were filed with the Court on April 18, 2012. Under the terms of these settlements, the PSC, on behalf of these claimants who would be included in the proposed settling classes, has released any claim against BP and certain other parties, including the Company, for punitive and other non-compensatory damages. This settlement was approved by the Court on December 21, 2012. The BP/PSC settlement, and the release of punitive and other non-compensatory damages against Cameron, does not affect the claims of (i) persons who opted out of the settlement; (ii) persons outside of Alabama, Louisiana, Mississippi, and certain counties in Florida and Texas, the geographic scope of the settlement; (iii) persons outside the class of lost business covered by the settlement class such as gambling, real estate development and insurance; and (iv) the Gulf states and local government entities.

A shareholder derivative suit, Berzner vs. Erikson, et al., Cause No. 2010-71817, 190th District Court of Harris County, Texas, was filed in October 2010 against the Company's directors in connection with this incident and its aftermath alleging the Company's directors failed to exercise their fiduciary duties regarding the safety and efficacy of its products, but still remains in the initial pleading stage.

Other Litigation

The Company from time to time is a defendant in cases alleging equipment failure due to inherent defects, design or manufacturing failures and/or improper maintenance, and claims made typically include breach of contract, breach of implied warranty, negligence, strict liability in tort and/or product liability. Two such cases were filed on February 13, 2013 regarding such incidents. Each is styled *Boardwalk Pipeline Partners, et al. vs. Tube Forgings of America, Inc. et al. including Cameron International Corporation.* One was filed in Daviess Circuit Court, Division II, Kentucky, and the other in the District Court of Panola, County, Texas. The facts of the incident and its cause(s) are currently under investigation. In any event, the Company has insurance coverage that is applicable with a self-retention of $5.0 million.

The Company also has been and continues to be named as a defendant in a number of multi-defendant, multi-plaintiff tort lawsuits. At December 31, 2012, the Company's consolidated balance sheet included a liability of approximately $17.2 million for such cases. The Company believes, based on its review of the facts and law, that the potential exposure from these suits will not have a material adverse effect on its consolidated results of operations, financial condition or liquidity.

Tax and Other Contingencies

The Company has legal entities in over 50 countries. As a result, the Company is subject to various tax filing requirements in these countries. The Company prepares its tax filings in a manner which it believes is consistent with such filing requirements. However, some of the tax laws and regulations to which the Company is subject require interpretation and/or judgment. Although the Company believes the tax liabilities for periods ending on or before the balance sheet date have been adequately provided for in the financial statements, to the extent a taxing authority believes the Company has not prepared its tax filings in accordance with the authority's interpretation of the tax laws and regulations, the Company could be exposed to additional taxes.

The Company is currently undergoing a customs audit in Brazil. The Company has been assessed with approximately $51.0 million of additional customs duties, penalties and interest by the government of Brazil as a result of the current customs audit for the years 2003-2010. The Company has identified numerous errors in the assessment, the government has not provided appropriate supporting documentation for the assessment, and the Company believes a majority of this assessment will ultimately be proven to be incorrect. As a result, the Company currently expects no material adverse impact on its results of operations or cash flows as a result of the ultimate resolution of this matter. No amounts have been accrued for this assessment as of December 31, 2012 as no loss is currently considered probable.

Environmental Matters

The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the PCS operation in Grove City, Pennsylvania deposited waste), where remediation was completed in 2011 and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years and which may have yet undiscovered contamination. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2012, the Company's consolidated balance sheet included a noncurrent liability of approximately $4.9 million for these environmental matters.

In 2001, the Company discovered that contaminated underground water from the former manufacturing site in Houston referenced above had migrated under an adjacent residential area. Pursuant to applicable state regulations, the Company notified the affected homeowners. Concerns over the impact on property values of the underground water contamination and its public disclosure led to a number of claims by homeowners. The Company has settled these claims, primarily as a result of the settlement of a class action lawsuit, and is obligated to reimburse 197 homeowners for any diminution in value of their property due to contamination concerns at the time of the property's sale. Test results of monitoring wells on the southeastern border of the plume indicate that the plume is moving in a new direction, likely as a result of a ground water drainage system completed as part of an interstate highway improvement project. As a result, the Company notified 33 additional homeowners, and may provide notice to additional homeowners, whose property is adjacent to the class area that their property may be affected. The Company is taking remedial measures to mitigate any impact on these properties. The Company believes, based on its review of the facts and law, that any potential exposure from existing agreements as well as any possible new claims that may be filed with respect to this underground water contamination will not have a material adverse effect on its financial position or results of operations. The Company's consolidated balance sheet included a liability of approximately $7.1 million for these matters as of December 31, 2012.

NOTE 20: UNAUDITED QUARTERLY OPERATING RESULTS

Unaudited quarterly operating results were as follows:

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)	2012 (QUARTER ENDED)			
	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
Revenues	$ 1,804.3	$ 2,053.7	$ 2,218.3	$ 2,425.8
Revenues less cost of sales (exclusive of depreciation and amortization)	$ 523.9	$ 604.8	$ 650.1	$ 699.0
Other costs (credits)	$ (1.5)	$ 9.9	$ 3.4	$ 21.7
Net income	$ 134.0	$ 174.6	$ 223.6	$ 218.3
Earnings per share:				
Basic	$ 0.54	$ 0.71	$ 0.91	$ 0.88
Diluted	$ 0.54	$ 0.70	$ 0.90	$ 0.88

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)	2011 (QUARTER ENDED)			
	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
Revenues	$ 1,501.3	$ 1,741.1	$ 1,685.9	$ 2,030.7
Revenues less cost of sales (exclusive of depreciation and amortization)	$ 443.4	$ 527.7	$ 549.3	$ 600.2
Other costs	$ 8.9	$ 20.1	$ 34.2	$ 114.2
Net income	$ 109.5	$ 148.0	$ 164.5	$ 99.9
Earnings per share:				
Basic	$ 0.45	$ 0.60	$ 0.67	$ 0.41
Diluted	$ 0.43	$ 0.59	$ 0.67	$ 0.40

Selected Consolidated Historical Financial Data of Cameron International Corporation

The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2012. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)	YEAR ENDED DECEMBER 31,				
	2012	2011	2010	2009	2008
Income Statement Data:					
Revenues	$ **8,502.1**	$ 6,959.0	$ 6,134.8	$ 5,223.2	$ 5,848.9
Costs and expenses:					
Cost of sales (exclusive of depreciation and amortization shown separately below)	**6,024.3**	4,838.4	4,212.4	3,540.1	4,127.9
Selling and administrative expenses	**1,161.2**	1,001.5	862.3	715.6	668.3
Depreciation and amortization	**254.7**	206.6	201.6	156.6	132.1
Interest, net	**90.4**	84.0	78.0	86.5	43.0
Other costs	**33.5**	177.4	47.2	81.6	–
Charge for pension plan termination	**–**	–	–	–	26.2
Total costs and expenses	**7,564.1**	6,307.9	5,401.5	4,580.4	4,997.5
Income before income taxes	**938.0**	651.1	733.3	642.8	851.4
Income tax provision	**(187.5)**	(129.2)	(170.4)	(167.3)	(270.7)
Net income	$ **750.5**	$ 521.9	$ 562.9	$ 475.5	$ 580.7
Basic earnings per share	$ **3.05**	$ 2.13	$ 2.32	$ 2.15	$ 2.67
Diluted earnings per share	$ **3.02**	$ 2.09	$ 2.27	$ 2.11	$ 2.54
Balance Sheet Data (at the end of period):					
Total assets	$ **11,158.2**	$ 9,361.7	$ 8,005.1	$ 7,725.4	$ 5,902.4
Stockholders' equity	$ **5,566.1**	$ 4,707.4	$ 4,392.4	$ 3,919.7	$ 2,344.5
Long-term debt	$ **2,047.0**	$ 1,574.2	$ 772.9	$ 1,232.3	$ 1,218.6
Other long-term obligations	$ **376.1**	$ 399.8	$ 265.9	$ 277.1	$ 228.0

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2012									
	DRILLING & PRODUCTION SYSTEMS		VALVES & MEASUREMENT		PROCESS & COMPRESSION SYSTEMS		CORPORATE		TOTAL	
Income (loss) before income taxes	$	712.3	$	425.8	$	147.1	$	(347.2)	$	938.0
Depreciation and amortization		149.9		41.4		36.9		26.5		254.7
Interest, net		–		–		–		90.4		90.4
Other costs[1]		–		–		–		33.5		33.5
EBITDA, excluding charges	$	862.2	$	467.2	$	184.0	$	(196.8)	$	1,316.6
EBITDA (as a percent of revenues)		17.7%		21.8%		12.4%		–		15.5%

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2011									
	DRILLING & PRODUCTION SYSTEMS		VALVES & MEASUREMENT		PROCESS & COMPRESSION SYSTEMS		CORPORATE		TOTAL	
Income (loss) before income taxes	$	685.6	$	294.1	$	116.0	$	(444.6)	$	651.1
Depreciation and amortization		111.4		40.3		37.9		17.0		206.6
Interest, net		–		–		–		84.0		84.0
Other costs[1]		–		–		–		177.4		177.4
EBITDA, excluding charges	$	797.0	$	334.4	$	153.9	$	(166.2)	$	1,119.1
EBITDA (as a percent of revenues)		19.6%		20.1%		12.5%		N/A		16.1%

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2010									
	DRILLING & PRODUCTION SYSTEMS		VALVES & MEASUREMENT		PROCESS & COMPRESSION SYSTEMS		CORPORATE		TOTAL	
Income (loss) before income taxes	$	666.7	$	188.0	$	131.9	$	(253.3)	$	733.3
Depreciation and amortization		93.0		42.4		54.9		11.3		201.6
Interest, net		–		–		–		78.0		78.0
Other costs[1]		–		–		–		47.2		47.2
EBITDA, excluding charges	$	759.7	$	230.4	$	186.8	$	(116.8)	$	1,060.1
EBITDA (as a percent of revenues)		20.4%		18.1%		16.3%		N/A		17.3%

[1] See Note 3 of the Notes to Consolidated Financial Statements.

(DOLLARS IN MILLIONS)	YEAR ENDED DECEMBER 31, 2012[2] AFTER TAX	2012[2] DILUTED EPS	2011[3] AFTER TAX	2011[3] DILUTED EPS	2010[4] AFTER TAX	2010[4] DILUTED EPS
Net income, as reported	$ 750.5	$ 3.02	$ 521.9	$ 2.09	$ 562.9	$ 2.27
Adjustments:						
Impairment of intangibles	14.0	0.06	–	–	–	–
International pension settlement costs	5.3	0.02	–	–	–	–
Costs associated with the Deepwater Horizon matter and BOP litigation	2.0	0.01	114.8	0.47	9.6	0.04
Acquisition integration costs	10.6	0.04	–	–	16.9	0.07
Costs associated with retiring the 2.5% convertible debentures	–	–	11.6	0.05	–	–
Mark-to-market impact on currency derivatives not designated as accounting hedges	(12.6)	(0.05)	7.5	0.03	–	–
Joint venture formation costs	2.2	0.01	–	–	–	–
Severance, restructuring and other costs	5.3	0.02	8.3	0.03	9.8	0.04
Net income, excluding charges	$ 777.3	$ 3.13	$ 664.1	$ 2.67	$ 599.2	$ 2.42

[2] Individual adjustments assume a 20.0% effective tax rate and 248.1 million diluted shares.
[3] Individual adjustments assume a 19.8% effective tax rate and 249.2 million diluted shares.
[4] Individual adjustments assume a 23.2% effective tax rate and 247.5 million diluted shares.

Earnings before interest, taxes, depreciation and amortization expense (EBITDA), excluding charges, net income, excluding charges, and adjusted EPS (excluding charges), are non-GAAP financial measures. Accordingly, this schedule provides a reconciliation of EBITDA, excluding charges, net income, excluding charges, and adjusted EPS to the most directly comparable financial measures calculated and presented in accordance with Generally Accepted Accounting Principles in the United States (GAAP). The Company believes the presentation of EBITDA, excluding charges, net income, excluding charges, and adjusted EPS are useful to the Company's investors because (i) EBITDA, excluding charges, is an appropriate measure of evaluating the Company's operating performance and liquidity that reflects the resources available for strategic opportunities including, among others, investing in the business, strengthening the balance sheet, repurchasing the Company's securities and making strategic acquisitions and (ii) net income, excluding charges, and adjusted EPS are useful in analyzing the Company's on-going earnings potential and understanding certain significant items impacting the comparability of the Company's results. In addition, EBITDA, excluding charges, net income, excluding charges, and adjusted EPS are widely used benchmarks in the investment community. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the Company's financial results prepared in accordance with GAAP.

STOCKHOLDER RETURN PERFORMANCE GRAPH

FIVE-YEAR GRAPH

The graph below shows the cumulative total stockholder return on the Company's common stock from December 31, 2007 to December 31, 2012 and compares it with the cumulative total return of the Standard & Poor's Composite 500 Stock Index and the weighted-average (based on stock market capitalization) cumulative total return of a Peer Group selected by the Company. The Peer Group includes Baker Hughes Incorporated, FMC Technologies, Inc., Halliburton Company, National Oilwell Varco, Inc., Schlumberger Limited and Weatherford International, Inc. Each case assumes an investment of $100 on December 31, 2007 and the reinvestment of any dividends, and the points on the graph represent the value of each of these investments at the end of each year shown.



$140
$120
$100
$80
$60
$40
$20
$0
CAM
S&P 500
Peer Group
12 / 31 2007
12 / 31 2008
12 / 31 2009
12 / 31 2010
12 / 31 2011
12 / 31 2012

STOCKHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N.A.

General correspondence about your shares should be addressed to:

Computershare Trust Company, N.A.
Shareholder Services
P.O. Box 43078
Providence, RI 43078-3078
Website: www.computershare.com

Telephone inquiries can be made to the Telephone Response Center at (781) 575-2725, Monday through Friday, 8:30 A.M. to 7:00 P.M., Eastern Time.

ADDITIONAL STOCKHOLDER ASSISTANCE

For additional assistance regarding your holdings, write to:

Corporate Secretary
Cameron International Corporation
1333 West Loop South, Suite 1700
Houston, Texas 77027
Telephone: (713) 513-3322

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:00 A.M., Wednesday, May 8, 2013, at the Company's corporate headquarters in Houston, Texas. A meeting notice and proxy materials will be mailed to all stockholders of record as of March 15, 2013.

CERTIFICATIONS

The Company filed with the Securities and Exchange Commission, as Exhibit 31 to its Annual Report on Form 10-K for the 2012 fiscal year, certifications of its Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosures. The Company also submitted to the New York Stock Exchange (NYSE) the previous year's certification of its Chief Executive Officer certifying that he was not aware of any violations by the Company of the NYSE corporate governance listing standards.

STOCKHOLDERS OF RECORD

The approximate number of record holders of Cameron International Corporation common stock was 893 as of February 8, 2013.

COMMON STOCK PRICES

Cameron International Corporation common stock is listed on the New York Stock Exchange under the symbol CAM. The trading activity during 2012 and 2011 was as follows:

2012	HIGH	LOW	LAST
First Quarter	**$ 57.65**	**$ 49.02**	**$ 52.83**
Second Quarter	**53.84**	**38.38**	**42.71**
Third Quarter	**60.00**	**41.26**	**56.07**
Fourth Quarter	**57.78**	**47.62**	**56.46**

2011	HIGH	LOW	LAST
First Quarter	$ 63.16	$ 47.66	$ 57.10
Second Quarter	57.85	42.75	50.29
Third Quarter	58.50	41.54	41.54
Fourth Quarter	55.15	38.77	49.19

THE FOLLOWING DOCUMENTS ARE AVAILABLE ON THE COMPANY'S WEBSITE AT WWW.C-A-M.COM:

The Company's filings with the Securities and Exchange Commission (SEC).

The charters of the Committees of the Board.

Other documents that may be required to be made so available by the SEC or the New York Stock Exchange.

DIRECTORS

JACK B. MOORE
Chairman, President and Chief Executive Officer
Cameron
Houston, Texas

C. BAKER CUNNINGHAM
Former Chairman of the Board
Belden Inc. and Belden CDT Inc.
St. Louis, Missouri

SHELDON R. ERIKSON
Former Chairman of the Board
Cameron
Houston, Texas

PETER J. FLUOR
Chairman of the Board and Chief Executive Officer
Texas Crude Energy, LLC
Houston, Texas

DOUGLAS L. FOSHEE
Former Chairman of the Board
El Paso Corporation
Houston, Texas

JAMES T. HACKETT
Executive Chairman of the Board
Anadarko Petroleum Corporation
Houston, Texas

RODOLFO LANDIM
Controlling Partner and Managing Director
Mare Investimentos S.A.
Partner and Chief Executive Officer
Ouro Preto Oleo e Gas
Rio de Janeiro, Brazil

MICHAEL E. PATRICK
Former Vice President and Chief Investment Officer
Meadows Foundation, Inc.
Dallas, Texas

JON ERIK REINHARDSEN
President and Chief Executive Officer
Petroleum Geo-Services ASA
Lysaker, Norway

DAVID ROSS
Lead Director
Private Investor
Houston, Texas

BRUCE W. WILKINSON
Principal
ANCORA Partners, LLC,
Former Chairman of the Board
McDermott International, Inc.
Houston, Texas

OFFICERS

JACK B. MOORE
Chairman, President and Chief Executive Officer

JOHN D. CARNE
Executive Vice President

GARY M. HALVERSON
Senior Vice President and President, Surface Systems

WILLIAM C. LEMMER
Senior Vice President and General Counsel

CHARLES M. SLEDGE
Senior Vice President and Chief Financial Officer

JAMES E. WRIGHT
Senior Vice President and President, Valves & Measurement

CHRISTOPHER A. KRUMMEL
Vice President, Controller and Chief Accounting Officer

JEFFREY G. ALTAMARI
Vice President, Investor Relations

GLENN J. CHIASSON
Vice President and President, Drilling Systems

STEVEN P. GEIGER
Vice President, Operational Excellence

GRACE B. HOLMES
Vice President, Corporate Secretary and Chief Governance Officer

H. KEITH JENNINGS
Vice President and Treasurer

HUNTER W. JONES
Vice President, Enterprise Services

ROSLYN R. LARKEY
Vice President, Human Resources

R. SCOTT ROWE
Vice President and President, Subsea Systems

OWEN A. SERJEANT
Vice President and President, Process & Compression Systems

EDWARD E. WILL
Vice President, Marketing & Strategy

CAMERON INTERNATIONAL CORPORATION

OVERVIEW

Cameron is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries.

Leveraging its global manufacturing, engineering and sales and service network, Cameron works with drilling contractors, oil & gas producers, pipeline operators, refiners and other process owners to control, direct, adjust, process, measure and compress pressures and flows.

Cameron operates around the world from more than 300 locations covering virtually all of the world's oil and gas operating basins. The majority of its business comes from outside the United States.

Designed by Origin, Houston, TX
WWW.ORIGINACTION.COM

CAMERON

1333 West Loop South, Suite 1700
Houston, Texas 77027
713.513.3300

www.c-a-m.com